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As filed with the Securities and Exchange Commission on October 10, 2003

Registration No. 333-98679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARTER'S, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	2300	13-3912933
(State or other jurisdiction of Incorporation or Organization)	(Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
Telephone: (404) 745-2700
Facsimile: (404) 892-0968
(Address, including zip code and telephone number,
including area code, of registrant's principal executive offices)

Michael D. Casey
Executive Vice President and Chief Financial Officer
The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
Telephone: (404) 745-2700
Facsimile: (404) 892-0968
(Name, address, including zip code and telephone
number, including area code, of agent for service)

Copies to:

Joel F. Freedman, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000 Facsimile: (617) 951-7050	Robert E. Buckholz, Jr., Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000 Facsimile: (212) 558-3588

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE

COMMON STOCK, PAR VALUE $0.01 PER SHARE	$115,000,000	$9,303.05(2)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes shares subject to the underwriters' over-allotment option.

(2)
Previously paid.

        On September 30, 2003 the registrant re-incorporated in Delaware and changed its name from Carter Holdings, Inc. to Carter's, Inc.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

Subject to Completion. Dated October 10, 2003.

6,250,000 Shares

Common Stock

        This is an initial public offering of common stock of Carter's, Inc.

        Carter's is offering 4,687,500 of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 1,562,500 shares. Carter's will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. Carter's has applied for listing of the common stock on the New York Stock Exchange under the symbol "CRI."

        See "Risk Factors" on page 10 to read more about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Carter's	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        This offering is being made on a firm committment basis. To the extent that the underwriters sell more than 6,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 703,125 shares from Carter's and 234,375 shares from the selling stockholders at the initial public offering price less the underwriting discount.

Goldman, Sachs & Co.
Banc of America Securities LLC
Credit Suisse First Boston
Morgan Stanley

Prospectus dated                  , 2003.

If they could just stay little 'til their Carter's wear out.™
carter's

Baby

bodysuits

sleep & play

bibs

layette gowns

receiving blankets

towels

carter's

Sleepwear

Playclothes

pajamas

cotton pajamas

blanket sleepers

knit tops & leggings

dresses & rompers

t-shirts & jeans

PROSPECTUS SUMMARY

        This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus. In particular, you should read the section entitled "Risk Factors" and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. The fiscal year of Carter's ends on the Saturday, in December or January, nearest the last day of December. The terms "baby" and "young children" have specific meanings when used in the children's apparel industry. References to "baby" in this prospectus mean newborns through approximately age one, or up to size 9 months, and references to "young children" in this prospectus mean children from approximately age one to six, or children's clothing size 12 months to size 7. References to market share in this prospectus mean our share expressed as a percentage of total retail revenues of a market unless otherwise indicated.

Our Business

        We are the largest branded marketer of baby apparel and a leading marketer of young children's apparel in the United States based on total revenues. Over our 138 years of operation, Carter's has become one of the most highly recognized and most trusted brand names in the children's apparel industry. We focus on providing high-quality, basic products at prices that deliver an attractive value to consumers. We believe the value proposition of our products appeals to a broad range of consumers, and our multi-channel sales strategy allows us to reach consumers where they shop. We sell our products under the Carter's and Carter's Classics brands in our wholesale channel, which includes over 400 department store, national chain and specialty store accounts. The wholesale channel also includes major discount retailers such as Wal-Mart and Target, whom we refer to as mass merchant retailers and collectively as the mass channel. We sell our products under the Tykes brand in over 1,100 Target Stores and under our Child of Mine brand in over 2,900 Wal-Mart stores. Additionally, we operate 159 Carter's retail stores located primarily in premier outlet centers throughout the United States.

        Since 1992, when the current management team joined Carter's, we have increased net sales from $227 million to $580 million. Over the past five years, we have increased net sales at a compounded annual growth rate of 10%, and we have increased operating income from $23.1 million to $60.6 million, yielding a compounded annual growth rate of approximately 21%. During this five-year period, our net income was decreased by acquisition-related charges of $11.3 million in 2001, debt extinguishment charges of $12.5 million in 2001 and plant closure costs of $4.3 million and $7.1 million in 2001 and 1999, respectively.

        Our core products are basic, high-volume apparel for babies and young children and include bodysuits, pajamas, blanket sleepers, gowns, bibs, towels, washcloths and receiving blankets. Our top ten core products accounted for more than 80% of our net sales in 2002. We believe these core products are consumer staples and are insulated from changes in fashion trends. Whether they are shopping for their own children or purchasing gifts, consumers provide consistent demand for our products as they start wardrobes for the four million babies born each year and replace clothing outgrown by babies and young children. In 2002, we sold over 100 million units of Carter's products to our wholesale customers and through our retail stores, an increase of approximately 19% from 2001.

        In the department, national chain, outlet, specialty store and off-price sales channels, we are the largest provider of layette and sleepwear for babies and young children based on market share. Layette is comprised of a complete range of apparel and related products for newborns. Our aggregate market shares in fiscal 2002 in these channels were approximately 30% for layette and 29% for sleepwear for babies and young children, which represent greater than four and two times, respectively, the market shares of the next largest brands. In these channels, our share of the playclothes market for babies and young children grew from 4.2% in 2001 to 5.0% in 2002.

        Our top wholesale customers are leading children's retailers in the United States: Kohl's, Kids "R" Us/Babies "R" Us, JCPenney, Federated, May Company, Sears and Mervyn's. In the fourth quarter of 2000, we began selling our products in the mass channel by launching the Tykes brand in all Target stores nationwide. At the end of the second quarter of 2003, we began shipping products under our new Child of Mine brand, which are now being sold in substantially all Wal-Mart stores in the United States. In addition, we extend the reach of the Carter's, Carter's Classics and Tykes brands in our channels through licensing arrangements with 18 marketers of related baby and young children's products who collectively generated $113.8 million of branded wholesale sales in 2002, resulting in $8.4 million of royalty income to us. We license our Child of Mine brand to many of our licensee partners who sell products to Wal-Mart which extends our brand into additional product categories at Wal-Mart. See "Business—Products and Markets—Licensed Products" for a listing of our licensees.

Our Competitive Strengths

        We attribute our market leadership and significant opportunities for continued growth and increased profitability to the following competitive strengths:

  •
  Superior Brand Power. During our 138 years of providing quality baby and young children's apparel, we have successfully established the Carter's brand as a trusted and well recognized name among consumers. Ninety-five percent of mothers and grandmothers surveyed knew the Carter's name, and over 85% had purchased Carter's products. We believe consumers have a strong, emotional connection to the Carter's brand, and this consumer relationship provides us with substantial brand equity.

  •
  High-Volume, Core Product Strategy. We develop and market basic, high-volume apparel products that consumers purchase frequently. The majority of our core body styles continue from year to year with variations only to color, fabric or creative applications. In the past three years, we have expanded our design team in order to improve our artistic capabilities on these core products. Over 90% of babywear sales to our wholesale customers in 2002 were of products that we frequently replenish to our customers. We believe this increases our productivity and creates a more stable and predictable revenue base.

  •
  Multiple Sales Channels with Broad Consumer Reach. Our multi-channel sales strategy allows us to reach consumers with varying demographic and socio-economic characteristics. In addition to our historic wholesale strength and retail store presence, we began selling our products to mass merchant stores with the launch of the Tykes brand in all Target stores in 2000 and our Child of Mine brand in substantially all Wal-Mart stores in the United States in 2003.

  •
  Operational Expertise. We believe that our skill at servicing our customers with on-time deliveries of high-quality product, our ability to monitor their inventory levels based on weekly sales data, and our capability to replenish their inventory on a timely basis have been key drivers in building our market share with our wholesale customers and have been important factors in our entry into the leading mass merchant stores.

  •
  Global Sourcing Network. Over the past five years, we have successfully developed a global sourcing network for our products in over 15 countries with more than 60 vendors. This global sourcing initiative has enabled us to improve product quality, reduce costs and establish significant capacity for growth. See "Business—Our Competitive Strengths—Global Sourcing Network."

  •
  Strong Management Team With a Proven Track Record. We have a strong and experienced management team, with our five senior executives averaging more than 20 years of experience in the textile and apparel industries. Since joining Carter's in 1992, our management team has been responsible for increasing net sales at a compounded annual growth rate of approximately 10%. In recent years, we have expanded the management team to provide additional expertise in mass channel and outlet retailing, global sourcing, supply-chain logistics and merchandising. After this offering, without including purchases under the directed share program, management will continue to own approximately 6.1% of the equity of our company or 6.0% if the underwriters choose to exercise in full their option to purchase additional shares.

Our Growth Strategy

        We intend to continue to increase sales and profitability and to become the leading apparel brand in the United States for children under six years old. Our growth strategy includes:

  •
  Core Product Focus. We intend to expand our strong market shares by continuing to drive the growth of our core products through further fabric improvements, new artistic applications and new packaging and presentation strategies. In addition, we will continue to provide our major retail customers with display units that present our core products more visibly on their retail floors. We will also continue to expand our market share through emphasis on competitive pricing for all core products and clear communication of value to consumers.

  •
  Leverage Carter's Brand in the Large, Fragmented Playclothes Market. We have a significant opportunity to expand our brand in the highly fragmented, $12 billion playclothes market for babies and young children. In 2002, this market was more than six times the size of the markets for layette and sleepwear combined. We intend to further drive sales of our core playclothes products such as t-shirts, leggings, shorts, casual pants, jumpsuits, rompers and creepers by offering quality products at attractive prices and leveraging our strengths with our existing wholesale customers and consumer base. In the most recent four fiscal quarters, our wholesale playclothes revenue increased 50% over the previous four fiscal quarters.

  •
  Expand Presence in Mass Channel. Thirty-five percent of sales in the $17.8 billion United States apparel market for babies and young children is generated through mass merchant stores nationwide. Over the past three years, we have built a strong presence in the mass channel with the launch of Tykes in 2000 at Target and Child of Mine at

  Wal-Mart in 2003. The Tykes brand has proven successful to date, growing net sales in 2002 by 16% compared to 2001. In the first half of 2003, net sales from Tykes more than doubled compared to the first half of 2002. During this period wholesale revenue grew as a percentage of our total revenue, resulting in higher gross profit overall but lower gross profit as a percentage of net sales as wholesale revenues generally yield lower margins than similar products sold through our retail channel. In 2002, Wal-Mart and Target together represented 78% of mass channel sales of apparel products for babies and young children in the United States. We believe we have significant opportunities to grow our Child of Mind brand at Wal-Mart and the Tykes brand at Target over the next several years.

  •
  Extend Reach and Increase Productivity of Retail Stores. We intend to add eight to ten retail stores per year. In 2002, all of our retail stores that had been open for more than twelve months were profitable. Generally, new stores are profitable within the first year of operation and produce a payback of initial investment within one year after opening. We further intend to increase our store productivity by increasing the percentage of core products in our retail stores, investing in fixturing to provide a more compelling presentation and by focusing on clearer communications of product pricing.

  •
  Continue Expansion of Global Sourcing. We define full package sourcing as the purchase of complete, ready-for-sale products from various vendors located primarily in the Far East. Full-package sourcing currently accounts for approximately 70% of our total product mix. We believe significant cost reduction and margin improvement are possible as we further expand and leverage our global sourcing network.

  •
  Optimize Supply Chain. We have a significant opportunity to improve our supply chain. We are committing substantial management efforts to shorten product lead times and create a more effective distribution model. In addition, our core product focus allows us to continue to reduce product complexity. We expect these initiatives will enable us to improve demand forecasting, lower distribution costs and increase inventory turns.

General

        In August 2001, Berkshire Fund V, Limited Partnership, Berkshire Fund V Coinvestment Fund, Limited Partnership and Berkshire Investors LLC, each of which is an investment fund affiliated with Berkshire Partners LLC, purchased control of our company from Investcorp S.A., which had been our controlling stockholder since acquiring us in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview." Our management team has remained in place since 1992 and has provided continuity to our business through both of these acquisitions. Berkshire Partners is a Boston-based private investment firm that invests in businesses that offer strong growth prospects and are supported by high-quality management teams. Berkshire has invested in mid-size private companies for the past nineteen years through six investment funds with aggregate capital commitments of approximately $3.5 billion. Berkshire Partners has invested in operating companies in a wide variety of industries, including industrial and consumer products manufacturing, retail and related services, business services, communications and transportation.

        We are incorporated in the State of Delaware. See "Business—General." Our principal executive offices are located at The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309. Our telephone number is (404) 745-2700. Our internet address is www.carters.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained in or accessible through our website to be part of this prospectus.

Risk Factors

        We face risks operating our business that you should consider before investing in our company. For a discussion of the significant risks associated with operating our business or with investing in our common stock, you should read the section entitled "Risk Factors" beginning on page 10 of this prospectus.

This Offering

Common stock offered by us	4,687,500 shares(1)
Common stock offered by selling stockholders	1,562,500 shares(2)
Total common stock offered	6,250,000 shares(1)(2)
Common stock outstanding after this offering	27,282,235 shares(1)(3)
Use of proceeds
We intend to contribute approximately $68.5 million of the net proceeds from the sale of the common stock offered by us to our operating subsidiary, The William Carter Company, which will use those proceeds to redeem approximately $61.3 million in principal amount of its outstanding senior subordinated notes plus redemption premiums of approximately $6.7 million. Additionally, upon the completion of this offering, The William Carter Company will also pay Berkshire Partners LLC $2.6 million to terminate our future obligations under our management agreement with them. In the event the underwriters choose to exercise in full their option to purchase additional shares, we intend to use any remaining net proceeds to repay indebtedness under our senior credit facility, or for general corporate purposes, such as funding working capital. We will not receive any proceeds from the sale of shares by the selling stockholders.(4)
Proposed NYSE symbol	CRI
Risk factors	See "Risk Factors" beginning on page 10 of this prospectus for a discussion of the significant risks associated with operating our business or with investing in our common stock.

(1)
Does not include 703,125 shares of common stock that may be sold by us if the underwriters choose to exercise in full their option to purchase additional shares.

(2)
Does not include 234,375 shares of common stock that may be sold by the selling stockholders if the underwriters choose to exercise in full their option to purchase additional shares.

(3)
Does not include 4,344,193 shares of common stock reserved for issuance under our 2003 Equity Incentive Plan, under which options to purchase 3,838,433 shares of common stock are outstanding as of the date of this prospectus.

(4)
Assumes that the underwriters do not choose to exercise their option to purchase any additional shares.

Summary Historical and Pro Forma Consolidated Financial Data

        The summary historical consolidated financial data as of the end of and for the fiscal year 2000, for the period from December 31, 2000 through August 14, 2001, as of the end of and for the period from August 15, 2001 through December 29, 2001 and as of the end of and for the fiscal year 2002 were derived from our audited consolidated financial statements. The audited consolidated financial statements for fiscal year 2000, for the period from December 31, 2000 through August 14, 2001, as of the end of and for the period from August 15, 2001 through December 29, 2001 and as of the end of and for fiscal year 2002 are included elsewhere in this prospectus. The summary historical consolidated financial data for each of the six-month periods ended June 29, 2002 and July 5, 2003 and as of July 5, 2003 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of June 29, 2002 were derived from our unaudited condensed consolidated financial statements.

        As a result of adjustments made in connection with our acquisition by investment funds affiliated with Berkshire Partners LLC, and associated investors in August 2001, which we refer to as the "Acquisition," the results of operations for the period from August 15, 2001 through December 29, 2001, fiscal year 2002, the six-month periods ended June 29, 2002 and July 5, 2003 (the "Successor" periods) are not comparable to periods prior to the Acquisition (the "Predecessor" periods). This data is qualified in its entirety by the more detailed information appearing in our consolidated historical financial statements and related notes, our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	(dollars in thousands, except per share data)
	Predecessor(a)		Successor(b)
						Six-month periods ended
		Period from December 31, 2000 through August 14, 2001(c)	Period from August 15, 2001 through December 29, 2001		Pro Forma for the Offering			Pro Forma for the Offering
	Fiscal Year 2000			Fiscal Year 2002	Fiscal Year 2002(d)	June 29, 2002	July 5, 2003	July 5, 2003(d)
OPERATING DATA:
Wholesale sales	$248,095	$155,639	$127,689	$325,796	$325,796	$135,228	$192,480	$192,480
Retail sales	215,280	127,088	108,091	253,751	253,751	108,462	113,521	113,521

Net sales	463,375	282,727	235,780	579,547	579,547	243,690	306,001	306,001
Cost of goods sold	293,340	182,863	149,352	352,151	352,151	150,069	195,542	195,542

Gross profit	170,035	99,864	86,428	227,396	227,396	93,621	110,459	110,459
Selling, general and administrative expenses	135,322	88,895	57,987	174,110	172,810	78,913	86,764	86,114
Acquisition-related charges(e)	—	11,289	—	—	—	—	—	—
Writedown of long-lived assets(f)	—	3,156	—	150	150	—	—	—
Plant closure costs(g)	—	1,116	(268)	—	—	—	—	—
Deferred charge write-off(h)	—	—	—	923	923	—	—	—
Royalty income	(5,808)	(4,993)	(2,624)	(8,352)	(8,352)	(3,775)	(4,457)	(4,457)

Operating income	40,521	401	31,333	60,565	61,865	18,483	28,152	28,802
Interest income	(303)	(73)	(207)	(347)	(347)	(167)	(226)	(226)
Loss on extinguishment of debt(i)	—	12,525	—	—	—	—	—	—
Interest expense	18,982	11,803	11,307	28,648	21,699	14,137	13,747	10,273

Income (loss) before income taxes and cumulative effect of change in accounting principle	21,842	(23,854)	20,233	32,264	40,513	4,513	14,631	18,755
Provision for (benefit from) income taxes	8,835	(6,857)	7,395	13,011	16,335	1,738	5,633	7,220

Income (loss) before cumulative effect of change in accounting principle	13,007	(16,997)	12,838	19,253	24,178	2,775	8,998	11,535
Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of $217(j)	354	—	—	—	—	—	—	—

Net income (loss)	$12,653	$(16,997)	$12,838	$19,253	$24,178	$2,775	$8,998	$11,535

EARNINGS PER SHARE DATA(k):
Basic net income (loss) per common share	$0.33	$(0.44)	$0.57	$0.86	$0.87	$0.12	$0.40	$0.41
Diluted net income (loss) per common share	$0.33	$(0.44)	$0.56	$0.82	$0.84	$0.12	$0.38	$0.39
Basic weighted average number of common shares outstanding	38,759,508	38,752,744	22,332,136	22,453,088	27,859,338	22,384,488	22,550,452	27,956,702
Diluted weighted average number of common shares outstanding	38,759,508	38,752,744	23,086,845	23,544,900	28,951,150	23,366,324	23,974,808	29,381,058
BALANCE SHEET DATA (end of period):
Total assets	$327,545		$604,162	$643,349		$605,565	$643,118
Total debt, including current maturities	161,400		298,742	297,622		297,870	291,943
Stockholders' equity	69,596		158,338	179,359		162,254	188,457
OTHER OPERATING DATA:
EBITDA(l)	$57,687	$121	$38,251	$79,258	$80,558	$27,048	$38,143	$38,793
Capital expenditures	17,179	9,480	9,556	18,009	18,009	5,552	6,810	6,810

  (a)
  On a pro forma basis, assuming Statements of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") was in effect for all periods presented, pro forma income (loss) before income taxes and cumulative effect of change in accounting principle for revenue recognition would have been $(21.8) million for the Predecessor period from December 31, 2000 through August 14, 2001 and $25.1 million for the Predecessor fiscal year 2000. Pro forma net income (loss) would have been $(15.5) million for the Predecessor period from December 31, 2000 through August 14, 2001 and $14.9 million for the Predecessor fiscal year 2000.

  (b)
  As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we adopted the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS 142, which affect the amortization of goodwill and other intangibles. Accordingly, the results as of the end of and for the Successor periods from August 15, 2001 through December 29, 2001, the fiscal year 2002 and the six-month periods ended June 29, 2002 and July 5, 2003 are not comparable to periods prior to the Acquisition.

  (c)
  In the first quarter of 2003, we adopted the provisions of SFAS No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds Financial Accounting Standards Board ("FASB") Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001, as more fully described in note (i) below, have been reclassified to conform with the provisions of SFAS 145.

  (d)
  The pro forma operating data, earnings per share data and EBITDA for the fiscal year 2002 and the six-month period ended July 5, 2003 were derived from our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated operating data, earnings per share data and EBITDA has been prepared to give effect to this offering at an assumed initial offering price of $16.00 per share and the use of the proceeds from this offering as outlined in "Use of Proceeds," as if they had occurred at December 30, 2001. Pro forma adjustments reflect the following:

  •
  redemption of $61.3 million in principal amount of our senior subordinated notes from the proceeds of this offering and the related reductions in interest of $6.7 million in fiscal 2002 and $3.3 million for the six-months ended July 5, 2003;

  •
  reductions in debt issuance amortization of $288,000 in fiscal 2002 and $144,000 for the six-months ended July 5, 2003 resulting from the redemption of $61.3 million in principal amount of our senior subordinated notes from the proceeds of this offering;

  •
  elimination of the Berkshire management fee of $1.3 million in fiscal 2002 and $650,000 for the six-months ended July 5, 2003 as the agreement will be terminated upon the completion of this offering; and

  •
  tax effects of the above adjustments using an effective rate of 40.3% and 38.5% for fiscal 2002 and the six-months ended July 5, 2003.

  In preparing the above pro forma operating data, we did not consider approximately $6.7 million of debt redemption premiums associated with the prepayment of $61.3 million in principal amount of 10.875% senior subordinated notes and approximately $2.2 million in charges related to the write-off of associated debt issuance costs. These charges will be expensed in our statements of operations for periods including this offering. Also not considered in the pro forma operating data is a charge of approximately $2.6 million to be paid in settlement of the Berkshire management agreement that will be expensed in our statements of operations for periods including this offering.

  In preparing the above pro forma results, the weighted average number of common shares outstanding has been adjusted to give effect to the issuance of 4,687,500 common shares in connection with this offering, not including 703,125 shares if the underwriters choose to exercise in full their option to purchase additional shares, and including 718,750 shares to give effect to the dividend of $24.9 million paid on July 31, 2003.

  The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred had this offering been consummated as of the date indicated. In addition, the unaudited pro forma condensed consolidated financial information is not necessarily indicative of our future condition or operating results. The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and accompanying notes, and other financial information, appearing elsewhere in this prospectus.

  (e)
  The Acquisition-related charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

  (f)
  The $3.2 million writedown of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 relates to the closure of two domestic manufacturing facilities.

  (g)
  The $1.1 million plant closure costs for the Predecessor period from December 31, 2000 through August 14, 2001 relate to closure costs associated with two domestic manufacturing facilities closed in the period.

  (h)
  The deferred charge write-off in fiscal 2002 reflects the write-off of $923,000 of previously deferred costs associated with the initial filing of a registration statement on Form S-1 in August 2002, to register this offering.

  (i)
  Debt extinguishment charges for the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of debt issuance costs of approximately $4.7 million and a debt prepayment penalty of approximately $7.8 million.

  (j)
  In fiscal 2000, we recorded the cumulative effect of a change in accounting principle in order to comply with guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." On a pro forma basis, assuming this accounting change for revenue recognition is applied retroactively, net income would have been $13.0 million in fiscal 2000.

  (k)
  As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in Successor periods.

  (l)
  EBITDA represents earnings before interest, income tax expense, depreciation and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts and other interested parties, in evaluating performance of companies in our industry. EBITDA also closely tracks, after specified adjustments, the defined terms "Consolidated Adjusted EBITDA" and "Consolidated Cash Flow" that are the bases for calculating our financial debt covenants and restrictions under the senior credit facility and our senior subordinated notes. Additionally, we believe EBITDA is an accepted indicator of our ability to incur and service debt obligations and make capital expenditures. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, or an alternative to net income indicating our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

  A reconciliation of EBITDA to net income (loss) is presented below:

	(dollars in thousands)
	Predecessor(a)		Successor(b)
						Six-month periods ended
		Period from December 31, 2000 through August 14, 2001(c)	Period from August 15, 2001 through December 29, 2001		Pro Forma for the Offering			Pro Forma for the Offering
	Fiscal Year 2000			Fiscal Year 2002	Fiscal Year 2002(d)	June 29, 2002	July 5, 2003	July 5, 2003(d)
OPERATING DATA:
EBITDA(l)	$57,687	$121	$38,251	$79,258	$80,558	$27,048	$38,143	$38,793
Depreciation and amortization expense	(17,520)	(12,245)	(6,918)	(18,693)	(18,693)	(8,565)	(9,991)	(9,991)
Interest income	303	73	207	347	347	167	226	226
Interest expense	(18,982)	(11,803)	(11,307)	(28,648)	(21,699)	(14,137)	(13,747)	(10,273)
(Provision for) benefit from income taxes	(8,835)	6,857	(7,395)	(13,011)	(16,335)	(1,738)	(5,633)	(7,220)

Net income (loss)	$12,653	$(16,997)	$12,838	$19,253	$24,178	$2,775	$8,998	$11,535

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this prospectus before making an investment decision regarding our common stock. The risks described below are the significant risk factors, currently known and unique to us, that make an investment in our common stock speculative or risky. You could lose part or all of your investment.

Risks Relating to Our Business

The loss of one or more of our key customers could result in a material loss of revenues.

        In 2002, we derived approximately 43% of our total net sales from our top eight customers. We expect that these customers will continue to represent a significant portion of our sales in the future. However, we do not enter into long-term sales contracts with our key wholesale customers, relying instead on long-standing relationships with these customers and on our position in the marketplace. As a result, we face the risk that one or more of our key customers may significantly decrease its or their business with us or terminate its or their relationships with us. Any such decrease or termination or a decrease in our key customers' business could result in a material decrease in our revenue.

Retail trends could result in increased downward pressure on our prices.

        With the growing trend toward retail trade consolidation, we increasingly depend upon a reduced number of key retailers whose bargaining strength is growing. Changes in the policies of our retail trade customers, such as inventory de-stocking, limitations on access to shelf space and other conditions may result in lower net sales. Further consolidations in the retail industry could result in price and other competition that could damage our business.

We currently source substantially all of our sewing, embroidery and cutting, and a substantial portion of our fabric production through our offshore facilities and other offshore production arrangements. Our dependence on foreign supply sources may result in disruptions to our operations in the event of political instability, international events or new foreign regulations and such disruptions may increase our cost of goods sold and decrease gross profit.

        We source a substantial portion of our offshore production through a network of various vendors in the Far East, coordinated by our Far East agents. We expect to source more of our fabric production offshore over time. The following occurrences could disrupt our foreign supply chain and increase our cost of goods sold or impact our ability to get products to our customers:

    •
    political instability or other international events resulting in the disruption of trade from foreign countries in which our manufacturing facilities are located;

    •
    the imposition of new regulations relating to imports, duties, taxes and other charges on imports; or

    •
    the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

        These and other events beyond our control could interrupt production in offshore facilities or delay receipt of the products in the United States.

The value of our brand, and our sales, could be diminished if we are associated with negative publicity.

        While our staff and third-party compliance auditors periodically visit and monitor the operations of our vendors, independent manufacturers and licensees, we do not control these vendors or independent manufacturers or their labor practices. A violation of our vendor policies, labor laws or other laws by these vendors or independent manufacturers could interrupt or otherwise disrupt our sourcing or damage our brand image. As a result, negative publicity regarding our company, brand or products, including licensed products, could adversely affect our reputation and sales.

The loss of one or more of our major suppliers for raw materials may interrupt our supplies.

        Of the fabrics we source in the United States, we purchase a majority from a few vendors of each material. The loss of one or more of these vendors could interrupt our supply chain impacting our ability to deliver products to our customers.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of market share and, as a result, a decrease in revenues and gross profit.

        The baby and young children's apparel markets are highly competitive. Both branded and private label manufacturers compete in the baby and young children's apparel markets. Our primary competitors in our wholesale business include Oshkosh B'Gosh, Gerber, Disney and private label product offerings. We also compete with specialty store retailers, including The Gap, Gymboree and The Children's Place. Because of the fragmented nature of the industry, we also compete with many other manufacturers and retailers. Some of our competitors have greater financial resources and larger customer bases than we have and are less financially leveraged than we are. As a result, these competitors may be able to:

    •
    adapt to changes in customer requirements more quickly;

    •
    take advantage of acquisition and other opportunities more readily; and

    •
    devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can.

Our substantial leverage could adversely affect our financial condition.

        On July 5, 2003, after giving effect to this offering and our intended use of proceeds specified in this prospectus, we would have had total debt of approximately $230.7 million (consisting of $112.7 million of our senior subordinated notes and $118.0 million of secured borrowings under our senior credit facility). In addition, we and our subsidiaries are permitted to incur substantial additional indebtedness in the future.

        Our substantial indebtedness could have negative consequences. For example, it could:

    •
    increase our vulnerability to interest rate risk;

    •
    limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

    •
    require us to dedicate a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, thereby reducing the availability of that cash flow to fund working capital, capital expenditures or other general corporate purposes, or to carry out other aspects of our business plan;

    •
    limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

    •
    place us at a competitive disadvantage compared to our competitors that have less debt.

        In addition, the senior credit facility contains financial and other restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests such as selling assets, strategic acquisitions, paying dividends and borrowing additional funds. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt which could leave us unable to meet some or all of our obligations.

Governmental regulations and environmental risks applicable to our business may require us to take actions, which limit our business and increase our costs.

        Our business is subject to federal, state, provincial, local and foreign laws and regulations, including regulations with respect to air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although we believe we are in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations. Complying with existing or future laws or regulations may materially limit our business and increase our costs.

Seasonal fluctuations in the children's apparel market may have an adverse impact on our business.

        We experience seasonal fluctuations in our sales and profitability, with generally lower sales and gross profit in the first and second quarters of our fiscal year. We believe that the seasonality of sales and profitability is a factor that affects the baby and young children's apparel industry generally and is primarily due to retailers' emphasis on price reductions in the first quarter, promotional retailers' and manufacturers' emphasis on closeouts of the prior year's product lines, and "back-to-school" and holiday shopping patterns. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

Risks Relating to Investment in Our Common Stock

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

        The potential for sales of substantial amounts of our common stock in the public market after this offering may adversely affect the market price of the common stock. After this offering is concluded, our current stockholders will have 21,032,235 shares of common stock outstanding, or 20,797,860 shares if the underwriters exercise in full their option to purchase additional shares, which will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. We have granted investment funds affiliated with Berkshire Partners LLC the right to require us to register their shares of our common stock. These shares, and the shares held by our other stockholders, are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters.

        In addition to outstanding shares eligible for sale, 3,838,433 shares of our common stock are issuable under currently outstanding stock options granted to several executive officers, directors, employees and consultants under our 2003 Equity Incentive Plan.

We are controlled by investment funds affiliated with Berkshire Partners LLC whose interests may differ from your interests as a stockholder.

        Investment funds affiliated with Berkshire Partners LLC will own 68.9% of our outstanding common stock after this offering, and 66.3% if the underwriters exercise in full their option to purchase additional shares. As a result, they will control our business, policies and affairs and will be able to elect our entire board of directors, determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and sales of substantially all of our assets. They will also be able to prevent or cause a change in control of our company and an amendment to our certificate of incorporation and by-laws. We cannot assure you that the interests of Berkshire Partners, or the investment funds affiliated with Berkshire Partners, will be consistent with your interests as a stockholder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus. These forward-looking statements are subject to risks and uncertainties and include statements regarding our financial position, business strategy and other plans and objectives for future operations and any other statements, which are not historical facts. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among other things:

  •
  the success of our wholesale customers;

  •
  changes in retail trends and consumer preferences;

  •
  our dependence on foreign supply sources;

  •
  our ability to maintain our reputation;

  •
  our dependence on our major vendors of raw materials;

  •
  our ability to compete;

  •
  our substantial leverage;

  •
  governmental and environmental regulations; and

  •
  our ability to grow and improve operating efficiencies.

        These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

        Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors" in this prospectus.

INDUSTRY AND OTHER DATA

        All references to demographic data in this prospectus are based upon industry publications, census information and our data. In this prospectus, we rely on and refer to information regarding the baby and young children's apparel market from the 2002 NPD Group, Inc. purchase data, which is based on restated market information released on September 7, 2003. NPD is a nationally recognized marketing research firm that specializes in apparel research. Information regarding brand recognition and market perception is taken from Carter's Infant and Children's Wear Brand: Awareness & Attitudes, a study by Fitzgerald & Co. that we commissioned, dated April 2001. Fitzgerald & Co. is a brand marketing firm located in Atlanta, Georgia. Although we believe this information is reliable, we have not independently verified and cannot guarantee the accuracy or completeness of the information. All references in this prospectus to the numbers of stores and accounts are as of July 5, 2003, unless we otherwise indicate.

14

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of 4,687,500 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $68.5 million or approximately $78.9 million if the underwriters exercise in full their option to purchase additional shares. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        We intend to contribute a portion of the net proceeds from this offering to our operating subsidiary, for use as follows:

  •
  approximately $68.0 million to redeem approximately $61.3 million in principal amount of the outstanding senior subordinated notes issued in connection with the Acquisition at a redemption price of 110.875% of the principal amount, plus redemption premiums of approximately $6.7 million, and

  •
  if the underwriters exercise in full their option to purchase additional shares, approximately $8.4 million to repay approximately $4.2 million of indebtedness under the senior credit facility pursuant to its terms.

        The senior credit facility, as amended, includes a $118.0 million term loan and a $75.0 million revolving loan facility. Amounts outstanding under the term loan are due on September 30, 2008 and accrue interest, at our option, at a rate per annum equal to either:

  •
  a base rate equal to the greater of the Fleet National Bank prime lending rate and the Federal Funds Effective Rate plus 1/2 of 1%; or

  •
  a rate related to the Eurodollar rate,

in each case, plus an applicable interest margin. The current applicable interest margin for the term loan ranges from 2.25% to 2.75% for Eurodollar rate loans and from 1.25% to 1.75% for base rate loans. As of July 5, 2003, the interest rate payable on our term loan borrowings was approximately 4.4% using an applicable interest margin of 3.25%.

        Upon the completion of this offering, we will also pay Berkshire Partners LLC $2.6 million to terminate our future obligations under our management agreement with them. We intend to use any remaining net proceeds for general corporate purposes, such as funding working capital. Our outstanding senior subordinated notes bear interest at 10.875% and mature on August 15, 2011.

DIVIDEND POLICY

        On July 31, 2003, we paid a cash dividend of approximately $24.9 million on the outstanding shares of our common stock to the stockholders of record as of July 30, 2003. At the same time, we paid a special bonus of approximately $2.5 million to our vested option holders. This special bonus will be recorded as compensation expense during the third quarter of 2003.

        We do not anticipate paying additional cash dividends on our common stock in the foreseeable future but intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements and such other factors as our board of directors deems relevant. Provisions in the indenture governing the senior subordinated notes restrict our operating subsidiary's ability to pay us dividends except to the extent that our operating subsidiary has cumulative net income, in which case it may use 50% of such amount to pay dividends or make other restricted payments. After paying the dividend in July 2003, our operating subsidiary had no accumulated net income available for this purpose. Provisions in the senior credit facility prevent us and our operating subsidiary from paying future dividends and making other distributions and transfers.

CAPITALIZATION

        The following table presents our consolidated capitalization as of July 5, 2003 on a historical basis and "as adjusted" to give effect to this offering at an assumed initial public offering price of $16.00 per share and the use of proceeds described elsewhere in this prospectus as if they occurred as of July 5, 2003. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of July 5, 2003
	Historical	As Adjusted(a)
	(dollars in thousands)
Debt:
Senior credit facility:
Revolving loan facility(b)	$—	$—
Term loan	118,005	118,005
Senior subordinated notes	173,938	112,688

Total debt	291,943	230,693

Stockholders' equity:
Preferred stock, $0.01 par value; 100,000 shares authorized; none issued or outstanding	—	—
Common stock, voting; $0.01 par value; 32,000,000 shares authorized; 22,558,884 shares issued and outstanding, historical; 32,000,000 shares authorized, 27,246,384 shares issued and outstanding, as adjusted	226	272
Additional paid-in capital	147,142	215,571
Retained earnings	41,089	7,572

Total stockholders' equity	188,457	223,415

Total capitalization	$480,400	$454,108

(a)
The "as adjusted" amounts have been derived by adjusting the "historical" amounts for the following transactions, which are presumed to have been consummated in connection with this offering summarized as follows:

  Senior subordinated notes reflect—

    •
    redemption of approximately $61.3 million in principal amount of our senior subordinated notes from the proceeds of this offering.

  Common stock reflects—

    •
    The issuance of 4,687,500 shares of common stock, $0.01 par value, excluding 703,125 shares of common stock that may be sold by us if the underwriters choose to exercise in full their option to purchase additional shares and 4,344,193 shares reserved for issuance under our 2003 Equity Incentive Plan.

  Additional paid-in capital reflects—

    •
    net proceeds received from the sale of 4,687,500 shares of common stock noted above less par value.

  Retained earnings reflects—

    •
    payment of $2.6 million expensed in connection with the termination of our future obligations under our management agreement with Berkshire Partners LLC;

    •
    redemption premiums of $6.7 million expensed in connection with the redemption of $61.3 million in principal amount of our senior subordinated notes;

    •
    write-off of debt issuance costs of $2.2 million, resulting from the redemption of $61.3 million in principal amount of our senior subordinated notes;

    •
    payment of special bonus of approximately $2.5 million paid to vested option holders on July 31, 2003;

    •
    tax effects of the above adjustments using an effective rate of 38.5%; and

    •
    cash dividend of approximately $24.9 million paid to stockholders on July 31, 2003.

(b)
As of July 5, 2003, we had outstanding letters of credit of $8.7 million.

DILUTION

        The net tangible book deficit of our common stock as of July 5, 2003, giving effect to the July 31, 2003 cash dividend of approximately $24.9 million and special bonus of approximately $2.5 million to our vested option holders, was approximately $213.6 million, or $9.47 per share. Net tangible book deficit per share represents the amount of our total tangible assets of $267.5 million (total assets less tradename, cost in excess of fair value of net assets acquired, licensing agreements and deferred debt issuance costs) reduced by the amount of our total liabilities of approximately $454.7 million, cash dividend of approximately $24.9 million, special bonus of approximately $2.5 million ($1.5 million, net of tax), and then divided by the total number of shares of common stock outstanding of 22,558,884.

        Dilution in net tangible book value per share represents the difference between the amount paid per share by purchasers of shares of common stock in this offering and the pro forma net tangible book deficit per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $16.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book deficit at July 5, 2003 would have been $142.9 million or $5.24 per share of common stock. This represents an immediate decrease in pro forma net tangible book deficit of $4.23 per share to existing stockholders and an immediate dilution of $21.24 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Pro forma net tangible book deficit per share after this offering	$5.24
Net tangible book deficit per share as of July 5, 2003	9.47

Decrease in net tangible book deficit per share to existing stockholders	$4.23

Assumed initial public offering price per share	$16.00
Pro forma net tangible book deficit per share after this offering	5.24

Dilution per share to new investors	$21.24

        The following table sets forth, as of October 10, 2003, the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us since and including the Acquisition, the total cash consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $16.00, the mid-point of the range of the initial public offering price set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions:

	Shares purchased(1)		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	21,105,380	81.8%	$130,220,625	63.5%	$6.17
New investors	4,687,500	18.2	75,000,000	36.5	16.00
Totals	25,792,880	100%	$205,220,625	100%	$7.96

(1)
The number of shares shown as purchased by existing stockholders represents shares of our common stock purchased by investment funds affiliated with Berkshire Partners LLC from Investcorp at $6.16 per share in August 2001, shares of our common stock purchased by those funds from us at $6.16 per share in August 2001, shares of our common stock purchased by Michael D. Casey, our Executive Vice President and Chief Financial Officer, and two of our directors, David Pulver and Paul Fulton, at a price of $6.16 per share, shares of our common stock purchased by one of our directors, John R. Welch, at $9.88 per share, shares of our common stock purchased by one of our directors, Thomas Whiddon, at $13.95 per share and exercisable options issued to our directors and executive officers at $6.16 per share. This number includes 1,562,500 shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the 1,562,500 shares being purchased by the new investors from the selling stockholders in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The selected historical consolidated financial data as of the end of and for each of the fiscal years 1998 through 2000, for the period from December 31, 2000 through August 14, 2001, as of the end of and for the period from August 15, 2001 through December 29, 2001 and as of the end of and for fiscal year 2002 were derived from our audited consolidated financial statements. The audited consolidated financial statements for fiscal year 2000, for the period from December 31, 2000 through August 14, 2001, as of the end of and for the period from August 15, 2001 through December 29, 2001 and as of the end of and for fiscal year 2002 are included elsewhere in this prospectus. The selected historical consolidated financial data for each of the six-month periods ended June 29, 2002 and July 5, 2003 and as of July 5, 2003 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of June 29, 2002 was derived from our unaudited condensed consolidated financial statements.

        As a result of adjustments made in connection with the Acquisition, the results of operations for the Successor periods from August 15, 2001 through December 29, 2001, fiscal year 2002 and the six-month periods ended June 29, 2002 and July 5, 2003 are not comparable to prior periods. This data is qualified in its entirety by the more detailed information appearing in our consolidated historical financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	(dollars in thousands, except per share data)
	Predecessor(a)				Successor(b)
				Period from December 31, 2000 through August 14, 2001(c)	Period from August 15, 2001 through December 29, 2001
							Six-month periods ended
	Fiscal Years
						Fiscal Year 2002	June 29, 2002	July 5, 2003
	1998	1999	2000
OPERATING DATA:
Wholesale sales	$230,788	$223,612	$248,095	$155,639	$127,689	$325,796	$135,228	$192,480
Retail sales	171,696	183,312	215,280	127,088	108,091	253,751	108,462	113,521

Net sales	402,484	406,924	463,375	282,727	235,780	579,547	243,690	306,001
Cost of goods sold	256,482	271,844	293,340	182,863	149,352	352,151	150,069	195,542

Gross profit	146,002	135,080	170,035	99,864	86,428	227,396	93,621	110,459
Selling, general and administrative expenses	121,090	117,334	135,322	88,895	57,987	174,110	78,913	86,764
Acquisition-related charges(d)	—	—	—	11,289	—	—	—	—
Writedown of long-lived assets(e)	—	7,124	—	3,156	—	150	—	—
Plant closure costs(f)	—	—	—	1,116	(268)	—	—	—
Deferred charge write-off(g)	—	—	—	—	—	923	—	—
Royalty income	(2,510)	(4,233)	(5,808)	(4,993)	(2,624)	(8,352)	(3,775)	(4,457)

Operating income	27,422	14,855	40,521	401	31,333	60,565	18,483	28,152
Interest income	—	—	(303)	(73)	(207)	(347)	(167)	(226)
Loss on extinguishment of debt(h)	—	—	—	12,525	—	—	—	—
Interest expense	21,215	20,437	18,982	11,803	11,307	28,648	14,137	13,747

Income (loss) before income taxes and cumulative effect of change in accounting principle	6,207	(5,582)	21,842	(23,854)	20,233	32,264	4,513	14,631
Provision for (benefit from) income taxes	2,697	(1,782)	8,835	(6,857)	7,395	13,011	1,738	5,633

Income (loss) before cumulative effect of change in accounting principle	3,510	(3,800)	13,007	(16,997)	12,838	19,253	2,775	8,998
Cumulative effect of change in accounting principle for revenue recognition, net of tax benefit of $217(i)	—	—	354	—	—	—	—	—

Net income (loss)	$3,510	$(3,800)	$12,653	$(16,997)	$12,838	$19,253	$2,775	$8,998

EARNINGS PER SHARE DATA(j):
Basic net income (loss) per common share	$0.09	$(0.10)	$0.33	$(0.44)	$0.57	$0.86	$0.12	$0.40
Diluted net income (loss) per common share	$0.09	$(0.10)	$0.33	$(0.44)	$0.56	$0.82	$0.12	$0.38
Basic weighted average number of common shares outstanding	39,135,688	38,926,812	38,759,508	38,752,744	22,332,136	22,453,088	22,384,488	22,550,452
Diluted weighted average number of common shares outstanding	39,135,688	38,926,812	38,759,508	38,752,744	23,086,845	23,544,900	23,366,324	23,974,808
OTHER OPERATING DATA:
Depreciation and amortization	15,599	16,855	17,520	12,245	6,918	18,693	8,565	9,991
Capital expenditures	17,991	12,726	17,179	9,480	9,556	18,009	5,552	6,810
BALANCE SHEET DATA (end of period):
Working capital(k)	$100,524	$83,471	$87,862		$111,148	$131,085	$117,945	$142,942
Property, plant and equipment, net	59,674	51,776	54,441		46,503	50,476	45,879	49,952
Total assets	351,295	314,944	327,545		604,162	643,349	605,565	643,118
Total debt, including current maturities	187,600	162,300	161,400		298,742	297,622	297,870	291,943
Stockholders' equity	61,200	56,953	69,596		158,338	179,359	162,254	188,457
CASH FLOW DATA:
Net cash provided by (used in) operating activities	$7,064	$36,458	$24,197	$168	$31,113	$27,304	$(632)	$(21,938)
Net cash used in investing activities	(17,960)	(12,362)	(19,217)	(9,266)	(247,459)	(15,554)	(5,054)	(5,935)
Net cash provided by (used in) financing activities	10,623	(24,667)	(4,698)	5,925	240,514	(880)	(852)	(2,730)

(a)
On a pro forma basis, assuming SFAS 142 was in effect for all periods presented, pro forma income (loss) before income taxes and cumulative effect of change in accounting principle for revenue recognition would have been $(21.8) for the Predecessor period from December 31, 2000 through August 14, 2001, $25.1 million for the Predecessor fiscal year 2000, $(2.3) for the Predecessor fiscal year 1999 and $9.5 million for the Predecessor fiscal year 1998. Pro forma net income (loss) would have been $(15.5) million for the Predecessor period from December 31, 2000 through August 14, 2001, $14.9 million for the Predecessor fiscal year 2000, $(1.5) million for the Predecessor fiscal year 1999 and $5.8 million for the Predecessor fiscal year 1998.

(b)
As a result of the Acquisition, we adjusted our assets and liabilities to their estimated fair values as of August 15, 2001. In addition, we entered into new financing arrangements and changed our capital structure in connection with the Acquisition. At the time of the Acquisition, we adopted the provisions of SFAS 141 and SFAS 142, which affect the amortization of goodwill and other intangibles. Accordingly, the results as of the end of and for the Successor periods from August 15, 2001 through December 29, 2001, for the fiscal year 2002 and the six-month periods ended June 29, 2002 and July 5, 2003 are not comparable to prior periods.

(c)
In the first quarter of 2003, we adopted the provisions of SFAS 145 which rescinds FASB Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001, as more fully described in note (h) below, have been reclassified to conform with the provisions of SFAS 145.

(d)
The Acquisition-related charges for the Predecessor period from December 31, 2000 through August 14, 2001 include $4.5 million in management bonuses and $6.8 million in other seller expenses.

(e)
The writedown for the 1999 fiscal year represents the $6.9 million writedown in the carrying value of our textile facility assets, for which the operations were closed in December 1999, and a $200,000 loss on property, plant and equipment related to the closures of three domestic sewing facilities. The $3.2 million writedown of long-lived assets for the Predecessor period from December 31, 2000 through August 14, 2001 relates to the closure of two domestic manufacturing facilities.

(f)
The $1.1 million plant closure costs for the Predecessor period from December 31, 2000 through August 14, 2001 relate to closure costs associated with the two domestic manufacturing facilities closed in the period.

(g)
The deferred charge write-off in fiscal 2002 reflects the write-off of $923,000 of previously deferred costs associated with the initial filing of a registration statement on Form S-1 in August 2002, to register this offering.

(h)
Debt extinguishment charges for the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of debt issuance costs of approximately $4.7 million and a debt prepayment penalty of approximately $7.8 million.

(i)
In fiscal 2000, we recorded the cumulative effect of a change in accounting principle in order to comply with guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." On a pro forma basis, assumming this accounting change for revenue recognition is applied retroactively, net income (loss) would have been $13.0 million in fiscal 2000, $(3.4) million in fiscal 1999 and $3.3 million in fiscal 1998.

(j)
As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in Successor periods.

(k)
Represents total current assets less total current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this prospectus. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" beginning on page 10 of this prospectus. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements included in this prospectus after we file this prospectus.

Overview

        We are the largest branded marketer of baby apparel and a leading marketer of young children's apparel in the United States based on total revenues. We sell our products to over 400 department, national chain, specialty and mass merchant accounts, which together accounted for 56% of our net sales during fiscal 2002. We also sell our products through our Carter's retail stores, which accounted for 44% of our net sales during fiscal 2002.

        Our consolidated net sales increased from $402.5 million in 1998 to $579.5 million in 2002. This represents a compound annual growth rate of 10%. During this period, wholesale net sales have increased at a compound annual growth rate of 9%, from $230.8 million to $325.8 million, and net sales at our Carter's retail stores increased at a compound annual growth rate of 10%, from $171.7 million to $253.8 million. We believe the increase in wholesale net sales resulted primarily from the success of product introductions and the strength of the Carter's brand in the market place relative to our branded and private label competitors. The increase in our retail stores net sales resulted from new store openings and net sales increases at comparable stores open more than 12 months.

        Our growth in recent years has been driven by strong product performance made possible through our global sourcing strategy. We have hired additional people with experience in sourcing products from third-party manufacturers throughout the world, primarily in the Far East. Since launching our global sourcing initiative, we have experienced significant improvement in product quality, lower product costs and improvement in product margins. Our global sourcing network has also provided us with the opportunity to more competitively price our products and increase market share. Our expanded sourcing network has also enabled us to enter the mass channel in December 2000 with a successful launch of the Tykes brand at all Target stores. In 2001, our first full year in Target, we generated $20.4 million of net sales and in 2002, we generated $23.8 million in net sales, an increase of 16%. Additionally, during the second quarter of 2003, we shipped products under our new Child of Mine brand that are now being sold in substantially all Wal-Mart stores in the United States.

        On August 15, 2001, investment funds affiliated with Berkshire Partners LLC purchased control of Carter's Inc. from Investcorp S.A., which had been our controlling stockholder since acquiring us in 1996. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings; $173.7 million from the sale by our operating subsidiary of senior subordinated notes; and $145.5 million of capital invested by investment funds affiliated with Berkshire Partners LLC and other investors, which included rollover equity by our management of $18.3 million.

        The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders transactions expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million) and to retire all outstanding balances on previously outstanding long term debt, including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

        As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values as of August 15, 2001. The seven and one-half month period prior to the Acquisition includes Acquisition-related charges, principally sellers' expenses, such as management bonuses and professional fees, debt extinguishment charges for debt redemption premiums and the write-off of deferred debt issuance costs on debt retired as a result of the Acquisition and refinancing. The Predecessor periods include amortization expense on our tradename and goodwill. The Successor periods reflect increased interest expense, the amortization of licensing agreements and cessation of amortization on our tradename and goodwill due to the adoption of SFAS 141 and SFAS 142. Accordingly, the results of operations for the Predecessor and Successor periods are not comparable.

        For discussion purposes only, our 2001 results discussed below represent the mathematical addition of the historical results for the Predecessor period from December 31, 2000 through August 14, 2001 and the Successor period from August 15, 2001 through December 29, 2001. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis due to the new basis of accounting established at the Acquisition date. However, management believes it is the most meaningful way to comment on the results of operations.

Results Of Operations

        The following table sets forth, for the periods indicated, (i) selected statement of operations data expressed as a percentage of net sales and (ii) the number of retail stores open at the end of each such period:

	As a Percentage of Net Sales
	For the Fiscal Years			For the Six-month periods ended
	2000	2001	2002	June 29, 2002	July 5, 2003
Statements of Operations:
Wholesale sales	53.5%	54.6%	56.2%	55.5%	62.9%
Retail sales	46.5	45.4	43.8	44.5	37.1

Net sales	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	63.3	64.1	60.8	61.6	63.9

Gross profit	36.7	35.9	39.2	38.4	36.1
Selling, general and administrative expenses	29.2	28.3	29.9	32.4	28.4
Other charges	—	3.0	0.2	—	—
Royalty income	(1.2)	(1.5)	(1.4)	(1.6)	(1.5)

Operating income	8.7	6.1	10.5	7.6	9.2
Loss on extinguishment of debt	—	2.4	—	—	—
Interest expense, net	4.0	4.4	4.9	5.7	4.4

Income (loss) before income taxes and cumulative effect of change in accounting principle	4.7	(0.7)	5.6	1.9	4.8
Provision for income taxes	1.9	0.1	2.3	0.8	1.8

Income (loss) before cumulative effect of change in accounting principle	2.8%	(0.8)%	3.3%	1.1%	2.9%

Number of retail stores at end of period	147	151	156	155	159

Six-month period ended July 5, 2003 compared to six-month period ended June 29, 2002

        Net Sales.    Consolidated net sales for the six-month period ended July 5, 2003 contained 27 weeks as compared to the six-month period ended June 29, 2002, which contained 26 weeks. In the first half of 2003, consolidated net sales were $306.0 million, an increase of $62.3 million, or 25.6%, as compared with $243.7 million for the first half of 2002. This revenue growth is driven by strong product performance resulting from our focus on improving the value of our core products through our global sourcing network, effective merchandising and pricing strategies, the additional week of selling in the first half of 2003 and the second quarter revenue recognized in connection with our initial shipment during the second quarter of 2003 of products under our Child of Mine brand that are now being sold in substantially all Wal-Mart stores in the United States.

        In the first half of 2003, wholesale sales increased $57.3 million, or 42.3%, to $192.5 million from $135.2 million in the first half of 2002. Wholesale sales, excluding mass merchant store and off-price sales, increased $34.4 million, or 29.2%, to $151.9 million in the first half of 2003 from $117.6 million in the first half of 2002. These increases reflect growth in our baby and playclothes product lines. This growth has occurred at the majority of our key wholesale accounts as a result of our focus on improving the value of our core products.

        Wholesale mass merchant store sales in the first half of 2003 increased $20.3 million to $30.2 million from $9.9 million in the first half of 2002. Contributing to this significant growth was the initial shipment during the second quarter of 2003 of products under our new Child of Mine brand that will be sold in substantially all Wal-Mart stores in the United States beginning in August 2003. Also contributing to this growth was the continued strong performance of the Tykes brand with Target.

        In the first half of 2003, retail store sales increased $5.0 million, or 4.7%, to $113.5 million from $108.5 million in the first half of 2002. Comparable store sales for the first half of 2003, on a 27-week versus a 26-week basis increased 0.5%, based on 145 locations. The drivers of the revenue increase in the first half of 2003 were incremental revenue of $7.1 million from new store openings and the comparable store sales increase of $0.5 million. The comparable store sales increase was driven by an additional week of sales included in the first half of 2003, offset by the impact of stores closed in the last twelve months of $2.6 million. Comparing the first 27 weeks of 2003 to the first 27 weeks of 2002, comparable store sales declined 3.7%, based on 145 locations. This decline reflects the effect of unfavorable weather conditions, particularly in February 2003. We opened four retail stores and closed one during the first half of 2003. There were a total of 159 stores as of July 5, 2003 compared to 155 stores at June 29, 2002. We plan to open eleven stores and close four stores during the balance of 2003.

        Gross Profit.    Gross profit increased $16.8 million, or 18.0%, to $110.5 million in the first half of 2003 compared to $93.6 million in the first half of 2002. Gross profit, as a percentage of net sales, in the first half of 2003 decreased to 36.1% from 38.4% in the first half of 2002. This decrease in gross profit, relative to sales, resulted primarily from a higher mix of wholesale revenues, which include mass and off-price channel revenues that generally yield lower margins than similar products sold through our retail channel. Wholesale sales were 63% of total sales in the first half of 2003 as compared to 55% in the first half of 2002. This decrease also reflects the impact of our new pricing strategies with lower average prices on some core products which were partially offset by additional product cost reductions achieved through the continued expansion and leverage of our global sourcing network.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the first half of 2003, increased $7.9 million, or 9.9%, to $86.8 million from $78.9 million in the first half of 2002. As a percentage of net sales, these expenses decreased to 28.4% in the first half of 2003 from 32.4% in the first half of 2002. This decrease for the first half of 2003 was due to our ability to grow revenue at a faster rate than our selling, general and administrative expenses, partially offset by higher distribution costs driven by unit volume growth.

        Royalty Income.    During the first half of 2003, royalty income was approximately $4.5 million, an increase of $0.7 million, or 18.1%, over the first half of 2002. This increase resulted from expansion of our licensed product placement with key wholesale customers. We licensed our Child of Mine brand to many of our licensee partners who will begin shipping their products in the third quarter of 2003.

        Operating Income.    Operating income for the first half of 2003 increased $9.7 million to $28.2 million from $18.5 million in the first half of 2002. This increase reflects the benefit from revenue growth, increased gross profit and leveraging of operating expenses as described above.

        Interest Expense.    Interest expense for the first half of 2003 decreased $0.4 million to $13.7 million from $14.1 million in the first half of 2002. This decrease was due to lower variable interest rates on reduced levels of term loan indebtedness partially offset by an additional week of interest.

        Income Taxes.    We recorded a provision for income taxes of $5.6 million in the first half of 2003 compared to $1.7 million in the first half of 2002. Our effective tax rate was approximately 38.5% during the first half of 2003 and 2002.

        Net Income.    As a result of the factors noted above, our net income for the first half of 2003 was $9.0 million compared to $2.8 million in the first half of 2002.

Fiscal year ended December 28, 2002 compared with fiscal year ended December 29, 2001

        Net Sales.    Consolidated net sales for fiscal 2002 were $579.5 million, an increase of $61.0 million, or 11.8%, compared to $518.5 million in fiscal 2001. This continued revenue growth and strong product performance was driven by our focus on core products, expansion of our global sourcing network, effective merchandising strategies, investments in display units and the strength of our Carter's brand.

        Wholesale sales increased $42.5 million, or 15.0%, to $325.8 million in fiscal 2002 from $283.3 million in fiscal 2001. In fiscal 2002, wholesale net sales, excluding mass merchant and off-price sales, increased $35.1 million, or 14.0%, to $285.5 million from $250.5 million in fiscal 2001. The increase in wholesale sales during fiscal 2002 reflects the growth of our baby and playclothes product lines due to our focus on improving the value of our core products. This increase was offset by lower demand for our sleepwear product line.

        Wholesale mass merchant store sales, which increased $3.4 million, or 16.5%, to $23.8 million in fiscal 2002 compared to $20.4 million in fiscal 2001 also contributed to the increase in our total wholesale sales. This revenue growth came primarily from our sleepwear product line, and was due, in part, to strong product performance and increased sales from additional floor space gained in existing stores and through the opening of new Target stores.

        Retail store sales increased $18.6 million, or 7.9%, in fiscal 2002 to $253.8 million from $235.2 million in fiscal 2001. The increase in sales for the year resulted primarily from increased growth in all of our major product markets. Comparable store sales in our retail channel increased 4.4% in fiscal 2002, based on 142 locations, and increased 6.5% in fiscal 2001, based on 138 locations. In addition, sales increased due to incremental revenues generated from ten new stores added during fiscal 2002. Five stores were closed during fiscal 2002, and during fiscal 2001 we opened nine stores and closed five stores.

        Gross Profit.    In fiscal 2002, gross profit increased $41.1 million, or 22.1%, to $227.4 million compared to $186.3 million in fiscal 2001 due to the increased sales and improved gross margin compared to fiscal 2001. Gross profit as a percentage of net sales in fiscal 2002 increased to 39.2% compared to 35.9% in fiscal 2001. This increase in gross margin reflects the continued expansion of our global sourcing strategy, which has enabled us to source better quality products with improved fabric and garment construction at lower costs. These improvements in gross margin also include the impact of a $4.5 million charge recorded in fiscal 2001 related to the amortization of the step-up in the inventory valuation at Acquisition. Excluding this Acquisition adjustment, gross profit, as a percentage of net sales would have been 36.8% in fiscal 2001. Gross margin in 2001 also included plant closure costs and lower margins on excess inventory dispositions.

        Selling, General and Administrative Expenses.    In fiscal 2002, selling, general and administrative expenses increased $27.2 million, or 18.5%, to $174.1 million from $146.9 million in fiscal 2001. As a percentage of net sales, these expenses increased to 29.9% in fiscal 2002 from 28.3% in fiscal 2001. The increase relative to sales was due primarily to a special executive bonus of $5.0 million, increased distribution costs and fees related to a strategic consulting arrangement. These increases were partially offset by the benefit from our ability to grow our revenue at a faster rate than our selling, general and administrative expenses and $1.3 million in costs incurred in connection with activities leading up to the Acquisition in fiscal 2001.

        Writedown of Long-Lived Assets/Deferred Charge Write-Off.    In the fourth quarter of fiscal 2002, we recorded a charge of approximately $150,000 related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia. We also expensed approximately

$923,000 of previously deferred costs related to the preparation and filing of a registration statement on Form S-1 in August 2002, to register this offering of our common stock.

        As described in Note 16 to the accompanying consolidated financial statements, we closed two of our manufacturing facilities during the Predecessor period of fiscal 2001. In the first quarter of fiscal 2001, we closed our Harlingen, Texas sewing facility and recognized a charge of approximately $582,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $742,000 related to the writedown of the asset value to the sewing facility's estimated net realizable value. In the second quarter of fiscal 2001, we closed our fabric printing operations located in Barnesville, Georgia and recognized a charge of approximately $534,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $2.4 million related to the writedown of the asset value to the printing facility's estimated net realizable value. During the Successor period, we recorded $268,000 in reductions to the estimates of closure and termination costs.

        Royalty Income.    In fiscal 2002, our royalty income generated through our licensees' revenue increased 9.6% to $8.4 million compared to $7.6 million in fiscal 2001 due to the continued extension of our brand through these licensing arrangements.

        Operating Income.    Operating income for fiscal 2002 increased $28.8 million to $60.6 million compared to $31.7 million in fiscal 2001. Operating income, as a percentage of net sales, increased to 10.5% in fiscal 2002 from 6.1% in fiscal 2001. These increases are due primarily to higher levels of revenue and gross profit in 2002 and the impact of the charges incurred in 2001.

        Loss on Extinguishment of Debt.    As described in Note 1 to the accompanying consolidated financial statements, in connection with the Acquisition and refinancing, we incurred a charge of $12.5 million during the Predecessor period from December 31, 2000 through August 14, 2001, which reflects the write-off of deferred debt issuance costs of approximately $4.7 million and debt redemption premiums of approximately $7.8 million.

        Interest Expense.    Interest expense in fiscal 2002 increased $5.5 million, or 24.0%, to $28.6 million from $23.1 million in fiscal 2001. We attribute this increase primarily to the impact of additional borrowings resulting from the Acquisition and refinancing as discussed in Note 1 to the accompanying consolidated financial statements. We had outstanding letters of credit totaling $16.3 million as of December 28, 2002 and $6.5 million as of December 29, 2001.

        Income Taxes.    Our effective tax rate was 40.3% for fiscal 2002, 36.5% for the Successor period from August 15, 2001 through December 29, 2001, and 28.7% for the Predecessor period from December 31, 2000 through August 14, 2001. Our effective rate in fiscal 2002 was higher than the statutory rate due to the impact of non-deductible costs. The 28.7% benefit against our pre-tax loss for the Predecessor period is primarily a result of seller's expenses incurred in connection with the Acquisition. See Note 9 to the accompanying consolidated financial statements for the reconciliation of the statutory tax rate to our effective tax rate.

        Net Income (Loss).    Our fiscal 2002 pre-tax income was $32.3 million up from a pre-tax loss of $3.6 million in fiscal 2001. As noted above, fiscal 2002 includes a $150,000 writedown related to a reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia and $923,000 in expenses related to the filing of a registration statement on Form S-1 in August of 2002 to register this offering of our common stock. Fiscal 2001 includes $11.3 million of Acquisition-related charges, $4.0 million of plant closure and asset impairment charges and $12.5 million in debt extinguishment costs. Excluding these items, our fiscal 2002 pre-tax income would have been $33.3 million and fiscal 2001 pre-tax income would have been $24.2 million. Our net income for fiscal 2002 was $19.3 million.

Fiscal year ended December 29, 2001 compared with fiscal year ended December 30, 2000

        Net Sales.    Consolidated net sales for fiscal 2001 were $518.5 million, an increase of $55.1 million, or 11.9%, compared to $463.4 million in fiscal 2000. This revenue growth was generated by strong performance across all sales channels of our major product markets which are baby, sleepwear and playclothes.

        Total wholesale net sales increased $35.2 million, or 14.2%, to $283.3 million in fiscal 2001 from $248.1 million in fiscal 2000. In fiscal 2001, wholesale net sales, excluding mass channel and off-price sales, increased $23.3 million, or 10.3%, to $250.5 million from $227.2 million in fiscal 2000. The increase in wholesale net sales during fiscal 2001 reflects the growth of baby, sleepwear and playclothes product lines of $5.3 million, or 4.6%, $7.6 million, or 8.5%, and $10.5 million, or 45.2% as compared to fiscal 2000. Strong product performance reflects improvements in fabrics, garment construction, embroideries and prints made possible through our global sourcing network. In addition to operating leased sewing facilities in Central America and Mexico, we have built a full-package sourcing network, which has enabled us to source better products at lower costs than we believe are available domestically. We entered the mass channel in the fourth quarter of 2000 by launching the Tykes brand, the net sales from which were $20.4 million for fiscal 2001. This contributed to the overall increase in total wholesale sales for this period. Off-price sales, which are merchandise sold at more than 25% off regular wholesale selling prices, for fiscal 2001 decreased $4.5 million to $12.4 million from $17.0 million in fiscal 2000. Off-price sales were 2.4% of total sales in fiscal 2001 compared to 3.7% in fiscal 2000.

        Retail store net sales increased $19.9 million, or 9.2%, in fiscal 2001 to $235.2 million from $215.3 million in fiscal 2000. This increase was attributed to strong growth of baby, sleepwear and playclothes product lines of $6.5 million, or 15.9%, $3.8 million, or 11.1%, and $10.5 million, or 12.5% as compared to 2000. Product performance was also the driving force behind our comparable store sales increase of 6.5% in fiscal 2001. During fiscal 2001, we opened nine stores and we closed five stores. There were 151 retail stores in operation at December 29, 2001 compared to 147 at December 30, 2000.

        Gross Profit.    In fiscal 2001, gross profit increased $16.3 million, or 9.6%, to $186.3 million compared to $170.0 million in fiscal 2000. Gross profit as a percentage of net sales in fiscal 2001 decreased to 35.9% compared to 36.7% in fiscal 2000. The decrease in gross profit as a percentage of net sales in fiscal 2001 reflects a $4.5 million charge related to the amortization of the step-up in the inventory valuation as of the Acquisition. Excluding this Acquisition adjustment, gross profit, as a percentage of net sales would have been 36.8% in fiscal 2001. This improvement in gross profit as a percentage of net sales in fiscal 2001 reflects the benefit from the change in product sourcing strategies mentioned above partially offset by a higher mix of mass channel revenues.

        Selling, General and Administrative Expenses.    In fiscal 2001, selling, general and administrative expenses increased $11.6 million, or 8.5%, to $146.9 million from $135.3 million in fiscal 2000. As a percentage of net sales, selling, general and administrative expenses decreased to 28.3% in fiscal 2001 from 29.2% in fiscal 2000. Included in selling, general and administrative expenses are $1.3 million of costs incurred in connection with activities leading up to the Acquisition. Excluding these costs, selling, general and administrative expenses as a percentage of our net sales was 28.1% in fiscal 2001. The decrease in selling, general and administrative expenses as a percentage of net sales is attributed to the benefit from continued increases in comparable retail store growth and lower distribution costs relative to net sales, partially offset by investments in brand marketing.

        Acquisition-Related Charges/Writedown of Long-Lived Assets and Plant Closure Costs.    As described in Note 1 to the accompanying consolidated financial statements for the fiscal year ended December 29, 2001, we incurred Predecessor Acquisition-related charges in connection with the sale of our company, including $4.5 million in management bonuses and $6.8 million in seller expenses.

        As described in Note 16 to the accompanying consolidated financial statements, we closed two of our manufacturing facilities during the Predecessor period of fiscal 2001. In the first quarter of fiscal 2001, we closed our Harlingen, Texas sewing facility and recognized a charge of approximately $582,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $742,000 related to the writedown of the asset value to the sewing facility's estimated net realizable value. In the second quarter of fiscal 2001, we closed our fabric printing operations located in Barnesville, Georgia and recognized a charge of approximately $534,000 related to closure costs and involuntary termination benefits. Additionally, we recorded a non-cash charge of approximately $2.4 million related to the writedown of the asset value to the printing facility's estimated net realizable value. During the Successor period, we recorded $268,000 in reductions to the estimates of closure and termination costs.

        Royalty Income.    Royalty income was $7.6 million and $5.8 million in fiscal years 2001 and 2000. We attribute the increase in royalty income to the extension of our brands through new licensing arrangements and an increase in average royalty rates.

        Operating Income.    Operating income for fiscal 2001 decreased $8.8 million, or 21.7%, to $31.7 million compared to $40.5 million in fiscal 2000. Operating income as a percentage of net sales decreased to 6.1% in fiscal 2001 from 8.7% in fiscal 2000. The decrease primarily reflects the effects of the Predecessor Acquisition-related charges, plant closure costs and other costs incurred in connection with the Acquisition.

        Loss on Extinguishment of Debt.    As described in Note 1 to the accompanying consolidated financial statements, in connection with the Acquisition and refinancing, we incurred a charge of $12.5 million during the Predecessor period from December 31, 2000 through August 14, 2001, which reflects the write-off of deferred debt issuance costs of approximately $4.7 million and debt redemption premiums of approximately $7.8 million.

        Interest Expense.    Interest expense for fiscal 2001 increased $4.1 million, or 21.7%, to $23.1 million from $19.0 million in fiscal 2000. Average daily revolver borrowings in fiscal 2001 were $5.9 million compared to $5.0 million in fiscal 2000. We attribute these increases primarily to additional borrowings resulting from the Acquisition and refinancing. Prior to the Acquisition, interest expense for the Predecessor period from December 31, 2000 through August 14, 2001 was approximately $11.8 million, an amount comparable to the similar period in 2000. At December 29, 2001, outstanding debt aggregated $298.7 million compared to $161.4 million at December 30, 2000. Included in the outstanding debt at December 29, 2001 of $298.7 million was $125.0 million, which bore interest at a variable rate, so that an increase of 1% in the applicable rate would increase our annual interest cost by $1,250,000. At December 29, 2001, we had no borrowings under our revolving loan facility. We had outstanding letters of credit totaling $6.5 million as of December 29, 2001.

        Income Taxes.    Our effective tax rate was 36.5% for the Successor period from August 15, 2001 through December 29, 2001; 28.7% for the Predecessor period from December 31, 2000 through August 14, 2001; and 40.4% for fiscal 2000. The 28.7% benefit against our pre-tax loss for the Predecessor period is primarily a result of certain seller's expenses incurred in connection with the Acquisition that are not deductible for tax purposes.

        Net Income (Loss).    Our fiscal 2001 pre-tax loss was $3.6 million, as compared to pre-tax income of $21.8 million in fiscal 2000. As noted above, fiscal 2001 includes a $4.5 million charge related to amortization of the step-up in the inventory valuation as of the Acquisition, $1.3 million of costs incurred in connection with activities leading up to the Acquisition, $11.3 million of Acquisition-related charges, $4.0 million of plant closure and asset impairment charges and $12.5 million debt extinguishment costs. Excluding these charges and Acquisition-related charges, our 2001 net income would have been approximately $15.5 million, as compared to net income of $12.7 million in fiscal 2000.

Liquidity and Capital Resources

        Our primary cash needs are working capital, capital expenditures and debt service. Historically, we have financed these needs primarily through internally generated cash flow and funds borrowed under an available senior credit facility. Our primary source of liquidity will continue to be cash flow from operations and borrowings under our revolving loan facility, and we expect that these sources will fund our ongoing requirements for debt service and capital expenditures. These sources of liquidity may be impacted by continued demand for our products and our ability to meet debt covenants under our senior credit facility.

        Net accounts receivable at July 5, 2003 were $59.9 million compared to $40.1 million at June 29, 2002 and $53.6 million at December 28, 2002. The increase over June 29, 2002 reflects the shipment of products under our Child of Mine brand to Wal-Mart and a higher level of other wholesale shipments in the later part of the second quarter ended July 5, 2003. Due to the seasonal nature of our operations, the net accounts receivable balance at July 5, 2003 is not comparable to the net accounts receivable balance at December 28, 2002.

        Net inventories at July 5, 2003 were $132.9 million compared to $98.1 million at June 29, 2002 and $105.7 million at December 28, 2002. This increase over June 29, 2002 in inventory levels was planned to support third quarter 2003 shipping requirements, including inventory required to support our new Child of Mine brand for Wal-Mart. Average inventory levels in 2003 are expected to be higher than average 2002 year-end net inventory levels of $93.8 million based on increases in forecasted demand and our focus on superior shipping performance to our customers. Due to the seasonal nature of our operations, net inventories at July 5, 2003 are not comparable to net inventories at December 28, 2002.

        Net cash used in operating activities for the first half of 2003 was $21.9 million compared to $632,000 for the first half of 2002. The increase in net cash used in operating activities in the first half of 2003 compared to the first half of 2002 is primarily attributed to the increases in inventory and accounts receivable, described above, reductions in current liabilities and partially offset by increases in net income. Net cash provided by operating activities during fiscal 2002 and fiscal 2001 was approximately $27.3 million and $31.3 million. This decrease was driven primarily by increases in accounts receivable and inventory levels partially offset by increases in current liabilities. Net cash provided by our operating activities in fiscal year 2000 was $24.2 million. This increase in net cash flow provided by operating activities in fiscal 2001 from fiscal 2000 was primarily attributed to the reduction in inventory balances partially offset by payments of certain Acquisition-related expenses.

        We have invested $6.8 million in capital expenditures during the first half of 2003 compared to $5.6 million during the first half of 2002. We plan to invest an additional $16.2 million in capital expenditures during the remainder of fiscal 2003. Major investments include retail store openings and remodeling, fixturing programs for wholesale customers and the expansion of our distribution centers. We invested $18.0 million, $19.0 million and $17.2 million in capital expenditures during fiscal years 2002, 2001 and 2000.

        At July 5, 2003, we had approximately $291.9 million of debt outstanding, consisting of $173.9 million of senior subordinated notes, $118.0 million in term loan borrowings and no borrowings under our revolving loan facility exclusive of approximately $8.7 million of outstanding letters of credit. At July 5, 2003, we had approximately $51.3 million of financing available under our revolving loan facility. At December 28, 2002, we had approximately $297.6 million of debt outstanding, consisting of $173.9 million of senior subordinated notes, $123.8 million in term loan borrowings and no borrowings under our revolving loan facility, exclusive of approximately $16.3 million of outstanding letters of credit. The borrowings under the revolving loan facility will be available to fund our working capital requirements, capital expenditures and other general corporate purposes. We expect to use approximately $68.0 million of the proceeds from this offering to redeem approximately $61.3 million in principal amount of the outstanding senior subordinated notes at a redemption price of 110.875% of the principal amount, plus redemption premiums of approximately $6.7 million. After giving effect to this prepayment we will have $112.7 million of senior subordinated notes outstanding.

        Principal borrowings under the term loan are due and payable in seventeen quarterly installments of $295,012 from September 30, 2003 through September 30, 2007 and four quarterly payments of approximately $28.2 million from December 31, 2007 through September 30, 2008. Interest on the term loan is usually payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. The outstanding balance under the revolving loan facility is payable in full on August 15, 2006. Interest is payable quarterly on base rate borrowings under the revolving loan facility and may be payable more frequently in the event we choose a Eurodollar rate option available under the terms of our senior credit facility. No principal payments are required on the senior subordinated notes prior to their scheduled maturity in August 2011. Interest is payable semi-annually on the senior subordinated notes in February and August of each year. These payments commenced on February 15, 2002. Prior to the completion of this offering, our semi-annual interest payments on the senior subordinated notes have been $9.5 million. After our expected redemption of $61.3 million of the principal amount of these notes, our semi-annual interest payment will decrease to $6.1 million.

        On March 26, 2003, we made a principal prepayment of approximately $4.8 million, as required by an excess cash flow covenant in our senior credit facility. We expect that this excess cash flow covenant will result in future annual prepayments depending on the consolidated excess cash flow generated in each year. The lenders will apply such prepayments first to the term loan and, second, to reduce the revolving loan facility. Subject to certain conditions in our senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

        Effective July 29, 2003, our senior credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $75.0 million and allow for a maximum amount of commitments of $80.0 million, provide for a 75 basis point reduction in the applicable interest margin by prepaying our existing Tranche B term loan and replacing it with a new Tranche C term loan, reduce the amount of our mandatory loan prepayment requirement following the consummation of an initial public offering by us from a prepayment of 50% or 75% of excess cash flow to 25% or 50% of excess cash flow, depending on the applicable leverage ratio, and permit an aggregate dividend not to exceed $27.5 million to our equity holders and vested option holders. Additionally, our senior credit facility was amended to provide that, upon the consummation of an initial public offering by us, we are permitted to repurchase up to $61.3 million of our senior subordinated notes (plus any prepayment fees) with proceeds from this equity offering and settle our obligations of up to $3.6 million under the management agreement with Berkshire Partners LLC. These payments may be made prior to using 50% of any of the net proceeds of such an equity offering to prepay borrowings under our senior credit facility. Following the consummation of an initial public offering, we will also be permitted to repurchase up to an additional $15.0 million of our senior subordinated notes.

        On July 31, 2003, we paid a cash dividend of approximately $24.9 million on the outstanding shares of our common stock to the stockholders of record as of July 30, 2003. At the same time,

we paid a special bonus of approximately $2.5 million to our vested option holders. This payment was funded using cash on hand as well as borrowings under our revolving loan facility, as described above. We have no current intention of paying further dividends. Our senior credit facility imposes certain covenants, requirements and restrictions on actions by us and our subsidiaries that, among other things, restrict the payment of dividends beyond the dividend noted above.

        As provided by a management agreement with Berkshire Partners LLC, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million per year for four years, commencing on the first anniversary of the Acquisition. Historically, we have paid this fee quarterly, in advance. Upon the completion of this offering, we will pay Berkshire Partners $2.6 million to terminate our future obligations under our management agreement with them.

        In July 2003, we decided to exit two of our production facilities given our ability to obtain lower costs with third-party suppliers. Prior to the planned closure dates, the facilities will be held and used for production. During the second half of fiscal 2003 and the first half of 2004, we estimate that the aggregate costs associated with these closures will be approximately $2.6 million in cash and $1.8 million in non-cash expenses, consisting primarily of accelerated depreciation, impairment charges, severance and lease termination costs.

        The following table summarizes as of July 5, 2003, the maturity or expiration dates of financial obligations and commitments for the following fiscal years after giving effect to this offering and the use of proceeds described in this prospectus ($000):

	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt (a)	$590	$1,180	$1,180	$885	$1,180	$225,678	$230,693
Capital lease obligations	134	164	—	—	—	—	298
Operating leases	9,043	16,099	13,187	10,337	7,390	14,060	70,116

Total financial obligations	9,767	17,443	14,367	11,222	8,570	239,738	301,107
Letters of credit	8,726	—	—	—	—	—	8,726

Total financial obligations and commitments	$18,493	$17,443	$14,367	$11,222	$8,570	$239,738	$309,833

(a)
Excludes $61.3 million of the principal amount of our senior subordinated notes redeemed with the proceeds of this offering.

        Based on our current level of operations and anticipated cost savings and operating improvements, we believe that cash generated from operations and available cash, together with amounts available under the revolving loan facility, will be adequate to meet our debt service requirements, capital expenditures and working capital needs for the foreseeable future. We may, however, need to refinance all or a portion of the principal amount of the senior subordinated notes on or prior to maturity.

Effects of Inflation

        We are affected by inflation and changing prices primarily through the purchase of raw materials, increased operating costs and expenses and higher interest rates. The effects of inflation in changing prices on our net sales, revenues and operations have not been material in recent years. In recent years, there has been deflationary pressure on selling prices. Due to the competitive nature of the children's apparel industry, there is no assurance that this trend will not continue. While we have been successful in offsetting such deflationary pressures through expansion of our global sourcing network, if the trend in selling prices outpaces our ability to obtain further price reductions from our global suppliers, our profitability may be affected.

Seasonality

        We experience seasonal fluctuations in our sales and profitability, with generally lower sales and gross profit in the first and second quarters of our fiscal year. Over the past five fiscal years, approximately 58% of our consolidated net sales were generated in the second half of our fiscal year. We believe, generally, that the seasonality of sales and profitability is a factor that affects the baby and young children's apparel industry, and is primarily due to retailers' emphasis on price reductions in the first quarter, promotional retailers' and manufacturers' emphasis on closeouts of the prior year's product lines and "back-to-school" and holiday shopping patterns. Accordingly, our results of operations for the first and second quarters of any year are not indicative of the results we expect for the full year.

        As a result of the effects of seasonality, particularly in preparation for "back-to-school" and holiday shopping, our inventory levels and other working capital requirements generally begin to increase during the second quarter and into the third quarter of each year. During these peak periods we have historically borrowed under our revolving loan facility.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Our significant accounting policies are described in Note 2 to our consolidated financial statements. The following discussion addresses our critical accounting policies, which are those that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

          Revenue recognition:    We recognize wholesale revenue after shipment of products to customers, when title passes and when all risks and rewards of ownership have transferred. As discussed in Note 2 to our consolidated financial statements, in certain cases, this does not occur until the goods have reached the specified customer. We consider revenue realized or realizable and earned when the product has been shipped, the sales price is fixed or determinable and collectibility is reasonably assured. In the normal course of business, we grant certain accommodations and allowances to our wholesale customers. Such amounts are reflected as reductions of net sales. Retail store revenues are recognized at the point of sale. We reduce revenue for anticipated customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. This has not been a material amount in previous periods.

          Inventory:    We write down our inventory for estimated excess and obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional write-downs may be required.

          Goodwill and tradename:    As of July 5, 2003, we had approximately $360 million in goodwill and tradename assets. The fair value of the Carter's tradename was estimated at the Acquisition to be approximately $220 million using a discounted cash flow analysis, which examined the hypothetical cost savings that accrue as a result of our ownership of the tradename. The cash flows, which incorporated both historical and projected financial performance, were discounted using a discount rate of 11%. The tradename was determined to have an indefinite life. The carrying value of these assets is subject to annual impairment reviews as of the last day of each fiscal year. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. Impairment reviews may also be triggered by any significant events or changes in circumstances. Our impairment review of goodwill is based on the estimated fair values of the underlying businesses. These estimated fair values are based on estimates of the future cash flows of the businesses.

          Accrued expenses:    Accrued expenses for health insurance, workers compensation, incentive compensation, professional fees and other outstanding obligations are assessed based on actual commitments, statistical trends and estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

          Accounting for income taxes:    As part of the process of preparing our consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal and foreign), together with assessing permanent and temporary differences resulting from differing bases and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property and equipment and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in our consolidated statement of operations.

          Stock-based compensation arrangements:    We account for stock-based compensation on stock options under the intrinsic value method, whereby we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock at the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). For stock issued or sold outright to employees, directors or third parties, we measure expense as the difference between the price paid by the recipient and the fair market value of the stock on the date of issuance or sale. In the absence of a public market for our common stock, management and the board of directors estimate the market value of our common stock for all option grants and stock issuances using an approach that applies a multiple to adjusted EBITDA then subtracts net debt. For this purpose, the board of directors has used a measurement of adjusted EBITDA representing earnings before interest, income tax expense, depreciation and amortization and also excluding Acquisition-related charges and debt extinguishment costs, write-downs of long-lived assets, plant closure costs and a deferred charge write-off. This measurement of adjusted EBITDA is not a measurement under generally accepted accounting principles.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred (including certain lease obligations). The statement also requires recording an asset offsetting the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We adopted the provisions of SFAS 143 in the first quarter of 2003 and the impact of such adoption was not material to our financial position or results of operations for the second quarter or first half of 2003.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. The provisions of SFAS 145, as related to the rescission of FASB Statement No. 4, are effective for fiscal 2003. In the first quarter of 2003, we adopted the provisions of SFAS 145.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 sets forth various modifications to existing accounting guidance, which prescribes the conditions that must be met in order for costs associated with contract terminations, facility consolidations and employee relocations and terminations to be accrued and recorded as liabilities in financial statements. Accordingly, SFAS 146 may affect the timing of recognizing any of our future restructuring costs as well as the amount recognized. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 are required to be applied prospectively to exit or disposal activities initiated by us after December 31, 2002. See Note 8 to the unaudited consolidated financial statements regarding our decision to close two of our production facilities.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a rollforward of the entity's product warranty liabilities. The disclosure provisions of FIN 45 were effective for financial statements of interim periods or annual periods ending after December 15, 2002. In addition, we adopted the recognition provisions of FIN 45 effective January 1, 2003 for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation in interim financial statements. The transition and annual disclosure requirements were effective for us as of December 28, 2002. The interim disclosure requirements were effective for the first quarter of fiscal 2003.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 is not expected to have a material effect on our financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to our existing financial instruments effective July 6, 2003, the beginning of the first fiscal period after June 15, 2003. We adopted SFAS 150 on June 1, 2003. The adoption of this statement did not have an effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure About Market Risk

        In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rate risk. These risks and our strategies to manage our exposure to them are discussed below.

        We contract for production with third parties primarily in the Far East and South and Central America. While these contracts are stated in United States dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the United States dollar and the local currencies of these contractors. Due to the number of currencies involved, we cannot quantify the potential impact of future currency fluctuations on net income in future years. In order to manage this risk, we source products from over 60 vendors worldwide, providing us with flexibility in our production should significant fluctuations occur between the United States and various local currencies. To date, such exchange fluctuations have not had a material impact on our financial condition or results of operations. We do not hedge foreign currency exchange rate risk.

        Our operating results are subject to risk from interest rate fluctuations on debt, which carries variable interest rates. At July 5, 2003, outstanding debt aggregated $291.9 million, of which $118.0 million bore interest at a variable rate. An increase of 1% in the applicable rate would increase our annual interest cost by $1,180,000 and could have an adverse effect on our net income and cash flow. Pursuant to the provisions of our senior credit facility, we purchased an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7.0% and the arrangement expires on December 7, 2004.

Other Risks

        We also have other risks in the operation of our business specifically related to raw material pricing and our global sourcing network.

        The principal raw materials we use are finished fabrics and trim materials. Prices for these materials are affected by changes in market demand and there can be no assurance that prices for these and other raw materials will not increase in the near future. These materials are available from more than one supplier, which enables us to negotiate pricing. However, the loss of one or more of these suppliers could temporarily interrupt our supply, which could have an adverse effect on our sales and increase our costs.

        We currently source substantially all of our production from our offshore operations and third-party manufacturers located in foreign countries. As a result, we may be adversely affected by political instability resulting in the disruption of trade from foreign countries, the imposition of new regulations relating to imports, duties, taxes and other charges on imports, any significant decreases in the value of the dollar against foreign currencies, and restrictions on the transfer of funds. These and other factors could result in the interruption of production in offshore facilities, delay receipt of the products into the United States or affect our operating income. Our future performance may be subject to such factors, which are beyond our control, and there can be no assurance that such factors would not have a material adverse effect on our financial condition and results of operations. We carefully select our sourcing agents, and in an effort to mitigate the possible disruption in product flow, we place production in various countries we believe to be of lower risk.

        We are continually evaluating opportunities to improve our products and reduce our costs. Our remaining sewing facilities continue to provide us with an advantageous cost base. If we determine in the future that we are able to source those products at a significantly lower cost with superior quality, we would incur substantial plant-closure, severance and other charges that we cannot currently predict related to exiting those facilities.

        We enter into various purchase order commitments with full package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation. Historically, these cancellations and related termination charges have occurred infrequently and have not had a material impact on our business. However, as we rely more heavily on our full-package global sourcing network, we expect to incur more of these termination charges, which could increase our cost of goods sold.

BUSINESS

General

        We are the largest branded marketer of baby apparel and a leading marketer of young children's apparel in the United States based on total revenues. Over our 138 years of operation, Carter's has become one of the most highly recognized and most trusted brand names in the children's apparel industry. We focus on providing high-quality, basic products at prices that deliver an attractive value to consumers. We believe the value proposition of our products appeals to a broad range of consumers, and our multi-channel sales strategy allows us to reach consumers where they shop. We sell our products under the Carter's and Carter's Classics brands in our wholesale channel, which includes over 400 department store, national chain and specialty store accounts. The wholesale channel also includes major discount retailers such as Wal-Mart and Target, whom we refer to as mass merchant retailers and collectively as the mass channel. We sell our products under the Tykes brand in over 1,100 Target Stores and under our Child of Mine brand in over 2,900 Wal-Mart stores. Additionally, we operate 159 Carter's retail stores located primarily in premier outlet centers throughout the United States. For a presentation of our operating results broken down by our wholesale and retail segments, please see Note 15 to the accompanying consolidated financial statements.

        On September 30, 2003 we re-incorporated in Delaware and changed our name to Carters, Inc. Prior to the re-incorporation we were named Carter Holdings, Inc., and we were a Massachusetts corporation. We re-incorporated in Delaware because we believe that it is essential to be able to draw upon well-established principles of corporate governance in making legal and business decisions. We believe that because of Delaware's prominence as the state of incorporation for many corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. We believe that these established principles of Delaware corporate law provide a reliable foundation on which governance decisions can be based.

        In the past five years we have grown our business by improving our core products in baby and sleepwear, further expanding our playclothes product offerings, entering new sales channels, partnering with key growth retailers and further developing our retail store portfolio. In addition, we have recently transitioned from a U.S. based vertical manufacturer to a global sourcing company, which has enabled us to improve product quality, achieve our growth plans and enter the mass channel.

Our Market

        The market for baby and young children's apparel in the United States was $17.8 billion in 2002. This market is highly fragmented with no single brand's revenue representing more than 7% of the entire market in 2002.

        In the United States, there were approximately four million births reported in 2002 and demographers project a progressive increase in births over the next 20 years. Favorable demographic trends further support continued strength in the market for baby and young children's products. Highlights of these trends include:

  •
  parents are having children later in life and have higher incomes when their children are born;

  •
  40% of all births are first children, which we believe leads to higher initial spending; and

  •
  grandparents are a large and growing market and are spending more money on their grandchildren than previous generations spent.

Our Competitive Strengths

        We attribute our market leadership and our significant opportunities for continued growth and increased profitability to the following competitive strengths:

Superior Brand Power

        The Carter's brand carries a high level of positive brand awareness, and we believe Carter's has a strong, emotional connection with consumers as a result of more than 138 years of providing quality baby and young children's apparel at an attractive value. In a 2001 survey conducted by Fitzgerald & Co., 95% of mothers and grandmothers surveyed knew the Carter's name and over 85% had purchased Carter's products. The survey also indicated that these consumers trusted the Carter's brand.

        Since 1992, we have increased net sales from $227 million to $580 million. In the department, national chain, outlet, specialty store and off-price sales channels, our aggregate share of the layette market is 30% and our aggregate share of the baby and young children's sleepwear market is 29%. In fiscal 2002, our aggregate market shares in the layette and baby and young children's sleepwear markets in these channels were more than four and two times that of the next largest brands. We also have a significant presence in the much larger and highly fragmented baby and young children's playclothes market. We believe our brand strength and leading market positions make us an integral component of our wholesale customers' baby and young children's departments.

        The strength of our brands has also allowed us to establish and grow a licensing program for the use of the Carter's, Carter's Classics and Tykes brands on products for babies and young children. In fiscal 2002, our licensees generated wholesale net sales of $113.8 million of licensed products on which we earned $8.4 million of royalty income. In the second quarter of 2003, we licensed our Child of Mine brand to many of our licensee partners for further brand expansion into Wal-Mart.

High-Volume, Core Products Strategy

        We develop and market basic, high-volume apparel products that consumers purchase frequently, such as bodysuits, pajamas and blanket sleepers. Whether they are shopping for their own children or purchasing gifts, consumers provide consistent demand for our products as they replace clothing outgrown by babies and young children and start new wardrobes for the four million babies born each year. Through our experienced design team, our core products are designed with simple and cost-effective construction and are distinguished through creative applications. In the past three years, we have expanded our design team in order to improve artistic applications on these core products. The majority of our core body styles continue from year to year with variations only to color, fabric or creative applications. In 2002, approximately $217.3 million, or 37%, of our net sales were from the baby segment. In 2002, we sold approximately 14 million bodysuits, approximately 13 million sleep & play outfits and approximately 7 million blanket sleepers, which comprise our top three core product offerings. In 2002, we sold over 100 million units of Carter's products to our wholesale customers and through our retail stores, up approximately 19% from 2001. We believe our focus on core, replenishable products reduces the complexity of our inventory, increases our productivity, creates a more stable and predictable revenue base and provides us with a competitive advantage.

        Shown below are our top ten core products, which represented more than 80% of our net sales in 2002.

Multiple Sales Channels With Broad Consumer Reach

        Our multi-channel sales strategy allows us to reach consumers with varying demographic and socio-economic characteristics. Our wholesale customers range from high-end department stores to national mass merchant retailers and accounted for 56% of our net sales in 2002. We have long-standing, strategic relationships with our wholesale customers, which we believe are based on the way we manage their business, the consumer traffic and sales we generate for them and the high service level we provide. This enables us to maintain superior, consistent brand presentation and greater control of our product mix, resulting in higher profitability and productivity for both us and our wholesale customers. Many department and specialty stores have focused on promoting leading brands while reducing their number of suppliers. We believe that this focus and the consolidation of the apparel industry will continue to favor strong brands such as Carter's.

        We also operate 159 Carter's retail stores throughout the United States in quality outlet and strip centers, which extends our consumer reach and enhances brand awareness. Our retail stores offer convenience and value for consumers shopping outside the traditional mall setting. In the fourth quarter of 2000, we entered the mass channel by launching the Tykes brand in all Target stores. Given the fact that sales in the mass channel represent 35% of total market sales for baby and young children's apparel, and based on our success with Target, we chose to expand our reach by launching our Child of Mine brand in substantially all Wal-Mart stores in the United States in the second quarter of 2003.

Operational Expertise

        We believe that our skill at servicing our customers with on-time deliveries of high-quality products and our ability to monitor their inventory levels based on weekly sales data, ensuring quick replenishment, have been key drivers in building our market share with our wholesale customers. We believe this operational excellence distinguishes us from our competitors and has been an important factor in our successful entry into the leading mass merchant stores. As a result of recent improvements in our logistics, we have increased our speed to market with new products and have improved customer service levels.

Global Sourcing Network

        Our growth in recent years has been driven by strong product performance made possible through our global sourcing network. We have hired additional people with experience in sourcing products from the Far East, such as the ability to evaluate vendors, familiarity with foreign supply sources and experience in sourcing logistics particular to the Far East. Recently, we recruited people with these skills from Disney, Mast Industries, The Limited, The Gap and other apparel companies. In connection with our global sourcing initiatives we have closed our domestic manufacturing operations, including textile, printing, cutting, embroidery and sewing facilities. We also closed one offshore sewing facility. Fabric we previously produced is currently purchased from third-party manufacturers. We operate two sewing facilities in Costa Rica and two sewing facilities in Mexico. In July 2003, we decided to exit two of our production facilities given our ability to obtain lower costs with third-party suppliers. Prior to the planned closure dates, the facilities will be held and used for production.

        Since launching our global sourcing initiative, we have experienced significant increases in product quality, lower product costs and improvement in product margins, enabling us to more competitively price our products, accelerate revenue growth, increase sales and successfully enter the mass channel. We will attempt to realize further benefits and cost reductions through advanced information systems, the expansion of global sourcing relationships, reductions in stock-keeping units and product complexity and our continued focus on core product offerings.

        Our network consists of over 60 vendors located in more than 15 countries. We believe that our sourcing arrangements are sufficient to meet our current operating requirements and provide significant capacity for growth.

Strong Management Team With a Proven Track Record

        We have a strong and experienced management team. Four of our top executives, including Mr. Rowan, our Chief Executive Officer, joined us following successful careers running the Bassett-Walker, Lee Jeans and Jansport divisions of the VF Corporation. Our five senior executives average more than 20 years of experience in the textile and apparel industries. We believe that our management team has significant experience in developing brands, has demonstrated experience in disciplined financial planning and analysis, has a strong reputation with customers and the trade and financial communities, and possesses diverse skills that incorporate brand marketing, operations management, product merchandising and global sourcing.

        Since joining Carter's in 1992, our management team has been responsible for increasing net sales at a compounded annual growth rate of approximately 10%. During the same period, we have improved our operating results from a loss of $2.4 million in 1992 to a profit of $60.6 million in 2002. In addition, over the past decade our management team has successfully delivered on our strategic initiatives, including:

  •
  strengthening and expanding Carter's leadership in core products;

  •
  transitioning from a domestic manufacturer to a global sourcing marketing organization;

  •
  significantly improving and implementing a growth strategy for our playclothes products;

  •
  entering the mass channel; and

  •
  extending brand reach and increasing profitability through licensing our brands.

        In recent years we have expanded the management team to provide additional expertise in mass channel and outlet retailing, global sourcing, supply chain logistics and merchandising. After this offering without including purchases under the directed share program, management will continue to own approximately 6.1% of the equity of our company or 6.0% if the underwriters exercise in full their option to purchase additional shares.

Our Growth Strategy

        We intend to continue to increase sales and profitability and to become the leading apparel brand in the United States for children under six years old. Our growth strategy includes:

Core Product Focus

        We believe that our focus on core products can drive sales volume and create an even more stable and predictable revenue base. We intend to expand our strong market shares within our sales channels by continuing to drive the growth of our core products through further fabric improvements, new artistic applications and new packaging and presentation strategies. In addition, we will continue to invest in providing our major retail customers with display units that clearly present our core products on their retail floors. We will also continue to expand our market share through emphasis on competitive pricing for all core products and clear communication of that value to consumers.

        Our goal is to continually improve the value proposition of our products for our consumers. This will be made possible by our global sourcing network, which enables us to obtain better fabrics for our products and improve quality while lowering costs. We also have an opportunity to drive core product growth through the use of high-volume, multi-packaging programs as well as dedicated product displays.

Leverage Carter's Brand in the Large, Fragmented Playclothes Market

        As the largest brand in the United States in layette and sleepwear for babies and young children, we have a significant opportunity to leverage that strength and build market share in the highly fragmented, $12 billion playclothes market for babies and young children. In 2002, we had approximately $155.0 million of net sales in the playclothes market, only $54.4 million of which was generated from sales to our wholesale customers. Our playclothes strategy is to continue building brand leadership in core items such as t-shirts, leggings, shorts, casual pants, jumpsuits, rompers and creepers that we believe represent a significant opportunity for growth in the future. We intend to accomplish this by offering quality products at attractive prices and leveraging our strength with our existing wholesale customers and consumer base. The acceleration of our global sourcing strategy has allowed us to compete more effectively in playclothes by offering higher quality items at competitive prices. We will focus on offering our core products in playclothes that drove 80% of our playclothes revenue in 2002. These core playclothes products combined with our brand power and expanded sourcing capabilities are driving our share of the playclothes market in the department, national chain, outlet, specialty store and off-price sales channels for babies and young children, which grew from 4.2% in 2001 to 5.0% in 2002. In addition, we intend to drive sales by investing in new display units and implementing key-volume pricing strategies with our wholesale customers.

Expand Presence in Mass Channel

        In the fourth quarter of 2000, we entered the mass channel by launching the Tykes brand at all Target stores. In our first full year of operation, we shipped $20.4 million of Tykes products and in fiscal 2002 we shipped $23.8 million of Tykes products, an increase of 16% compared to 2001. In the first half of 2003, net sales from Tykes more than doubled over the first half of 2002. During this period wholesale revenue grew as a percentage of our total revenue, resulting in higher gross profit overall but lower gross profit as a percentage of net sales. In fiscal 2001, we earned $1.5 million in royalties from $19.9 million in net sales reported by licensees of the Tykes brand, and in fiscal 2002, we earned approximately $1.6 million in royalty income from $20.7 million in net sales reported by our licensees. At the end of the second quarter of 2003, we began shipping products under our Child of Mine brand to substantially all Wal-Mart stores in the United States and our licensees began shipping Child of Mine products to Wal-Mart in July 2003. This comprehensive launch began in Wal-Mart stores nationally in August 2003. We believe this expansion into the mass channel represents a significant growth opportunity for us. Thirty-five percent of sales in the $17.8 billion United States apparel market for babies and young children is generated through mass merchant stores nationwide. In 2002, Wal-Mart and Target together represented 78% of mass channel sales of apparel products for babies and young children in the United States in 2002.

Extend Reach and Increase Productivity of Retail Stores

        We intend to continue to grow our retail store business by extending the reach of our brands with store openings and by improving store productivity. We operate 159 retail stores, primarily located in premier outlet centers. For fiscal 2002, our comparable store sales in this channel increased more than 4%, and every store that had been open for at least twelve months was profitable. We intend to add eight to ten retail stores per year. Generally, new stores are profitable within the first year of operation and produce a payback of initial investment within one year after opening. We intend to increase our store productivity through an increased focus on core products, improved logistics and by elevating brand equity with improved presentation and signage. We further intend to increase the percentage of our core products in our retail stores and invest in fixturing providing a more compelling presentation. Additionally, we will implement more everyday value prices that drive sales of multiple items. We believe we have significant opportunities to expand our revenues and profits in this channel.

Continue Expansion of Global Sourcing

        We have achieved significant margin improvement while improving our high-quality standards with our transition from domestic manufacturing to full-package global sourcing. Through this full package sourcing strategy, our products are manufactured by third-party contractors located throughout the world. Our full-package global sourcing, primarily located in the Far East, currently accounts for approximately 70% of our total product mix, and we believe significant cost reduction and margin improvement are possible as we increase this percentage. The global sourcing mix varies by business unit with 100% of playwear, 75% of baby and 30% of sleepwear that is full package sourced. Sleepwear represents the last product category to move offshore due to Consumer Product Safety Commission sleepwear guidelines and longer lead-times for fabric development. In 2004, we expect that 40% of sleepwear will be offshore, up from 10% in 2002. This will provide substantial additional opportunity to increase margins while improving product benefits and reducing costs.

Optimize Supply Chain

        We have a significant opportunity to improve our supply chain. We are committing substantial management efforts to shorten product lead times, reduce product complexity and create a more effective distribution model. We are currently in the process of reducing our product development cycle by implementing initiatives to shorten each stage of the development calendar. Our core product focus includes continuing to reduce product complexity. Between 1999 and 2002, we reduced the average number of style and color combinations by approximately 16% while increasing revenues by 12.5%. Additionally, we have recently opened a new distribution facility that will provide us with the additional capacity necessary to meet the growth requirements of our expansion into the mass merchant channel as well as meet anticipated future growth needs.

Products and Markets

Cross-Functional Product Teams

        We design, manufacture, source and market a broad array of baby and young children's apparel. We have three cross-functional product teams focused on baby, sleepwear and playclothes. These teams are skilled in identifying and developing high-volume, core products. Each team includes members from design, sourcing, product development, forecasting and supply chain logistics. The teams follow a disciplined approach to fabric usage, color rationalization and productivity and are supported by a dedicated art department and state-of-the-art design systems. We also license our brand names to other companies to create a complete collection of coordinating products, such as bedding, strollers, underwear, shoes, room décor and toys. The licensing team directs the use of Carter's designs, art and selling strategies to all licensees.

        This disciplined approach to product design is meant to reduce risk and large seasonal fluctuations while shortening the development cycle. We have a validation process for testing and introducing products. Artwork, color and product silhouettes are tested with consumers, key wholesale accounts and an internal creative steering committee. We also apply quantitative measurements such as pre-season bookings, tests of new products prior to launch in retail stores, weekly over-the-counter selling results and daily re-order rates on baby products.

Baby

        We are the leading brand in layette. In fiscal 2002, we generated $217.3 million in net sales of these products representing 37% of total net sales. In fiscal 2002, in the department, national chain, outlet, specialty store and off-price sales channels, our aggregate market share was approximately 30% for layette, which represents greater than four times the market share of the next largest brand. We sell a complete range of layette products for newborns, primarily made of cotton. Our layette products include bodysuits, undershirts, towels, washcloths, receiving blankets, layette gowns, bibs, caps and booties. We attribute our leading market position to our brand strength, distinctive print designs, art applications, reputation for quality and ability to manage our dedicated floor space for our retail customers. We tier our products through marketing programs targeted toward: gift-givers, experienced mothers and first-time mothers. Carter's Classics consists of small coordinated layette programs designed for first-time mothers and gift-givers. Carter's Starters, the largest component of our layette business, provides mothers with all the essentials in value-focused multi-packs.

Sleepwear

        Our sleepwear products include pajamas, cotton long underwear and blanket sleepers in size 12 months to size 7. In fiscal 2002, we generated $149.3 million in net sales of these products, or 26% of total net sales. We are the leading supplier of sleepwear for babies and young children within the department, national chain, outlet, specialty store and off-price sales channels in the United States. In fiscal 2002 in these channels, our market share was 29%, which represented more than two times the market share of the next largest brand. As in layette, we try to differentiate our sleepwear products from the competition by offering high-volume, core products with creative artwork utilizing consumer-tested prints and embroideries.

Playclothes

        Our playclothes products include knit and woven cotton apparel for everyday use. In fiscal 2002, we generated $155.0 million in net sales of these products, or 27% of total net sales. The market for baby and young children's playclothes in fiscal 2002 was six times the size of the layette and sleepwear markets combined. The $12 billion playclothes market for babies and young children is highly fragmented, with no single branded competitor having more than a 6.4% share of the entire market in 2002. Our market share in the department, national chain, outlet, specialty store and off-price sales channels in 2002 was approximately 5.0%. We continue to focus on strengthening playclothes products by developing a base of high-volume, core products that utilize original print designs and innovative artistic applications. We believe this product focus, in addition to our high brand name awareness, strong wholesale customer relationships and expanded global sourcing network, is increasing our playclothes sales.

Other Products

        The remainder of our product offering includes bedding, outerwear, shoes, socks, diaper bags, gift sets, toys, room décor and hair accessories. In fiscal 2002, we generated $57.9 million in sales of these other products in our retail stores.

Licensed Products

        We extend our consumer reach by licensing our brands to 18 marketers of related products. These licensing partners develop and sell products through our multiple sales channels while leveraging our brand strength, customer relationships and artwork. Our license agreements require strict adherence to our quality and compliance standards and to a multi-step product approval process. We are very involved with each of our licensing partners in developing the products and ensuring they fit within our vision of high-quality, core products at a good value to the consumer. In addition, we work closely with our wholesale customers and our licensees to gain dedicated real estate for licensed product categories. Our licensed products provide our customers and consumers with a range of Carter's, Carter's Classics, Tykes and Child of Mine products that complement and expand upon our core baby and young children's apparel. We licensed our Child of Mine brand to many of our licensee partners for further brand extension into Wal-Mart. In fiscal 2002, our licensees, who are listed below, generated wholesale net sales of $113.8 million on which we earned $8.4 million in royalty income:

Licensee	Product(s)
Baby Boom	Diaper Bags and Room Décor
C.R. Gibson	Baby Books, Stationery and Photo Albums
Goldbug	Hosiery and Soft Shoes
J Lamb	Mattress Pads
Kids II	Developmental Toys and Bouncers
Kolcraft	Hard Goods
K & R	Swimwear
Nolan Glove	Hats and Gloves
Pico	Underwear
Prestige Toy	Plush Toys
Rashti & Rashti	Gift Sets
Riegel	Bedding
Riviera	Hairwear and Sunglasses
The Rug Market	Rugs
Samara	Outerwear
Vida Shoes	Shoes
Yardley	Toiletries
York	Wallpaper and Borders

Multiple Sales Channels

        We have expanded our consumer reach by increasing sales to our wholesale accounts, opening new retail stores and our recent expansion into the mass channel. We sell our products to top retailers in the country and through our own retail outlet and strip center stores. In fiscal 2002, sales through the wholesale channel, including mass merchant net sales, accounted for 56% of our total sales, while sales through our retail stores accounted for 44% of total sales. In 2002, Kohl's accounted for approximately 10.1% of our consolidated net sales while no other wholesale customer accounted for more than 10.0% of our consolidated net sales.

Wholesale

        Our top wholesale customers are leading children's retailers in the United States: Kohl's, Kid's "R" Us/Babies "R" Us, JCPenney, Federated, May Company, Sears and Mervyn's. We sell our products in the United States through a network of approximately 30 sales professionals. Our sales professionals work with their department or specialty store accounts to establish annual plans for our layette and baby apparel products within the Carter's line which we refer to as core basics. Once we establish an annual plan with an account, we place the majority of our accounts on our weekly automatic reorder plan for core basics. Automatic reorder allows us to plan our sourcing requirements and benefits both us and our wholesale customers by maximizing our customers' in-stock positions, thereby improving sales and profitability. Our sleepwear and playclothes products are planned and ordered seasonally as we introduce new products.

        We intend to drive continued growth with our wholesale customers through our focus on managing our key accounts' business through product mix, fixturing, brand presentation and advertising. We believe that we maintain strong account relationships and drive brand growth through frequent meetings with our key wholesale customers.

        In the fourth quarter of 2000, we successfully entered the mass channel by launching the Tykes brand in all Target stores nationwide. The Tykes product line includes layette, sleepwear and baby playclothes along with a range of licensed products, such as hosiery, bedding, toys and room décor products. With an average store presentation of 27 linear feet and two floor fixtures, along with our in-store signage program, our position in the Target stores is establishing a strong brand presence. In fiscal 2001, we generated $20.4 million in net sales of the Tykes brand to Target, and in 2002, we generated $23.8 million in net sales, an increase of 16%. Our licensees generated an additional $19.9 million in sales of the Tykes brand to Target from which we earned $1.5 million in royalty income in fiscal 2001 and $20.7 million in Tykes sales from which we earned $1.6 million in royalty income in fiscal 2002.

        During the second quarter of 2003, we launched our Child of Mine brand in substantially all Wal-Mart stores in the United States, which represents a tremendous opportunity to expand our presence in mass merchant stores. Wal-Mart is the largest retailer in the world and in 2002, represented 56% of mass channel sales of apparel products for babies and young children in the United States. We believe our entry into Wal-Mart will provide us with incremental revenue since we will be reaching a new, expanded consumer base to whom we were not previously marketing. The average store set includes 18 feet of layette, bedding, toys and gifts along with 1.5 floor fixtures of sleepwear and playwear.

Retail

        We operate 159 Carter's retail stores in 39 states, of which 144 are in outlet centers and 15 are in strip centers. These stores carry a complete assortment of first-quality baby and young children's apparel, accessories and gift items. Our stores average approximately 5,000 square feet per location and are distinguished by an easy, consumer friendly shopping environment. We believe our consistent and well-defined pricing strategy coupled with a broad assortment of basic products has made our stores a destination location within many outlet centers.

        We have established a disciplined real estate selection process whereby we fully assess all new locations based on demographic factors, retail adjacencies and population density. We believe that we are located in many of the premier outlet centers in the United States and that we are successfully adding high-volume strip center locations to our portfolio.

Competition

        The baby and young children's apparel markets are highly competitive. Competition generally is based upon product quality, brand name recognition, price, selection, service and convenience. Both branded and private label manufacturers compete in the baby and young children's apparel markets. Our primary competitors in our wholesale business include Oshkosh B'Gosh, Gerber, Disney and private label product offerings. We also compete with specialty store retailers, including The Gap, Gymboree and The Children's Place. Most retailers, including our customers, have significant private label product offerings in playclothes and baby that compete with us. Because of the highly fragmented nature of the industry, we also compete with many small manufacturers and retailers. We believe, however, that our combination of brand strength, size and operational expertise position us well against these competitors.

Environmental Matters

        We are subject to various federal, state and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties and costs. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

Trademarks, Copyrights and Licenses

        We own many trademarks and tradenames, including Carter's®,Carter's® Classics, Carter's® Starters, Celebrating Childhood™, Celebrating Imagination®,Child of Mine®, Jiffon®, Just One Year® and Nevabind® as well as copyrights, many of which are registered in the United States and in 60 foreign countries. Under an agreement with The Little Tikes Company, we have licensed the right to use and sublicense the Tykes trademark for use on our products sold at Target stores. Our rights to use this trademark on our clothing products on a royalty-free basis will expire on December 31, 2003, and our rights to use this trademark on toys and other products will expire on December 31, 2003. After 2003, we may continue to sell clothing products, and during the remainder of 2003, we may continue to sell toys and other products using the Tykes brand, although these sales are subject to an agreement with The Little Tikes Company, which requires us to pay royalties to them.

        We license the Carter's, Carter's Classics and Child of Mine names and sublicense the Tykes name along with many of our trademarks and tradenames to third-party manufacturers to produce and distribute children's apparel and related products such as diaper bags, room decor, socks, strollers, hair accessories, outerwear, underwear, bedding, plush toys and shoes. We license the rights to John Lennon's Real Love artwork collection and the artwork of Eric Carle under agreements that expire December 31, 2004 and December 31, 2005.

Employees

        As of July 5, 2003, we had 5,557 employees, 1,865 of whom were employed on a full-time basis in our domestic operations, 897 of which were employed on a part-time basis in our domestic operations and 2,795 of which were employed on a full-time basis in our offshore operations. None of our employees are unionized. We have had no labor-related work stoppages and believe that our labor relations are good.

Properties

        We operate 159 leased retail stores located primarily in outlet centers across the United States, having an average size of approximately 5,000 square feet. Generally, leases have an average term of approximately five years with additional five-year renewal options. Domestically, we own three distribution facilities, two in Georgia and one in Pennsylvania. We also own a manufacturing facility as well as two office buildings in Georgia. We lease office space in four buildings, two in Georgia, one in Connecticut and one in New York. In February 2001, we entered into a ten-year lease agreement for our corporate office in Atlanta, Georgia. In January 2003, we entered into a seven-year lease agreement, with a cancellation option after four years, for a new distribution facility in Stockbridge, Georgia. Internationally, we lease two sewing facilities in Costa Rica and two in Mexico.

        Aggregate lease commitments as of July 5, 2003 for the above rental properties are as follows: fiscal 2003—$8.6 million; fiscal 2004—$15.5 million; fiscal 2005—$12.8 million; fiscal 2006—$10.2 million; and fiscal 2007—$7.4 million and $14.1 million for the balance of these commitments beyond fiscal 2007.

Legal Proceedings

        From time to time, we have been involved in various legal proceedings. We believe that all of such litigation is routine in nature and incidental to the conduct of our business, and we believe that no such litigation will have a material adverse effect on our financial condition, cash flows or results of operations.

        On August 21, 2002, a lawsuit was filed against us in the State Court of Fulton County, State of Georgia by T.N.S. Mills Inc. and Bowling Green Spinning Company in which the plaintiffs are claiming damages of approximately $830,000 related to an alleged oral guarantee of money owed to them by a third-party vendor. We have not provided for this exposure, as we believe that this claim is without merit and we intend to vigorously defend this matter.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Frederick J. Rowan, II	63	Chairman of the board of directors, President and Chief Executive Officer
Joseph Pacifico	54	President-Marketing
Charles E. Whetzel, Jr.	53	Executive Vice President-Global Sourcing
David A. Brown	46	Executive Vice President-Operations
Michael D. Casey	43	Executive Vice President and Chief Financial Officer
Bradley M. Bloom	50	Director
Ross M. Jones	38	Director
David Pulver	62	Director
Paul Fulton	68	Director
John R. Welch	70	Director
Thomas Whiddon	51	Director

        Frederick J. Rowan, II joined us in 1992 as President and Chief Executive Officer and became Chairman of our board of directors in October 1996. Prior to joining us, Mr. Rowan was Group Vice President of VF Corporation, a multi-division apparel company and, among other positions, served as President and Chief Executive Officer of both The HD Lee Company Inc. and Bassett-Walker, Inc., divisions of VF Corporation. Mr. Rowan, who has been involved in the textile and apparel industries for 38 years, has been in senior executive positions for nearly 26 of those years. Mr. Rowan began his career at the DuPont Corporation and later joined Aileen, Inc., a manufacturer of women's apparel, where he subsequently became President and Chief Operating Officer.

        Joseph Pacifico joined us in 1992 as Executive Vice President-Sales and Marketing and was named President-Marketing in 1997. Mr. Pacifico began his career with VF Corporation in 1981 as a sales representative for The HD Lee Company Inc. and was promoted to the position of Vice President of Marketing in 1989, a position he held until 1992.

        Charles E. Whetzel, Jr. joined us in 1992 as Executive Vice President-Operations and was named Executive Vice President-Manufacturing in 1997. In 2000, Mr. Whetzel's title became Executive Vice President-Global Sourcing consistent with our focus on expansion of global sourcing capabilities. Mr. Whetzel began his career at Aileen, Inc. in 1971 in the Quality function and was later promoted to Vice President of Apparel. Following Aileen, Inc., Mr. Whetzel held positions of increased responsibility with Health-Tex, Inc., Mast Industries, Inc. and Wellmade Industries Inc. In 1988, Mr. Whetzel joined Bassett-Walker, Inc. and was later promoted to Vice President of Manufacturing for The HD Lee Company Inc.

        David A. Brown joined us in 1992 as Senior Vice President-Business Planning and Administration. In 1997, Mr. Brown was named Executive Vice President-Operations. Prior to 1992, Mr. Brown held various positions at VF Corporation including Vice President-Human Resources for both The HD Lee Company Inc. and Bassett-Walker, Inc. Mr. Brown also held personnel focused positions with Blue Bell, Inc. and Milliken & Company earlier in his career.

        Michael D. Casey joined us in 1993 as Vice President-Finance and was named Senior Vice President-Finance in 1997. In 1998, Mr. Casey was named Senior Vice President and Chief

Financial Officer. In March 2003, Mr. Casey was named Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Casey was a Senior Manager with Price Waterhouse LLP.

        Bradley M. Bloom became a director in August 2001. Mr. Bloom is a Managing Director of Berkshire Partners LLC, which he co-founded in 1986. He has been a director of several of Berkshire Partners' retailing companies including Gordon Brothers Group, Sterling, Inc., America's Best Contacts and Eyeglasses, L.P. and Miami Cruiseline Services Holdings I B.V.

        Ross M. Jones became a director in August 2001. Mr. Jones is a Managing Director of Berkshire Partners LLC, which he joined in 1993. He has been a director of several of Berkshire Partners' retailing, manufacturing and business services companies including AVW- TELAV Inc., Sterling Collision Centers, Inc. and Thomas Built Buses, Inc.

        David Pulver became a director in January 2002. Mr. Pulver has been a private investor for approximately 21 years and is the President of Cornerstone Capital, Inc. and has been a board member of Hearst-Argyle Television, Inc. since August of 1997. Mr. Pulver was a founder of The Children's Place, Inc. and served as its Chairman and Co-Chief Executive Officer until 1982.

        Paul Fulton became a director in May 2002. Mr. Fulton retired as President of Sara Lee Corp. in 1993, after spending 34 years with the company. He is currently non-Executive Chairman of the Board of Bassett Furniture Industries, Incorporated, where he has been a board member since August 1993. Mr. Fulton is also a current board member of Bank of America Corporation, has been a board member since October 1989 of Sonoco Products Company, Inc. and has been on the board of Lowe's Companies, Inc. since December 1996.

        John R. Welch became a director in February 2003. Mr. Welch retired as President of Mast Industries (Far East) Ltd. in April 2002 after spending the previous 18 years with the company. Mr. Welch also served as Executive Vice President of Operations at Warnaco Knitwear, a division of Warnaco, Inc. from August 1978 to December 1983.

        Thomas Whiddon became a director in August 2003. Mr. Whiddon retired as Executive Vice President—Logistics and Technology of Lowe's Companies, Inc. in March 2003 a position he held since 2000 after serving as the company's Chief Financial Officer from 1996 to 2000. Mr. Whiddon has over 29 years of accounting and financial experience. Mr. Whiddon is currently a board member of Sonoco Products Company, Inc.

Board Composition

        Our board of directors currently consists of seven directors. Each of the directors was elected to the board of directors pursuant to the terms of an agreement among stockholders that will terminate upon the closing of this offering. Our board of directors is divided into three classes. The members of each class serve for a three-year term. Mr. Jones and Mr. Pulver serve in the class with a term expiring in 2004, Mr. Bloom and Mr. Rowan serve in the class with a term expiring in 2005, and Mr. Fulton, Mr. Whiddon and Mr. Welch serve in the class with a term expiring in 2006. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Committees of the Board of Directors

        Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors may also establish other committees to assist in the discharge of its responsibilities.

        The audit committee makes recommendations to the board of directors regarding the independent accountants to be nominated for election by the stockholders and reviews the independence of such accountants, approves the scope of the annual audit activities of the independent accountants, preapproves the audit fee payable to the independent accountants and reviews audit results with the independent accountants. The audit committee is currently comprised of David Pulver, Chairman, Thomas Whiddon and Paul Fulton. PricewaterhouseCoopers LLP presently serve as our independent accountants.

        The compensation committee reviews our compensation and benefit plans generally, and also fixes the compensation and benefits that we pay to our chief executive officer. In addition, the compensation committee reviews the chief executive officer's recommendations on compensation of all of our other officers and on adopting and changing major compensation policies and practices. The committee reports on its proceedings to the board of directors for approval and authorization. The compensation committee also administers our stock plans. The compensation committee is currently comprised of Paul Fulton, Chairman, Bradley M. Bloom and Ross M. Jones.

        The nominating and corporate governance committee is responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to the board a set of corporate governance principles. The nominating and corporate governance committee is currently comprised of Ross M. Jones, Chairman, Bradley M. Bloom and John R. Welch.

Officers

        Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his earlier resignation or removal.

Compensation Committee, Interlocks and Insider Participation

        Mr. Jones, Mr. Bloom and Mr. Fulton serve on our compensation committee. Mr. Jones and Mr. Bloom also held the office of vice president of our company but resigned in August 2002, and we did not compensate them for their services as vice presidents. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

        The following table sets forth all compensation earned in fiscal years 2002, 2001 and 2000 by our Chief Executive Officer and each of the other four most highly compensated executive officers whom we refer to collectively as the "named executive officers." The current compensation arrangement for each of these officers is described in "Employment Arrangements."

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus(a)	Other Annual Compensation(b)	Securities Underlying Options	All Other Compensation(c)
Frederick J. Rowan, II Chairman of the Board of Directors, President and Chief Executive Officer	2002 2001 2000	$683,000 650,000 600,000	$5,853,800 812,500 1,080,000	$616,261 682,546 1,144,477	— 599,836 —		$102,901 2,477,901 102,901
Joseph Pacifico President-Marketing	2002 2001 2000	$441,000 420,000 390,000	$358,300 341,250 456,300	$262,029 257,318 251,707	— 194,844 —	$	— 325,000 —
Charles E. Whetzel, Jr. Executive Vice President-Global Sourcing	2002 2001 2000	$314,000 285,000 262,500	$255,100 231,563 307,100	$158,411 146,454 140,809	— 194,844 —	$	— 325,000 —
David A. Brown Executive Vice President-Operations	2002 2001 2000	$314,000 285,000 262,500	$255,100 231,563 307,100	$117,184 118,538 166,166	— 194,844 —	$	— 325,000 —
Michael D. Casey Executive Vice President and Chief Financial Officer	2002 2001 2000	$299,000 250,000 210,000	$242,900 203,125 245,700	$125,251 116,278 100,097	— 194,844 —	$	— 1,175,000 —

(a)
In fiscal 2002 Mr. Rowan's bonus included a special bonus of $5.0 million paid pursuant to his newly amended and extended employment agreement.

(b)
Other annual compensation includes supplemental retirement plan benefits and associated tax gross-up payments for each named executive officer other than Mr. Rowan, automobile allowances and medical cost reimbursement. In fiscal 2000, other annual compensation for Mr. Rowan included relocation assistance. For Mr. Rowan, other annual compensation includes tax gross-up payments for the increase in investment value of the trust established to fund his supplemental retirement plan.

(c)
All other compensation includes Acquisition-related management bonuses. For Mr. Rowan, this includes an annual premium paid for life insurance policies for his benefit.

Option Grants in 2002

        We did not grant any options to acquire common stock to our named executive officers during fiscal 2002.

Option Exercises in 2002 and Year-End Option Values

        None of our named executive officers exercised options to purchase our common stock during fiscal 2002. The following table sets forth the number of shares of common stock subject to options and the value of such options held by each of our named executive officers as of the last day of fiscal 2002. This table assumes a per share price of $9.88, which we estimate to be the fair market value of a share of our common stock on that date.

	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)
			Value of Unexercised In-The-Money Options at Fiscal Year End ($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Frederick J. Rowan, II	1,067,860	539,793	$8,669,168	$2,010,728
Joseph Pacifico	15,011	179,833	$55,917	$669,877
Charles E. Whetzel, Jr.	15,011	179,833	$55,917	$669,877
David A. Brown	15,011	179,833	$55,917	$669,877
Michael D. Casey	15,011	179,833	$55,917	$669,877

Employment Arrangements

        Frederick J. Rowan, II, Chairman of our board of directors, President and Chief Executive Officer, entered into a revised employment agreement with us in December 2002. Mr. Rowan's employment agreement is for a five-year term, subject to termination upon notice. Pursuant to this agreement, Mr. Rowan received a $5.0 million special bonus and is entitled to receive:

  •
  a base salary, currently $717,000 for fiscal year 2003, subject to annual cost of living adjustments and any increases approved by the board of directors;

  •
  annual cash bonuses based upon a bonus plan to be determined each year by the board of directors in conjunction with our achievement of targeted performance levels as defined in the incentive compensation plan; and

  •
  specified fringe benefits, including health and disability insurance, life insurance or funds sufficient to provide life insurance of 250% of base salary, an automobile or automobile allowance, and club dues. The employment agreement leaves in place the separate supplemental retirement arrangement described below.

        For 2003, pursuant to his employment agreement and our incentive compensation plan, Mr. Rowan has an opportunity to earn up to $1,066,500 based on specified EBITDA performance levels and individual performance.

        If we terminate Mr. Rowan's employment without cause, he will continue to receive his then-current salary and we will maintain fringe benefits on his behalf for three years following his termination. Mr. Rowan will also receive specified bonuses. Mr. Rowan has agreed not to compete with us for the two-year period following the end of his employment with us, unless he is terminated without cause, in which case the duration of such period is one year.

        Under separate agreements, we have agreed to provide Mr. Rowan with a supplemental executive retirement benefit according to a formula based on his final average annual salary during the highest 36 consecutive months of his last 60 months of employment, offset by both certain other retirement benefits and Social Security benefits to which he is entitled. The benefit, before offsets, is subject to an overall maximum amount. The maximum amount equals the after tax benefit that would be realized by Mr. Rowan if he were to receive a fully taxable benefit of $385,000 payable under a 50% joint and survivor form of annuity. The plan's normal retirement date is the first day of the month following the month in which Mr. Rowan attains age 65. Assets supporting the obligations of this agreement are held in a dedicated irrevocable trust and are not our assets. The assets are comprised of insurance policies that have a cash value. To the extent the assets of the trust become insufficient to meet our obligations to Mr. Rowan, we would be required to fund any shortfall. Mr. Rowan is also entitled to additional payments each year to defray the tax cost to him of the funded trust and of the additional payments.

        Joseph Pacifico, Charles E. Whetzel, Jr., David A. Brown and Michael D. Casey each entered into a revised employment agreement with us in August 2001. The employment agreement of each of these executives is for a two-year term, which automatically extends annually for successive one-year terms, subject to termination upon notice. Pursuant to such agreements, Messrs. Pacifico, Whetzel, Brown and Casey are entitled to receive:

  •
  a base salary, currently $463,000, $330,000, $330,000 and $329,000, respectively, for fiscal year 2003, subject to annual cost of living adjustments and any increases approved by the board of directors;

  •
  annual cash bonuses based upon a bonus plan to be determined each year by the board of directors in conjunction with our achievement of targeted performance levels as defined in the plan; and

  •
  specified fringe benefits, including an automobile allowance.

        If we terminate any of these executives' employment without cause as defined, he will continue to receive his then-current salary and specified bonuses for two years following termination, and we will maintain fringe benefits on his behalf until the earlier of the end of the two-year period following termination or his 65th birthday. Each of these executives has agreed not to compete with us for a one-year period following the end of his employment with us, unless we terminate him without cause as defined, in which case the duration of such period is six months.

Equity Incentive Plan

        We have amended and restated our equity incentive plan, which was first adopted in 2001 and renamed it as our 2003 Equity Incentive Plan. Messrs. Rowan, Pacifico, Whetzel, Brown and Casey each hold previously granted options to acquire our stock; see the information under "-Option Exercises in 2002 and Year-End Option Values." Under the amended and restated plan, the compensation committee of our board may award options (ISOs and non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards and cash payments intended to help defray the cost of awards. The amendment and restatement increased the number of shares available to be delivered under the plan by 400,000. Participation in the amended and restated plan is limited to those key employees and others who are selected by the committee. Under the amended and restated plan, the maximum number of shares of stock for which options or SARs may be awarded to any participant in any year, and the maximum number of shares of stock deliverable to any participant under other awards for any year, is in each case 4,000,000. The limit on shares available under the plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. The amended and restated plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction.

Director Compensation

        We have established an annual compensation arrangement with David Pulver, Paul Fulton, John R. Welch and Thomas Whiddon, under which each receives annually approximately $30,000 for serving as a director. We also have established arrangements to compensate Messrs. Pulver, Fulton and Whiddon for their participation in audit committee meetings, with each director receiving $1,000 for each audit committee meeting convening in conjunction with a board meeting and $2,500 for each audit committee meeting convening separately from a board meeting. In fiscal 2002, Mr. Pulver received $9,000 in connection with these participation arrangements. In special circumstances, we ask our directors to participate in additional meetings throughout the year. In fiscal 2002, Mr. Pulver and Mr. Fulton each received $1,000 for their contributions at a special strategy meeting. We pay no additional remuneration to Mr. Rowan or to executives of Berkshire Partners LLC for serving as directors. There are no family relationships among any of the directors or executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In January 2000, we issued a loan to Frederick J. Rowan, II, our Chairman, President and Chief Executive Officer, in the amount of $4.3 million, the proceeds of which were partially used by Mr. Rowan to repay a previous loan from us in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. As amended, the $4.3 million loan is payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. In December 2002, Mr. Rowan made a voluntary payment of $1.5 million on this obligation. The loan may become due, at our option, if Mr. Rowan is no longer our employee, if we close a public offering of our equity securities, including this offering, upon a change in voting control of Carter's, or upon other customary events of default. We do not currently plan to exercise this option to accelerate Mr. Rowan's loan, however, the loan may be accelerated at the discretion of our board of directors. The loan is collateralized by his equity in Carter's. The loan bears interest at the average rate payable by us under the revolving loan facility which averaged 3.6% during the second quarter of 2003. The loan is prepayable with proceeds of any disposition of Mr. Rowan's stock in Carter's. The highest outstanding balance under Mr. Rowan's loan during fiscal 2002 was $5.3 million. As of July 5, 2003, $3.3 million remained outstanding under this loan.

        In connection with the Acquisition, we entered into a management agreement with Berkshire Partners LLC. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million for four years commencing on the first anniversary of the Acquisition. We pay this fee quarterly in advance. To date, we have paid Berkshire Partners $2.3 million under this agreement. In connection with this offering, we and Berkshire Partners have agreed to terminate our future obligations under this agreement. We have agreed to pay Berkshire Partners $618,000, representing the accrued but unpaid portion of its fees, and an additional $2.6 million to terminate the remaining obligation. In addition, upon consummation of the Acquisition, we paid Berkshire Partners an acquisition fee of $2.0 million.

        In connection with the Acquisition, we entered into a stockholders agreement with each of our stockholders that provides for restrictions and rights related to the transfer, sale or purchase of our stock and agreements related to the voting of shares of our stock, including the nomination of the nominees of investment funds affiliated with Berkshire Partners to serve on our board of directors. These restrictions and rights will terminate upon consummation of this offering. The stockholders agreement also provides investment funds affiliated with Berkshire Partners the right to require us to file two registration statements covering the public offering of our common stock owned by it at any time more than six months after this offering.

        On May 15, 2002, Paul Fulton purchased 81,235 shares of our common stock for aggregate consideration of $500,000.

        On April 5, 2002, David Pulver purchased 81,235 shares of our common stock for aggregate consideration of $500,000.

        On May 31, 2003, John R. Welch purchased 10,121 shares of our common stock for aggregate consideration of $100,000.

        On September 11, 2003, Thomas Whiddon purchased 35,855 shares of our common stock for aggregate consideration of $500,000.

PRINCIPAL AND SELLING STOCKHOLDERS

        We have a single class of capital stock outstanding. The following table sets forth, as of October 10, 2003, the number and percentage of shares of our common stock beneficially owned by (i) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each named executive officer, (iv) all our directors and executive officers as a group and (v) each other stockholder selling shares in this offering. Unless otherwise indicated in a footnote, each person possesses sole voting and investment power with respect to the shares indicated as beneficially owned by such person. As used in the table, beneficial ownership has the meaning set forth in Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934. Unless indicated otherwise, the address for each individual or entity listed below is: The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering**
Name of Beneficial Owner			Shares to be Sold
	Shares	Percent		Shares	Percent
Berkshire Fund V, Limited Partnership(1)	20,330,465	90.0%	1,533,901	18,796,564	68.9%
Frederick J. Rowan, II(2)	1,314,360	5.5%		1,314,360	4.6%
Joseph Pacifico(3)	419,082	1.8%		419,082	1.5%
Charles E. Whetzel, Jr.(3)	419,082	1.8%		419,082	1.5%
David A. Brown(3)	419,082	1.8%		419,082	1.5%
Michael D. Casey(3)	181,094	*		181,094	*
Bradley M. Bloom(4)	—	—		—	—
Ross M. Jones(4)	—	—		—	—
David Pulver(5)	82,835	*		82,835	*
Paul Fulton(6)	82,835	*		82,835	*
John R. Welch(7)	10,121	*		10,121	*
Thomas Whiddon(8)	35,855	*		35,855	*
All directors and executive officers as a group(9)	2,964,346	12.3%		2,964,346	10.3%
Other Selling Stockholders
Squam Lake Investors V, L.P.	203,712	*	15,370	188,342	*
Sunapee Securities, Inc.	34,114	*	2,574	31,540	*
Waban Investors I, L.P.	5,848	*	441	5,407	*
RGIP, LLC	81,225	*	6,128	75,097	*
Bain & Company, Inc.	54,157	*	4,086	50,071	*

*
Indicates less than 1% of our common stock.

**
Assumes that the underwriters have not exercised their option to purchase additional shares.

(1)
Includes, prior to this offering, 12,933,161 shares of common stock held by Berkshire Fund V, Limited Partnership; 6,103,989 shares of common stock held by Berkshire Fund V Coinvestment Fund, Limited Partnership; and 1,293,315 shares of common stock held by Berkshire Investors LLC. Fifth Berkshire Associates LLC is the general partner of each of Berkshire Fund V, Limited Partnership and Berkshire Fund V Coinvestment Fund, Limited Partnership and has voting and investment power for each partnership. Fifth Berkshire Associates LLC, Berkshire Investors LLC and Berkshire Partners LLC, with whom we have had a management agreement, have the same managing members including Messrs. Bloom and Jones. The address of each of these entities is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, Massachusetts 02108.

(2)
Includes 1,247,751 shares subject to exercisable options, including options that will become exercisable during the 60 days after October 10, 2003.

(3)
Includes 77,938 shares subject to exercisable options, including options that will become exercisable during the 60 days after October 10, 2003.

(4)
Messrs. Bloom and Jones are Managing Directors of Berkshire Partners LLC. By virtue of their positions as managing members of each of Berkshire Investors LLC and Fifth Berkshire Associates LLC, the general partner of Berkshire Fund V, Limited Partnership and Berkshire Fund V Coinvestment Fund, Limited Partnership, Messrs. Bloom and Jones may be deemed to possess beneficial ownership of 20,330,465 shares of common stock beneficially owned by these entities, which represents 90.0% of our outstanding common stock. However, neither Mr. Bloom nor Mr. Jones, acting alone, has voting or investment power with respect to the shares beneficially owned by these entities.

(5)
Mr. Pulver is the sole stockholder of Cornerstone Capital, Inc., which is the record holder of the shares set forth next to Mr. Pulver's name above. The address for Cornerstone Capital, Inc. is 2711 Rhone Drive, Palm Beach Gardens, FL 33410. Includes 1,600 shares subject to exercisable options, including options that will become exercisable during the 60 days following October 10, 2003. Does not include shares which may be purchased by Mr. Pulver under the directed share program.

(6)
Mr. Fulton's address is c/o Bassett Furniture Industries, Inc., 380 Knollwood St., Suite 610, Winston-Salem, NC 27103. Includes 1,600 shares subject to exercisable options, including options that will become exercisable during the 60 days following October 10, 2003. Does not include shares which may be purchased by Mr. Fulton under the directed share program.

(7)
Mr. Welch's address is 32 Quason Lane, Harwichport, MA 02646. Does not include shares which may be purchased by Mr. Welch under the directed share program.

(8)
Mr. Whiddon's address is 8 Winston Drive, Belleair, FL 33756. Does not include shares which may be purchased by Mr. Whiddon under the directed share program.

(9)
Includes 1,562,703 shares subject to exercisable options, including options that will become exercisable during the 60 days following October 10, 2003.

DESCRIPTION OF OUR INDEBTEDNESS

Senior Credit Facility

        General.    In connection with the Acquisition, our operating subsidiary entered into a senior credit facility with Goldman Sachs Credit Partners L.P., as the lead arranger, Fleet National Bank, as the administrative agent, and other lenders.

        Effective July 29, 2003, our senior credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $75.0 million and allow for a maximum amount of commitments of $80.0 million, provide for a 75 basis point reduction in the applicable interest margin by prepaying our existing Tranche B term loan and replacing it with a new Tranche C term loan, reduce the amount of our mandatory loan prepayment requirement following the consummation of an initial public offering by us from a prepayment of 50% or 75% of excess cash flow to 25% or 50% of excess cash flow, depending on the applicable leverage ratio, and permit an aggregate dividend not to exceed $27.5 million to our equity holders and vested option holders. Additionally, our senior credit facility was amended to provide that, upon the consummation of an initial public offering by us, we are permitted to repurchase up to $61.3 million principal amount of our senior subordinated notes (plus any prepayment fees) with proceeds from this equity offering and settle our obligations of up to $3.6 million under the management agreement with Berkshire Partners. These payments may be made prior to using 50% of any of the net proceeds of such an equity offering to prepay borrowings as required by our senior credit facility. Following the consummation of an initial public offering, we will also be permitted to repurchase up to an additional $15.0 million of our senior subordinated notes.

        As of July 5, 2003, after giving effect to this offering, the amendment described above and our intended use of proceeds, there was approximately $118.0 million (excluding amounts under outstanding letters of credit) of outstanding indebtedness under the senior credit facility and approximately $66.3 million of unused commitment under the revolving loan facility for working capital and other corporate purposes. The senior credit facility, as amended includes:

    •
    a $118.0 million term loan and

    •
    a $75.0 million revolving loan facility.

        Interest Rates.    Amounts outstanding under the senior credit facility, as amended, accrue interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan ranges from 2.25% to 2.75% for Eurodollar rate loans and from 1.25% to 1.75% for base rate loans. The applicable interest margin for the revolving loan facility ranges from 2% to 3% for Eurodollar rate loans and from 1% to 2% for base rate loans. Since March 31, 2002, the applicable interest margins for the term loan and the revolving loan facility has been subject to quarterly reduction based on our achievement of performance targets. The interest rate otherwise payable under the senior credit facility will increase by 2% per annum during the continuance of a payment default.

        Maturity.    Principal borrowings under the term loan are due and payable in quarterly installments. The quarterly payments due before December 2007 are nominal amounts. The final balance will be due in September 2008. The revolving loan facility is available until August 2006.

        Mandatory and Optional Prepayments.    We are required to prepay the facilities under the senior credit facility in an amount equal to:

    •
    100% of the net cash proceeds from asset sales by us, subject to certain baskets and reinvestment provisions;

    •
    100% of the net cash insurance proceeds for any property or asset losses suffered by us, subject to certain baskets and reinvestment provisions;

    •
    50% of the net cash proceeds from our issuance of equity following the redemption of up to $61.3 million in principal amount of our outstanding senior subordinated notes (plus any prepayment fees) and settlement of up to $3.6 million under the management agreement with Berkshire Partners, excluding, among other things, proceeds from any issuance of equity that arise in connection with employee stock plans or are invested in connection with a permitted acquisition; and

    •
    50% or 25% of excess cash flow, depending on the applicable leverage ratio, as both terms are defined in the senior credit facility, as amended.

        The lenders will apply such prepayments first to the term loan and, second, to repay and reduce permanently the revolving credit commitments. Subject to certain conditions, we may make optional prepayments of loans without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

        Security and Guarantees.    The senior credit facility is secured by a first priority security interest in substantially all of our personal property and some of our real property and a pledge of all the issued and outstanding stock issued by our operating subsidiary and its domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. We and all of our present and future domestic subsidiaries guarantee all of our operating subsidiary's obligations under the senior credit facility.

        Covenants.    The senior credit facility, as amended, contains covenants which, subject to certain baskets, limit:

    •
    the incurrence of additional indebtedness;

    •
    mergers, acquisitions and sales of assets;

    •
    the incurrence of liens or other encumbrances, guarantees or pledges;

    •
    the payment of dividends and repurchases of common stock;

    •
    prepayments of equity and subordinated debt instruments, including the senior subordinated notes in excess of $15.0 million;

    •
    investments; and

    •
    certain transactions with affiliates.

        The senior credit facility, as amended, requires our operating subsidiaries to meet financial tests, including:

    •
    maximum leverage;

    •
    minimum interest coverage;

    •
    maximum capital expenditures; and

    •
    minimum fixed charge coverage.

        Events of Default.    The senior credit facility, as amended, contains customary events of default, including:

    •
    payment defaults;

    •
    breaches of representations and warranties;

    •
    covenant defaults;

    •
    cross-defaults to certain other debt;

    •
    events of bankruptcy and insolvency;

    •
    judgment defaults;

    •
    invalidity of any guarantee or impairment of any security interests supporting the senior credit facility, as amended; and

    •
    a change in our control, as defined in the senior credit facility.

        Fees and Expenses.    We paid and have future obligations to pay the administrative agent for the lenders an agent's fee in an amount agreed upon by us and the administrative agent. We paid and have future obligations to pay the lenders a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving loan facility. We also paid and have future obligations to pay each issuing bank of any letter of credit a fronting fee in an amount agreed upon by us and the issuing bank.

        Waiver and Modification.    The terms of the senior credit facility may be waived or modified upon approval by us and the required percentage of the lenders and without consent of the note holders.

Senior Subordinated Notes

        General.    In connection with the Acquisition, our operating subsidiary issued $175.0 million in principal amount of 10.875% senior subordinated notes due 2011. The interest payment dates on the senior subordinated notes are February 15 and August 15 of each year. The senior subordinated notes mature on August 15, 2011.

        Guarantors.    The senior subordinated notes are guaranteed by some of the current and future subsidiaries of our operating subsidiary. If payments cannot be made on the senior subordinated notes when they are due, the guarantors must make them instead. These guarantees are unconditional, joint and several.

        Ranking.    The senior subordinated notes and the subsidiary guarantees are senior subordinated debt. They rank behind all of the current and future senior indebtedness of our operating subsidiary and the guarantors, and they rank equally with all of the future senior subordinated indebtedness of our operating subsidiary and the guarantors.

        Optional Redemption.    We can redeem the senior subordinated notes, in whole or in part, at any time beginning August 15, 2006 at specified redemption prices. Prior to August 15, 2004, we can redeem up to 35% of the principal amount of the senior subordinated notes with the proceeds of an equity offering by us at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

        Offer to Repurchase.    If our operating subsidiary sells assets under specified circumstances or experiences some specific kinds of changes of control, we must offer to repurchase the senior subordinated notes at specified repurchase prices.

        Covenants.    The indenture governing the senior subordinated notes restricts our operating subsidiary's ability and the ability of some of our other subsidiaries to:

    •
    borrow money;

    •
    pay dividends on stock or repurchase stock;

    •
    make investments;

    •
    distribute proceeds from asset sales;

    •
    sell certain assets or merge with or into other companies;

    •
    engage in certain transactions with affiliates; and

    •
    incur liens.

        Events of Default.    The indenture contains customary events of default, including:

    •
    payment defaults;

    •
    covenant defaults;

    •
    cross-defaults to certain other debt;

    •
    judgment defaults; and

    •
    events of bankruptcy and insolvency.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, the total amount of our authorized capital stock will consist of 40,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of October 10, 2003, we had outstanding 22,594,735 shares of common stock and no shares of preferred stock.

        Immediately after giving effect to this offering, we will have 27,282,235 shares of common stock (or 27,985,360 shares if the underwriters' option to purchase additional shares is exercised in full). As of October 10, 2003, we had 30 stockholders of record with respect to our common stock and outstanding options to purchase 3,838,433 shares of our common stock, of which 1,709,129 were currently exercisable. The following summary of provisions of our capital stock describes all material provisions of our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law. For a description of our equity compensation plans, please see Note 8 to our audited consolidated financial statements provided elsewhere in this prospectus.

Common Stock

        The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with this offering will be, validly issued, fully paid and nonassessable. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

        We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol "CRI."

        There is currently no established public trading market for our common stock.

Preferred Stock

        Our board of directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

Registration Rights

        In connection with the Acquisition, we entered into a stockholders agreement with each of our stockholders that provides for restrictions and rights related to the transfer, sale or purchase of our stock and agreements related to the voting of shares of our stock including the nomination of the nominees of investment funds affiliated with Berkshire Partners LLC to serve on our board of directors. These restrictions and rights will terminate upon consummation of this offering. The stockholders agreement also provides the investment funds affiliated with Berkshire Partners LLC the right to require us to file a registration statement on up to two occasions covering the public offering of our common stock owned by it at any time more than six months after this offering. Our shareholders prior to this offering will also have the right to include all or a portion of their shares in any subsequent registered offering by Carter's or investment funds affiliated with Berkshire Partners LLC.

Indemnification of Directors and Officers and Limitation on Liability

        Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision will not prevent our stockholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws. We also plan to obtain director and officer liability insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

        Our certificate of incorporation also requires us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to a few very limited exceptions where indemnification is not permitted by applicable law. Our certificate of incorporation also requires us to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law. These rights are not exclusive.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of 27,282,235 shares of our common stock, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The other remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 272,822 shares immediately after this offering assuming that the underwriters do not exercise any portion of their option to purchase additional shares and that no stock options are exercised; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

        The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

        No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors.

        Investment funds affiliated with Berkshire Partners LLC has the right to require us to file two registration statements covering the public offering of its common stock at any time more than six months after this offering. See "Certain Relationships and Related Party Transactions."

Lock-up Agreements

        We, our executive officers, directors, all of our existing stockholders and option holders have agreed not to offer, sell, contract to sell, hedge or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co., except for the shares of common stock to be issued in connection with this offering, permitted sales of shares acquired in the open market following the completion of this offering and other limited exceptions. Goldman, Sachs & Co. has advised us that it has no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

        All participants in the directed share program described under "Underwriting" have also agreed to similar restrictions on their ability to sell their common stock, except with our prior written consent and other limited exceptions.

2003 Equity Incentive Plan

        We intend to file a registration statement under the Securities Act covering all shares of common stock reserved for issuance under our 2003 Equity Incentive Plan. This registration statement is expected to be filed as soon as practicable after the effective date of this offering.

        As of October 10, 2003, there were options to purchase 3,838,433 shares outstanding under our 2003 Equity Incentive Plan. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

UNDERWRITING

        Carter's, the selling stockholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Banc of America Securities LLC
Credit Suisse First Boston LLC
Morgan Stanley & Co. Incorporated

Total	6,250,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 937,500 shares from Carter's and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 937,500 additional shares.

Paid by Carter's

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        The underwriters expect to deliver the shares against payment in New York, New York on                    , 2003. Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                    per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                    per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the initial public offering price and the other selling terms.

        Carter's currently anticipates that it will undertake a directed share program pursuant to which it will direct the underwriters to reserve up to 312,500 shares of common stock for sale at the initial public offering price to its directors (other than Mr. Jones and Mr. Bloom), officers and employees through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

        Carter's, its executive officers and directors and all its existing stockholders and option holders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and other limited exceptions. All participants in the directed share program have also agreed to similar restrictions on their ability to sell their common stock, except with our prior written consent and other limited exceptions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Carter's historical performance, estimates of the business potential and earnings prospects of Carter's, an assessment of Carter's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Carter's has applied for the listing of the common stock on the New York Stock Exchange under the symbol "CRI." In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Carter's or the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares from Carter's or the selling stockholders. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Carter's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of the underwriters and may also be made available on the websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to the underwriters that may make Internet distributions on the same basis as other allocations.

        Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the common stock will not offer or sell any common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain ("FSMA") with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which section 21(1) of the FSMA does not apply to Carter's.

        The common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

        The common stock has not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any common stock in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

        No offer to sell the common stock has been or will be made in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the common stock in Hong Kong other than with respect to the common stock intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the common stock to the public in Singapore.

        This prospectus has not been, and will not be, lodged with the Australian Securities and Investments Commission ("ASIC") as a disclosure document for the purpose of the Australian Corporations Act 2001 (Cwlth) (the "Corporations Act"). The common stock may not be offered for sale (or transferred, assigned or otherwise alienated) to investors in Australia for 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or unless a compliant disclosure document is prepared and lodged with ASIC.

        Carter's and the selling stockholders estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,274,303, which amount will be paid by Carter's.

        Carter's and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to misstatements and omissions, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, including investment banking and commercial banking transactions, and perform services for, Carter's and its affiliates in the ordinary course of business. In addition, an affiliate of Goldman, Sachs & Co. is the lead arranger, syndication agent and a lender under Carter's senior credit facility.

VALIDITY OF COMMON STOCK

        The validity of shares of our common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Some partners of Ropes & Gray LLP are members in RGIP, LLC, which owns 81,225 shares of our common stock and is selling some of its shares in this offering. RGIP, LLC is also an investor in Berkshire Fund V, Limited Partnership.

EXPERTS

        The consolidated financial statements as of December 28, 2002 (Successor) and December 29, 2001 (Successor) and for the year ended December 28, 2002 (Successor), for the periods August 15, 2001 through December 29, 2001 (Successor) and from December 31, 2000 through August 14, 2001 (Predecessor) and for the year ended December 30, 2000 (Predecessor) included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission with respect to the issuance of our common stock. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Parts of this registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and our common stock, we refer you to the registration statement.

        Carter's, Inc. currently does not file reports with the Securities and Exchange Commission. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the Securities and Exchange Commission's website at www.sec.gov.

CARTER'S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:
Report of Independent Auditors	F-2
Consolidated Balance Sheets at December 28, 2002 (Successor) and December 29, 2001 (Successor)	F-3
Consolidated Statements of Operations for the fiscal year ended December 28, 2002 (Successor), for the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor) and for the fiscal year ended December 30, 2000 (Predecessor)	F-4
Consolidated Statements of Cash Flows for the fiscal year ended December 28, 2002 (Successor), for the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor) and for the fiscal year ended December 30, 2000 (Predecessor)	F-5
Consolidated Statements of Changes in Stockholders' Equity for the fiscal year ended December 28, 2002 (Successor), the periods August 15, 2001 through December 29, 2001 (Successor) and December 31, 2000 through August 14, 2001 (Predecessor) and for the fiscal year ended December 30, 2000 (Predecessor)	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of July 5, 2003 (Unaudited) (Successor) and December 28, 2002 (Successor)	F-37
Unaudited Condensed Consolidated Statements of Operations for the six-month periods ended July 5, 2003 (Successor) and June 29, 2002 (Successor)	F-38
Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended July 5, 2003 (Successor) and June 29, 2002 (Successor)	F-39
Notes to Unaudited Condensed Consolidated Financial Statements	F-40

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Carter Holdings, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the consolidated financial position of Carter Holdings, Inc. and its subsidiaries (the "Company") at December 28, 2002 ("Successor," as defined in Note 1) and December 29, 2001 (Successor), and the consolidated results of their operations and their cash flows for the year ended December 28, 2002 (Successor) for the periods from August 15, 2001 through December 29, 2001 (Successor) and from December 31, 2000 through August 14, 2001 ("Predecessor," as defined in Note 1), and for the year ended December 30, 2000 (Predecessor), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As explained in Note 1 to the consolidated financial statements, controlling ownership of the Company was acquired in a purchase transaction as of August 15, 2001. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair value at August 15, 2001. Accordingly, the financial statements of the Successor are not comparable to those of the Predecessor.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in fiscal 2001 and 2002.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition in fiscal 2000.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 19, 2003, except for Note 2 as to which the date is August 19, 2003 and Note 1 as to which the date is September 30, 2003

CARTER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	Successor, at
	December 28, 2002	December 29, 2001
ASSETS
Current assets:
Cash and cash equivalents	$35,562	$24,692
Accounts receivable, net of allowance for doubtful accounts of $1,880 in 2002 and $1,673 in 2001	53,600	35,386
Inventories, net	105,700	89,069
Prepaid expenses and other current assets	4,203	5,585
Assets held for sale	700	875
Deferred income taxes	10,021	9,371

Total current assets	209,786	164,978
Property, plant and equipment, net	50,476	46,503
Assets held for sale	—	600
Tradename	220,233	220,233
Cost in excess of fair value of net assets acquired	139,282	139,472
Licensing agreements, net of accumulated amortization of $6,875 in 2002 and $1,875 in 2001	8,125	13,125
Deferred debt issuance costs, net	11,248	12,879
Other assets	4,199	6,372

Total assets	$643,349	$604,162

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$6,346	$1,250
Accounts payable	34,669	18,765
Other current liabilities	37,686	33,815

Total current liabilities	78,701	53,830
Long-term debt	291,276	297,492
Deferred income taxes	83,873	84,375
Other long-term liabilities	10,140	10,127

Total liabilities	463,990	445,824

Commitments and contingencies
Stockholders' equity:
Preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at December 28, 2002 and December 29, 2001	—	—
Common stock, voting; par value $.01 per share; 32,000,000 shares authorized; 22,548,760 shares issued and outstanding at December 28, 2002; 22,332,136 shares issued and outstanding at December 29, 2001	225	223
Additional paid-in capital	147,043	145,277
Retained earnings	32,091	12,838

Total stockholders' equity	179,359	158,338

Total liabilities and stockholders' equity	$643,349	$604,162

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Net sales	$579,547	$235,780	$282,727	$463,375
Cost of goods sold	352,151	149,352	182,863	293,340

Gross profit	227,396	86,428	99,864	170,035
Selling, general and administrative expenses	174,110	57,987	88,895	135,322
Acquisition-related charges	—	—	11,289	—
Writedown of long-lived assets	150	—	3,156	—
Plant closure costs	—	(268)	1,116	—
Deferred charge write-off	923	—	—	—
Royalty income	(8,352)	(2,624)	(4,993)	(5,808)

Operating income	60,565	31,333	401	40,521
Interest income	(347)	(207)	(73)	(303)
Loss on extinguishment of debt	—	—	12,525	—
Interest expense	28,648	11,307	11,803	18,982

Income (loss) before income taxes and cumulative effect of change in accounting principle	32,264	20,233	(23,854)	21,842
Provision for (benefit from) income taxes	13,011	7,395	(6,857)	8,835

Income (loss) before cumulative effect of change in accounting principle	19,253	12,838	(16,997)	13,007
Cumulative effect of change in accounting principle, net of income tax benefit of $217	—	—	—	354

Net income (loss)	$19,253	$12,838	$(16,997)	$12,653

Pro forma amounts assuming the accounting change is applied retroactively:
Net income (loss)	$19,253	$12,838	$(16,997)	$13,007

Basic net income (loss) per common share	$0.86	$0.57	$(0.44)	$0.33
Diluted net income (loss) per common share	$0.82	$0.56	$(0.44)	$0.33
Basic weighted average number of shares outstanding	22,453,088	22,332,136	38,752,744	38,759,508
Diluted weighted average number of shares outstanding	23,544,900	23,086,845	38,752,744	38,759,508

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Cash flows from operating activities:
Net income (loss)	$19,253	$12,838	$(16,997)	$12,653
Loss on extinguishment of debt	—	—	12,525	—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	18,693	6,918	12,245	17,520
Amortization of debt issuance costs	1,631	593	1,010	1,601
Amortization of debt discount	130	49	—	—
Non-cash stock compensation expense	768	—	60	60
(Payment of) provision for Acquisition-related charges	—	(11,289)	11,289	—
Plant closure costs	—	(268)	1,116	—
Writedown of long-lived assets	150	—	3,156	—
Gain on disposal of assets	(9)	(38)	—	(21)
Deferred tax (benefit) provision	(1,264)	2,911	(7,112)	248
Effect of changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(18,132)	4,184	(5,782)	617
(Increase) decrease in inventories	(16,631)	21,150	(13,253)	(12,799)
Decrease (increase) in prepaid expenses and other assets	2,055	(3,000)	1,807	(1,129)
Increase (decrease) in accounts payable and other liabilities	20,660	(2,935)	104	5,447

Net cash provided by operating activities	27,304	31,113	168	24,197

Cash flows from investing activities:
Capital expenditures	(18,009)	(9,556)	(9,480)	(17,179)
Proceeds from sale of property, plant and equipment	331	218	10	252
Proceeds from assets held for sale	624	—	204	546
Payment of buyer's Acquisition costs	—	(3,885)	—	—
Payment to sellers for the Acquisition	—	(234,236)	—	—
Issuance of loan	—	—	—	(4,336)
Collections on loan	1,500	—	—	1,500

Net cash used in investing activities	(15,554)	(247,459)	(9,266)	(19,217)

Cash flows from financing activities:
Proceeds from Predecessor revolving line of credit	—	—	53,500	62,900
Payments of Predecessor revolving line of credit	—	(12,900)	(40,600)	(62,900)
Proceeds from Successor revolving line of credit	—	35,350	—	—
Payments of Successor revolving line of credit	—	(35,350)	—	—
Proceeds from Successor term loan	—	125,000	—	—
Payments of Successor term loan	(1,250)	—	—	—
Payments of Predecessor term loan	—	(38,700)	(2,700)	(900)
Proceeds from issuance of Successor 10.875% Senior Subordinated Notes	—	173,693	—	—
Payment of Predecessor 10 3/8% Senior Subordinated Notes	—	(100,000)	—	—
Payment of Predecessor 12% Senior Subordinated Notes	—	(20,000)	—	—
Proceeds from issuance of common stock	—	127,220	—	—
Proceeds from sale of common stock	1,000	—	—	—
Payments of capital lease obligations	(630)	(328)	(642)	(925)
Repurchase of capital stock	—	—	(60)	(70)
Payments of Successor debt issuance costs	—	(13,471)	—	—
Other	—	—	(3,573)	(2,803)

Net cash (used in) provided by financing activities	(880)	240,514	5,925	(4,698)

Net increase (decrease) in cash and cash equivalents	10,870	24,168	(3,173)	282
Cash and cash equivalents at beginning of period	24,692	524	3,697	3,415

Cash and cash equivalents at end of period	$35,562	$24,692	$524	$3,697

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common stock	Class A stock	Class C stock	Class C Treasury stock	Class D stock	Additional paid-in capital	Retained earnings (accumulated deficit)
Predecessor:
Balance at January 1, 2000	$—	$8	$2	$(1,860)	$—	$59,990	$(1,187)
Issuance of Class C Treasury Stock (40,000 shares)				60
Purchase of Class C Treasury Stock (46,760 shares)				(70)
Net income							12,653

Balance at December 30, 2000	—	8	2	(1,870)	—	59,990	11,466
Issuance of Class C Treasury Stock (40,000 shares)				60
Purchase of Class C Treasury Stock (40,000 shares)				(60)
Net loss							(16,997)

Balance at August 14, 2001	$—	$8	$2	$(1,870)	$—	$59,990	$(5,531)

Successor:
Balance at August 15, 2001	$223					$145,277	$—
Net income							12,838

Balance at December 29, 2001	223					145,277	12,838
Sales and issuances of common stock (216,624 shares)	2					1,751
Stock compensation on stock options						15
Net income							19,253

Balance at December 28, 2002	$225					$147,043	$32,091

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

        On September 30, 2003, Carter Holdings, Inc., a Massachusetts corporation re-incorporated in Delaware and changed its name by forming and subsequently merging with and into its new wholly-owned Delaware subsidiary. The surviving company is named Carter's, Inc. ("Carter's").

        In connection with the re-incorporation, Carter's effected a 4-for-1 split of its common stock. As a result, the common stock share and per share data for all periods presented have been adjusted to reflect this stock split.

        Carter's is a holding company whose primary asset consists of an investment in 100% of the outstanding capital stock of The William Carter Company ("TWCC") (all together "we," "us" and "our"). On July 12, 2001, a special purpose entity formed by Berkshire Partners LLC and affiliates ("Berkshire Partners") entered into a stock purchase agreement with Carter's and all of Carter's stockholders to acquire substantially all of the stock of Carter's except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings (both the revolving loan facility and term loan are part of a $185.0 million new senior credit facility entered into by us); $173.7 million of borrowings under a new senior subordinated loan facility (issued by TWCC in connection with an August 15, 2001 private placement); and $145.5 million of capital invested by affiliates of Berkshire Partners and other investors, which includes rollover equity by our management of $18.3 million.

        The proceeds of the Acquisition and financing were used to purchase our existing equity ($252.5 million), pay for selling stockholders transaction expenses ($19.1 million), pay for buyers' transaction expenses ($4.0 million), pay debt issuance costs ($13.4 million) and to retire all outstanding balances on Carter's and TWCC's previously outstanding long-term debt including accrued interest thereon ($174.8 million). In addition, $4.4 million of proceeds were held as cash for temporary working capital purposes.

        For purposes of identification and description, we are referred to as the "Predecessor" for the period prior to the Acquisition, the "Successor" for the period subsequent to the Acquisition and "we" or "us" for both periods.

        The Acquisition was accounted for as a purchase. The purchase price for the Acquisition, including related fees and expenses, was allocated to our tangible and identifiable intangible assets and liabilities based upon their estimated fair values with the remainder allocated to goodwill.

        A summary of the total purchase price is as follows ($000):

Total purchase price	$468,193

Allocated to:
Cash and cash equivalents	$7,333
Accounts receivable, net	39,570
Inventories, net	110,219
Prepaid expenses and other current assets	3,525
Property, plant and equipment	42,569
Assets held for sale	991
Licensing agreements	15,000
Tradename	220,233
Cost in excess of fair value of net assets acquired	139,282
Deferred debt issuance costs	13,427
Other assets	5,432
Accounts payable	(18,340)
Other current liabilities	(25,313)
Closure and exit liabilities	(2,680)
Other long-term liabilities	(10,850)
Net deferred tax liabilities	(72,205)

$468,193

        As a result of the above, our initial capitalization as of the Acquisition date consisted of ($000):

Borrowings on new revolving loan facility	$24,000
Borrowings on new term loan	125,000
Borrowings under new senior subordinated notes	173,693
Common stock	223
Additional paid-in capital	145,277

Total capitalization	$468,193

        The Acquisition-related charges in the Predecessor period December 31, 2000 through August 14, 2001 reflect special compensation of $4.5 million paid to management at the closing of the Acquisition and $6.8 million for sellers' transaction costs and fees.

        Debt extinguishment charges in the Predecessor period December 31, 2000 through August 14, 2001 reflect the write-off of deferred debt issuance costs of approximately $4,712,000, and a debt prepayment penalty of approximately $7,813,000. In the first quarter of 2003, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB statements No. 4, 44, and 64, Amendment of FASB statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds Financial Accounting Standards Board ("FASB") Statement No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. Accordingly, certain charges related to the extinguishment of debt during the Predecessor period from December 31, 2000 through August 14, 2001 have been reclassified to conform with the provisions of SFAS 145.

        The following unaudited pro forma operating data presents the results of operations for the fiscal year ended December 29, 2001 as if the Acquisition had occurred on December 31, 2000, with financing obtained as described above and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on December 31, 2000, or of future results of operations ($000):

Pro forma for the year ended December 29, 2001
Net sales	$518,507
Operating income	$18,435
Interest expense, net	$30,442
Net loss	$(9,018)

        Included in the pro forma results shown above are the Predecessor's Acquisition-related charges of $4.5 million in special compensation paid to management at the closing of the Acquisition, $6.8 million for sellers' transaction costs and a charge of $12.5 million related to the Predecessor's write-off of deferred debt issuance costs and debt redemption premiums in connection with the Acquisition. Also included is a one-time $4.5 million charge to cost of sales related to the opening balance sheet step-up to inventory value. In addition, included in the pro forma results shown above are approximately $3.1 million related to the write down of long-lived assets and $848,000 related to other plant closure costs, which were unrelated to the Acquisition.

        On October 30, 1996, Carter's was organized on behalf of affiliates of Investcorp S.A. ("Investcorp"), management and certain other investors to acquire 100% of TWCC's previously outstanding common and preferred stock ("the 1996 acquisition") from MBL Life Assurance Corporation, CHC Charitable Irrevocable Trust and certain management stockholders for a total financed purchased price of $226.1 million. The 1996 acquisition was also accounted for by the purchase method. Accordingly, our assets and liabilities were adjusted at the 1996 acquisition date to reflect the allocation of that purchase price based on estimated fair values.

NOTE 2—NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        TWCC designs, sources, manufactures and markets premier branded childrenswear under the Carter's, Carter's Classics and Tykes labels. TWCC's products are sourced internationally through production at company-based sewing facilities in Costa Rica and Mexico and through contractual arrangements with numerous manufacturers throughout the world. TWCC's sewing operation in the Dominican Republic and the remaining domestic manufacturing operations located in the southern United States were closed in the fourth quarter of fiscal 2001. Products are manufactured for wholesale distribution to major domestic retailers and for TWCC's 156 retail stores that market Carter's brand name merchandise and certain products manufactured by other companies.

RECLASSIFICATIONS:

        Certain prior year amounts have been reclassified for comparative purposes.

PRINCIPLES OF CONSOLIDATION:

        The consolidated financial statements include the accounts of Carter's and those of TWCC and TWCC's wholly-owned subsidiaries. The international subsidiaries represented 100% of our sewing production for fiscal year 2002 and approximately 96% and 85% for fiscal years 2001 and 2000. Total net assets (primarily property, plant, equipment and inventory) at our international subsidiaries were approximately $9.1 million at December 28, 2002 and $10.2 million at December 29, 2001. All intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR:

        Our fiscal year ends on the Saturday in December or January nearest the last day of December. The accompanying consolidated financial statements reflect our financial position as of December 28, 2002 and December 29, 2001, and results of operations for the Successor fiscal year ended December 28, 2002, the Successor period August 15, 2001 through December 29, 2001, the Predecessor period December 31, 2000 through August 14, 2001 and the Predecessor fiscal year ended December 30, 2000. The Successor fiscal year ended December 28, 2002 (fiscal 2002), fiscal 2001 Successor and Predecessor periods, collectively (fiscal 2001), as well as the Predecessor fiscal year ended December 30, 2000 (fiscal 2000) each contain 52 weeks.

CASH AND CASH EQUIVALENTS:

        We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents. We had cash deposits, in excess of deposit insurance limits, in three banks at December 28, 2002 and five banks at December 29, 2001.

ACCOUNTS RECEIVABLE:

        Approximately 89% of our gross accounts receivable at December 28, 2002 and 84% at December 29, 2001 were from our ten largest wholesale customers, primarily major retailers. Of these customers, three have individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 20%) at December 28, 2002 and December 29, 2001. Sales to these customers represent comparable percentages to total wholesale revenues. In 2002, Kohl's accounted for approximately 10.1% of our consolidated net sales, while no other wholesale customer accounted for more than 10.0% of our consolidated net sales.

INVENTORIES:

        Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventories and retail method for retail inventories) or market.

PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. When fixed assets are sold or otherwise disposed, the accounts are relieved of the original costs of the assets, and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings—15 to 26 years and machinery and equipment—3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or related lease term. We capitalize the cost of our fixtures designed and purchased for use at major wholesale accounts. The cost of these fixtures is amortized over a three-year period.

GOODWILL AND OTHER INTANGIBILE ASSETS:

        Cost in excess of fair value of net assets acquired ("goodwill") represents the excess of the cost of the Acquisition (or the 1996 acquisition) over the fair value of the net assets acquired.

        Prior to the Acquisition, our tradename and goodwill arising from the 1996 acquisition were being amortized on a straight-line basis over estimated lives of 40 years. However, in connection with the 2001 Acquisition, we adopted the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141"), and applied the required provisions of SFAS 142, "Goodwill and other Intangible Assets" ("SFAS 142"). Accordingly, our tradename and goodwill are now deemed to have indefinite lives and are no longer being amortized in the Successor periods. Our licensing agreements, however, recognized in the allocation of the Acquisition purchase price, are being amortized over the average three-year life of such agreements, as it was determined that these agreements have finite lives. Amortization expense on our licensing agreements was $5.0 million in fiscal 2002 and $1.9 million in the period from August 15, 2001 to December 29, 2001 and is expected to be $5.0 million for fiscal 2003 and $3.1 million for fiscal 2004.

        The calculation of reported net income (loss) adjusted for goodwill and tradename amortization expense, net of taxes is shown below ($000):

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Reported net income (loss)	$19,253	$12,838	$(16,997)	$12,653
Adjustments:
Amortization expense of goodwill	—	—	484	739
Amortization expense of tradename, net of tax benefit of $597 and $1,000	—	—	978	1,500

Adjusted net income (loss)	$19,253	$12,838	$(15,535)	$14,892

Basic net income (loss) per common share	$0.86	$0.57	$(0.44)	$0.33
Basic adjusted net income (loss) per common share	$0.86	$0.57	$(0.40)	$0.38
Diluted net income (loss) per common share	$0.82	$0.56	$(0.44)	$0.33
Diluted adjusted net income (loss) per common share	$0.82	$0.56	$(0.40)	$0.38

        We adopted the remaining provisions of SFAS 142 as of the beginning of fiscal 2002. In accordance with this statement, we identified our reporting units, and have completed the required assessments for impairment of goodwill (by comparing the fair values of our reporting units to their respective carrying values, including allocated goodwill) and our tradename and found that there was no impairment of either asset either at the initial adoption date or at the most recent assessment performed as of December 28, 2002.

        We are required to measure our goodwill and tradename for impairment on at least an annual basis or if events or changes in circumstances so dictate.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS:

        We review other long-lived assets, including property, plant and equipment and licensing agreements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. The amount of any resulting impairment will be calculated by comparing the carrying value to fair value, which may be estimated using the present value of the same cash flows. Long-lived assets that meet the definition of held for sale are valued at the lower of carrying amount or fair value, less costs to sell.

DEFERRED DEBT ISSUANCE COSTS:

        Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the lives of the related debt. Amortization approximated $1,631,000 for the Successor year ended December 28, 2002, $593,000 for the Successor period from August 15, 2001 through December 29, 2001, $1,010,000 for the Predecessor period from December 31, 2000 through August 14, 2001 and $1,601,000 for the Predecessor year ended December 30, 2000.

REVENUE RECOGNITION:

        Revenues consist of sales to customers, net of returns and markdowns. The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") in December 1999. SAB 101 summarizes certain SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. We adopted the provisions of SAB 101 in the fourth quarter of fiscal 2000. Accordingly, we revised our method of accounting for revenue recognition retroactive to the beginning of fiscal 2000. Previously, we had recognized revenue at the point of shipment for all wholesale customers. However, for certain shipments, although title has passed, we effectively retain the risks and rewards of ownership until the goods have reached the specified customer. Under the new accounting method, we now recognize revenue on wholesale sales at the point where both title has passed and all the risks and rewards of ownership have been transferred. Retail store revenues continue to be recognized at the point of sale, as the earnings process is then complete.

        The cumulative effect of the accounting change on prior years resulted in a charge to income of approximately $354,000 (net of income tax benefit of approximately $217,000), which is presented as a separate component of net income for fiscal 2000. The effect of the change on fiscal 2000 operating results was to decrease income before the cumulative effect of the accounting change by $160,000 (which is net of income tax benefit of $98,000).

        The pro forma amount presented on the accompanying consolidated statement of operations for fiscal 2000 was calculated assuming the accounting change was made retroactively to prior years.

        In November 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller" ("EITF 01-09"). EITF 01-09 outlines the presumption that consideration given by a vendor to a customer is to be treated as a reduction of revenue, unless certain conditions are met. Prior to 2002, we had accounted for accommodations and cooperative advertising allowances made to wholesale customers as selling expenses. We adopted EITF 01-09 as of the beginning of fiscal 2002 and classified these expenses as a reduction of revenue rather than as selling expenses. Accommodations and cooperative advertising of $8.5 million for the Successor period from August 15, 2001 through December 29, 2001, $5.0 million for the Predecessor period from December 31, 2000 through August 14, 2001 and $8.0 million for the Predecessor year ended December 30, 2000 have been reclassified to conform with the current periods' presentation. These reclassifications did not impact net income (loss).

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS:

        Shipping and handling costs include shipping supplies, related labor costs, third-party shipping costs and certain distribution overhead. Such costs are generally absorbed by us and are included in selling, general and administrative expenses. These costs amounted to approximately $19,514,000 for the Successor fiscal year 2002, $6,206,000 in the Successor period from August 15, 2001 through December 29, 2001, $10,344,000 in the Predecessor period from December 31, 2000 through August 14, 2001 and $14,289,000 for the Predecessor fiscal year 2000.

        With respect to the freight component of our shipping and handling costs, certain customers arrange for shipping and pay the related freight costs directly to third parties. However, in the event that we arrange and pay the freight for these customers and bill them for this service, such amounts billed would be included in revenue and the related cost would be charged to cost of goods sold. For fiscal years 2002, 2001 and 2000, no such arrangements or billings to customers occurred.

ROYALTIES AND LICENSE FEES:

        The Carter's and Carter's Classics names are licensed, and the Tykes name is sublicensed to other companies for use on baby and young children's products, including bedding, outerwear, shoes, socks, room décor, toys, stationery, strollers, hair accessories and related products. These royalties are recorded as earned, based upon the sales of licensed products by TWCC's licensees.

STOCK-BASED COMPENSATION ARRANGEMENTS:

        We account for stock-based compensation on stock options under the intrinsic value method, whereby we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock at the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value determined under the minimum value method as provided by SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For stock issued or sold outright to employees, directors or third parties, we measure expense as the difference between the price paid by the recipient and the fair market value of the stock on the date of issuance or sale. In the absence of a public market for our common stock, management and the board of directors estimate the market value of our common stock for all option grant and stock issuances using an approach that applies a multiple to adjusted EBITDA then subtracts net debt. For this purpose, the board of directors has used a measurement of adjusted EBITDA representing earnings before interest, income tax expense, depreciation and amortization, and also excluding Acquisition-related charges, writedowns of long-lived assets, plant closure costs and a deferred charge write-off. This measurement of adjusted EBITDA is not a measurement under generally accepted accounting principles.

INCOME TAXES:

        The accompanying financial statements reflect current and deferred tax provisions. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in our deferred tax assets and liabilities and the net change during the year in any valuation allowances.

SUPPLEMENTAL CASH FLOWS INFORMATION:

        Interest paid in cash approximated $26,886,000 for the Successor year ended December 28, 2002, $10,667,000 for the Successor period August 15, 2001 through December 29, 2001, $10,792,000 in the Predecessor period from December 31, 2000 through August 14, 2001 and $17,380,000 for the Predecessor year ended December 30, 2000. Income taxes paid in cash (refunded) approximated $12,720,000 for the Successor year ended December 28, 2002, ($62,000) for the Successor period August 15, 2001 through December 29, 2001, $2,272,000 for the Predecessor period from December 31, 2000 through August 14, 2001 and $6,774,000 for the Predecessor year ended December 30, 2000.

USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

        The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE:

        In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include stock options.

        In connection with this filing, we are presenting earnings per share information in the accompanying financial statements.

        All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for options that are "in the money," but that we use the proceeds of such option exercises (generally, cash to be paid plus future compensation expense to be recognized) to repurchase shares at the average market value of the stock during the period. We have used our best estimate of the average market value of our shares for the respective period.

        The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common equivalent shares outstanding:

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Net income (loss)	$19,253,000	$12,838,000	$(16,997,000)	$12,653,000

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	22,453,088	22,332,136	38,752,744	38,759,508
Dilutive effect of stock options	1,091,812	754,709	—	—

Diluted number of common and common equivalent shares outstanding	23,544,900	23,086,845	38,752,744	38,759,508

        For the Predecessor year ended December 30, 2000, basic net income per common share and diluted net income per common share before cumulative effect of change in accounting principle was $0.34.

RECENT ACCOUNTING PRONOUNCEMENTS:

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred (including certain lease obligations). The statement also requires recording an asset offsetting the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We will be required to adopt the provisions of SFAS 143 in fiscal 2003.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We adopted SFAS 144 as of the beginning of fiscal 2002, and it did not have a material impact on our financial position or results of operations for fiscal 2002.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 sets forth various modifications to existing accounting guidance, which prescribes the conditions that must be met in order for costs associated with contract terminations, facility consolidations and employee relocations and terminations to be accrued and recorded as liabilities in financial statements. Accordingly, SFAS 146 may affect the timing of recognizing any of our future restructuring costs as well as the amount recognized. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 are required to be applied prospectively to exit or disposal activities initiated by us after December 31, 2002. See note 8 to the unaudited consolidated financial statements regarding our decision to close certain sewing facilities.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a rollforward of the entity's product warranty liabilities. The disclosure provisions of FIN 45 were effective for financial statements of interim periods or annual periods ending after December 15, 2002. In addition, we adopted the recognition provisions of FIN 45 effective January 1, 2003 for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation in interim financial statements. The transition and annual disclosure requirements were effective for us as of December 28, 2002. The interim disclosure requirements were effective for the first quarter of fiscal 2003.

NOTE 3—INVENTORIES:

        Inventories consisted of the following ($000):

	Successor, at
	December 28, 2002	December 29, 2001
Finished goods	$99,609	$80,886
Work in process	3,509	4,661
Raw materials and supplies	2,582	3,522

	$105,700	$89,069

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment consisted of the following ($000):

	Successor, at
	December 28, 2002	December 29, 2001
Land, buildings and improvements	$20,928	$16,809
Machinery and equipment	30,880	22,744
Marketing fixtures	15,330	10,702
Equipment under capital leases	1,770	1,239

	68,908	51,494
Accumulated depreciation and amortization	(18,432)	(4,991)

	$50,476	$46,503

        Depreciation and amortization expense ($000) was $13,693 for the Successor year ended December 28, 2002, $5,043 for the Successor period August 15, 2001 through December 29, 2001, $10,186 for the Predecessor period December 31, 2000 through August 14, 2001 and $14,281 for the Predecessor year ended December 30, 2000.

NOTE 5—LONG-TERM DEBT:

        Long-term debt consisted of the following ($000):

	Successor, at
	December 28, 2002	December 29, 2001
Senior credit facility term loan	$123,750	$125,000
10.875% Series B Senior Subordinated Notes due 2011, net of unamortized discount of $1,128 in 2002 and $1,258 in 2001	173,872	173,742

	297,622	298,742
Current maturities	(6,346)	(1,250)

	$291,276	$297,492

        In connection with the Acquisition, approximately $171.6 million in Predecessor debt was retired, consisting of the previously outstanding $100.0 million of 10 3/8% Series A Senior Subordinated Notes due 2006, $20.0 million of 12% Series B Senior Subordinated Notes due 2008, $38.7 million in term loan debt outstanding under the Predecessor senior credit facility and $12.9 million of borrowings under the Predecessor revolving loan facility. Additionally, we incurred a charge in the Predecessor period from December 31, 2000 through August 14, 2001 in the amount of approximately $12.5 million related to the write-off of associated debt issuance costs and redemption premiums. The effective interest rate on variable rate senior credit facility borrowings outstanding was 7.2% at August 14, 2001 and 8.7% at December 30, 2000.

        In connection with the Acquisition, we also entered into a new senior credit facility with Goldman, Sachs & Co., as the lead arranger, Fleet National Bank, as the administrative agent, and other lenders. The senior credit facility provides for aggregate borrowings by us of up to $185.0 million, including a $125.0 million term loan and a $60.0 million revolving loan facility. As of December 28, 2002, there was $123.8 million in term loan borrowings outstanding and no borrowings under the revolving loan facility (excluding approximately $16.3 million in outstanding letters of credit) and approximately $43.7 million of unused commitment under the senior credit facility for working capital and other purposes.

        Amounts outstanding under the senior credit facility accrue interest, at our option, at a rate per annum equal to either: (1) the base rate, as defined in the senior credit facility, or (2) an adjusted Eurodollar rate, as defined in the senior credit facility, in each case plus an applicable interest margin. The applicable interest margin for the term loan is initially 3.50% for Eurodollar rate loans and 2.50% for base rate loans. The applicable interest margin for the revolving loan facility is initially 3.00% for Eurodollar rate loans and 2.00% for base rate loans. Effective March 31, 2002, the applicable interest margins for the term loan and the revolving loan facility are subject to quarterly reductions based on our achievement of certain leverage ratios. The interest rate otherwise payable under the senior credit facility would increase by 2.0% per annum during the continuance of a payment default. Interest on the term loan is payable at the end of interest rate reset periods, which vary in length but in no case exceed six months. Interest on the revolving loan facility is payable quarterly. The effective interest rate on variable rate senior credit facility borrowings outstanding at December 28, 2002 and December 29, 2001 was 4.9% and 5.8%.

        Remaining principal borrowings under the term loan are due and payable in an installment of $312,500 on December 31, 2002, nineteen quarterly installments of $300,267 from March 31, 2003 through September 30, 2007 and four quarterly payments of approximately $28.2 million from December 31, 2007 through September 30, 2008. Our quarterly installments from March 31, 2003 through September 30, 2007 have been reduced from $312,500 to $300,267 and our four quarterly payments from December 31, 2007 through September 30, 2008 have been reduced from $29.4 million to $28.2 million due to a $4.8 million excess cash flow condition payment made, as described below. Any outstanding balance on the revolving loan facility, which includes letters of credit, is payable in full on August 15, 2006.

        The senior credit facility sets forth mandatory and optional prepayment conditions that may result in our use of cash to reduce our debt obligations, including payments of: (i) 50% of the net cash proceeds from an equity issuance by us, excluding, among other things, any issuance of equity in connection with employee or director stock plans or a permitted acquisition and (ii) 50% or 75% of consolidated excess cash flow, depending on the applicable leverage ratio, as both terms are defined in the senior credit facility. The terms of the consolidated excess cash flow condition are effective for fiscal 2002 and, accordingly, we made a principal prepayment of approximately $4.8 million on March 26, 2003. Such amount is included in current maturities of long-term debt on the December 28, 2002 consolidated balance sheet. The lenders will apply such prepayments first to the term loan and, second, to reduce permanently the revolving credit commitments. Subject to certain conditions in the senior credit facility, we may make optional prepayments of our debt obligations without premium or penalty. The lenders will apply such optional prepayments according to our instruction.

        The senior credit facility is collateralized by substantially all of our personal property, some of our real property and a pledge of all the issued and outstanding stock issued by us and our domestic subsidiaries, as well as 65% of the issued and outstanding stock of our foreign subsidiaries. All of our obligations under the senior credit facility are guaranteed by all of our present and future domestic subsidiaries, which may include acquired subsidiaries.

        The senior credit facility contains certain covenants which, among other things, limit: the incurrence of additional indebtedness; mergers, acquisitions and sales of assets; the incurrence of liens or other encumbrances, guarantees or pledges; the payment of dividends and repurchases of common stock; prepayments of equity and subordinated debt instruments, including the 10.875% senior subordinated notes; investments; and certain transactions with affiliates. Our senior credit facility requires us to meet certain financial tests based upon Adjusted EBITDA, as defined, including, without limitation: maximum leverage, minimum interest coverage and minimum fixed charge coverage. The most restrictive of these covenants as of December 28, 2002, was the maximum leverage ratio, which, based on our level of borrowings, required Adjusted EBITDA to be no less than $65.2 million. Our actual Adjusted EBITDA, as defined in our senior credit facility, for the twelve-month period ended December 28, 2002 was $80.5 million. The senior credit facility also limits the level of annual capital expenditures.

        The senior credit facility contains customary events of default, including, among other things: payment defaults; breaches of representations and warranties; covenant defaults; cross-defaults to certain other debt, including the 10.875% senior subordinated notes; events of bankruptcy and insolvency; judgment defaults; invalidity of any guarantee or impairment of any collateral interests supporting the senior credit facility; and a change in our control, as defined in the senior credit facility.

        We are also required to pay a periodic administrative agent's fee, a letter of credit fee equal to the applicable interest margin for Eurodollar rate loans under the revolving loan facility and letter of credit fronting fees.

        As required under the senior credit facility, we purchased an interest rate cap as an economic hedge against approximately $31.3 million of variable rate debt. The cap rate is 7% and terminates on December 7, 2004. The cap is recognized on the consolidated balance sheet at its fair value of $6,359 at December 28, 2002 and $188,000 at December 29, 2001.

        Also, in connection with the Acquisition, TWCC issued $175.0 million of 10.875% senior subordinated notes (less a discount of $1.3 million), which were subsequently exchanged for notes in the same principal amount and with identical terms (the "Notes"). Interest on the Notes accrues at the rate of 10.875% per annum and is payable semi-annually in arrears on February 15 and August 15. Unless redeemed earlier, principal on the Notes is due in full on August 15, 2011. At any time prior to August 15, 2004, TWCC may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of 110.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

  (1)
  at least 65% of the aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption (excluding the Notes held by us and our subsidiaries); and

  (2)
  the redemption occurs within 90 days of the date of the closing of such equity offering.

        Except pursuant to the preceding paragraph, the Notes are not redeemable at our option prior to August 15, 2006.

        After August 15, 2006, TWCC may redeem all or part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2006	105.438%
2007	103.625%
2008	101.813%
2009 and thereafter	100.000%

        The Notes contain provisions and covenants including limitations on other indebtedness, restricted payments and distributions, sales of assets, subsidiary stock, liens and certain other transactions.

        The fair value of our long-term debt was approximately $17.0 million greater than the book value as of December 28, 2002 and approximately $13.0 million greater than the book value as of December 29, 2001. The fair values were estimated based on similar issues or on current rates offered to us for debt of the same remaining maturities.

NOTE 6—CAPITAL STOCK:

        Prior to the Acquisition, we had various classes of capital stock outstanding. Features of these classes of capital stock were specified in a Certificate of Designation. Certain of our officers and employees held 4,794,520 shares of Class C stock as of December 30, 2000.

        In connection with the Acquisition, all classes of our Predecessor capital stock converted into shares of a single new class of common stock. The total number of shares of all classes of Successor capital stock that we are authorized to issue is 32,100,000 shares, consisting of 32,000,000 shares of common stock, $0.01 par value per share (the "common stock"), and 100,000 shares of preferred stock, $0.01 par value per share (the "preferred stock").

        The shares of preferred stock may be issued from time to time in one or more series. The board of directors (the "directors") may determine, in whole or in part, the preferences, voting powers, qualifications and special or relative rights and privileges of any series before the issuance of any shares of that series. The directors shall determine the number of shares constituting each series of preferred stock and each series shall have a distinguishing designation.

        The holders of common stock have the exclusive right to vote for the election of directors and on all other matters requiring action by the stockholders or submitted to the stockholders for action. Each share of common stock entitles the holder to one vote on such matters.

        Upon any voluntary or involuntary liquidation, dissolution or winding up, the holders of the common stock shall be entitled to receive our net assets, after we have satisfied or made provisions for our debts and obligations for payment to the holders of shares of any class or series having preferential rights to receive distributions of such net assets.

        TWCC's officers and employees held 1,676,772 shares of our common stock as of December 28, 2002 and December 29, 2001.

NOTE 7—EMPLOYEE BENEFIT PLANS:

        We offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare Supplement plan. We also offer life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and our liabilities are net of these employee contributions.

        The following is a reconciliation of the Accumulated Post-Retirement Benefit Obligations ("APBO") under this plan ($000):

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001
Benefit Obligation (APBO) at beginning of period	$9,952	$9,448	$9,878
Service cost	71	35	58
Interest cost	611	251	418
Plan participants' contributions	1,044	353	589
Actuarial loss (gain)	477	523	(398)
Benefits paid	(1,934)	(658)	(1,097)

APBO at end of period	$10,221	$9,952	$9,448

        Our contribution for these post-retirement benefit obligations was $890,521 in the Successor fiscal year 2002, $304,681 for the Successor period from August 15, 2001 through December 29, 2001 and $507,801 for the Predecessor period December 31, 2000 through August 14, 2001.

        The funded status of the plan is reconciled to the accrued post-retirement benefit liability recognized primarily in other long-term liabilities in the accompanying consolidated balance sheets, as follows ($000):

	Successor, at
	December 28, 2002	December 29, 2001
Funded status (unfunded APBO)	$10,221	$9,952
Unrecognized net loss from past experience different from that assumed and from changes in assumptions	(1,000)	(523)

Accrued benefit cost	$9,221	$9,429

        The discount rate used in determining the APBO was 6.5% as of December 28, 2002 and 7.0% as of December 29, 2001.

        The components of post-retirement benefit expense charged to operations are as follows ($000):

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Service cost—benefits attributed to service during the period	$71	$35	$58	$140
Interest cost on accumulated post-retirement benefit obligation	611	251	418	672
Amortization of net actuarial loss	—	—	13	—

Total net periodic post-retirement benefit cost	$682	$286	$489	$812

        The effects on our plan of all future increases in health care costs are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on our future financial results.

        We have an obligation under a defined benefit plan covering certain former officers. At December 28, 2002 and December 29, 2001, the present value of the estimated remaining payments under this plan was approximately $1.4 million and is included in other current and long-term liabilities.

        We also sponsor a defined contribution plan within the United States. The plan covers employees who are at least 21 years of age and have completed three months of service, during which at least 257 hours were served. The plan provides for the option for employee contributions up to statutory limits, of which we match up to 4% of the employee contribution, at a rate of 100% on the first 3% and 50% of the second 2%. Our expense for the defined contribution plan totaled approximately ($000): $1,363 for the Successor fiscal year ended December 28, 2002, $275 for the Successor period August 15, 2001 through December 29, 2001, $594 for the Predecessor period December 31, 2000 through August 14, 2001 and $1,017 for the Predecessor fiscal year ended December 30, 2000.

NOTE 8—MANAGEMENT STOCK INCENTIVE PLANS AND STOCK ISSUANCES:

        At the time of the Acquisition, we terminated our existing Management Stock Incentive Plan (the "Former Plan"), which had been formed to provide incentives to our employees and directors. All outstanding options under the Former Plan are subsequently covered by the basic component of the 2001 Equity Incentive Plan (the "Plan") described below and expire on August 15, 2011. Options awarded under this plan and retained by management after the Acquisition ("Retained Options") entitle recipients to purchase our common stock (previously Carter's Class C stock). Options issued under the Former Plan have been restated to reflect a 10-for-1 stock split that occurred on August 15, 2001. Options for up to 3,010,720 shares of our common stock were able to be granted under the Former Plan, of which 11,456 had not been granted at August 14, 2001. The exercise price of all options granted under the Former Plan was $1.50 per share, which was deemed to be the fair market value of the stock at the time the options were granted. Accordingly, no compensation expense was recognized on the options granted. All the options granted under the Former Plan vested ratably over five years (contingent upon our meeting specific earnings targets) or would immediately vest upon certain events. All stock options granted under the Former Plan vested immediately upon the Acquisition. In connection with the Acquisition, 1,274,700 options were exercised and 1,724,564 remained outstanding.

        At the time of the Acquisition, we adopted the Plan in order to provide incentives to our employees and directors. Awards under the Plan provide the recipients with options to purchase shares of our common stock. There were 3,944,196 shares of our common stock made available under this plan. Two new types of option awards have been issued under the Plan—basic options and performance options. Basic options vest ratably over a five-year period, but immediately vest upon a change in control, as defined. Up to 987,992 basic options may be granted under the Plan, of which 176,524 remain available for grant at December 28, 2002. Performance options vest after eight years, but may vest earlier, either all or in part, upon our achievement of certain defined performance objectives as of December 31, 2006 or the occurrence of one of several events, including a change of control, as defined, or termination of employment. Up to 1,576,580 performance options may be granted under the Plan, of which 279,236 remain available for grant at December 28, 2002.

        Since the number of shares and the exercise price per share are known at the time of grant, each of the basic options, performance options and retained options qualify for fixed plan accounting. All options issued under the Plan expire ten years from the date of grant. The exercise price of the basic and performance options issued at the time of the Acquisition in 2001 was $6.16 per share, which was deemed to be the fair market value of the our common stock at the time the options were granted, based upon the purchase price of common stock in the Acquisition as described in Note 1. These were the only options granted during 2001. Accordingly, no compensation expense has been recognized on the basic and performance options granted during 2001.

        In 2002, we issued 117,000 options and recognized approximately $14,500 in compensation expense related to these option grants based upon the difference in the estimated fair value of our common stock at the time the options were granted and the exercise price. The following table summarizes stock option issuances during 2002. None of the options granted during 2002 were exercisable at December 28, 2002.

Per Share exercise prices	Number	Weighted average remaining contractual life	Per share weighted average exercise price
Options Outstanding
$6.16	96,000	9.4 years	$6.16
$9.68	21,000	9.8 years	$9.68

	117,000	9.5 years

        A summary of stock option activity under this Plan (in number of shares that may be purchased) is as follows (including options retained by management, which were all originally issued under the Former Plan):

	Basic options	Weighted average exercise price per share	Performance options	Weighted average exercise price per share	Retained options	Weighted average exercise price per share
Outstanding, January 1, 2000 (Predecessor)	—	—	—	—	2,999,264	$1.50
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—	—	—

Outstanding, December 30, 2000 (Predecessor)	—	—	—	—	2,999,264	$1.50
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	(1,274,700)	$1.50
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—	—

Outstanding, August 15, 2001 (Successor)	—	—	—	—	1,724,564	$1.50
Granted	772,464	$6.16	1,219,348	$6.16	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	(344,944)	$1.50
Expired	—	—	—	—	—	—

Outstanding, December 29, 2001 (Successor)	772,464	$6.16	1,219,348	$6.16	1,379,620	$1.50
Granted	39,004	$6.68	77,996	$6.84	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—	—	—

Outstanding, December 28, 2002 (Successor)	811,468	$6.18	1,297,344	$6.20	1,379,620	$1.50

Exercisable, December 28, 2002 (Successor)	154,492	$6.16	8,000	$6.16	1,379,620	$1.50

        The weighted average contractual life as of December 28, 2002 for the retained options as well as the basic and performance options is approximately 8.7 years.

        For disclosure purposes only, we have measured compensation expense, in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The following table illustrates the effect on net income (loss) if the company had applied the fair value recognition provisions of SFAS 123 ($000):

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Net income (loss), as reported	$19,253	$12,838	$(16,997)	$12,653
Add:
Stock-based employee compensation expense included in reported net income, net of related tax effects	9	—	—	—
Deduct:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(524)	(167)	(286)	(249)

Pro forma net income (loss)	$18,738	$12,671	$(17,283)	$12,404

        For basic options, using a minimum value method, the fair value of each option at the date of grant has been estimated to be approximately $2.55 per share for options granted in 2001 and ranged from $2.44 to $3.95 per share for options granted through August 2002. For basic options, using a fair value method, the fair value of each option at the date of grant has been estimated to be approximately $6.31 per share for options granted subsequent to August 2002. These values were calculated at an assumed risk free interest rate ranging from 4.4% to 3.0% for 2002 and 5.5% for 2001 option grants, with an expected life of 10 years. No dividends were assumed.

        For performance options, using a minimum value method, the fair value of each option at the date of grant has been estimated to be approximately $2.55 per share for options granted in 2001 and ranged from $2.44 to $3.95 per share for options granted in 2002. For performance options, using a fair value method, the fair value of each option at the date of grant has been estimated to be approximately $6.31 per share for options granted subsequent to August 2002. These values were calculated at an assumed risk free interest rate ranging from 4.4% to 3.0% for 2002 and 5.5% for 2001 option grants, with an expected life of 10 years. No dividends were assumed.

        We have determined that the effect on pro forma net income (loss) would be immaterial had compensation expense for our option grants been determined based on the fair value method as of the grant date using the Black-Scholes model.

        For options issued under the Former Plan, the fair value of each granted option, at the date of the grant, has been estimated to be $0.48 for the options granted during fiscal 1999, $0.50 for the options granted during fiscal 1998, $0.59 for the options granted during fiscal 1997 and $0.74 for the options granted during the two-month period ended December 28, 1996. The fair value of the options granted was estimated using a minimum value method at an assumed risk free interest rate of 5.5% for options granted in 1999, 5.0% in 1998, 6.25% in 1997 and 7.0% in the two-month period ended December 28, 1996.

        During 2002, we sold shares of common stock to two of our directors (one during second quarter and one during third quarter) and issued shares of common stock to a consultant. In connection with these transactions, as well as stock option grants to certain employees noted above, we recorded compensation expense during 2002 in the amount of approximately $768,000. Additionally, we received cash proceeds of $1.0 million and recorded approximately $1.8 million to our additional paid-in capital.

NOTE 9—INCOME TAXES:

        The provision for income taxes consisted of the following ($000):

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Current tax provision (benefit):
Federal	$11,833	$3,575	$(213)	$6,678
State	1,917	630	72	1,343
Foreign	525	279	396	566

Total current provision	14,275	4,484	255	8,587

Deferred tax (benefit) provision:
Federal	(1,126)	2,594	(6,482)	222
State	(138)	317	(630)	26

Total deferred (benefit) provision	(1,264)	2,911	(7,112)	248

Total provision (benefit)	$13,011	$7,395	$(6,857)	$8,835

        Components of deferred tax assets and liabilities were as follows ($000):

	Successor, at
	December 28, 2002	December 29, 2001
	Assets (Liabilities)
Current deferred taxes:
Accounts receivable allowance	$2,361	$2,005
Inventory	4,765	4,445
Liability accruals	3,083	3,038
Deferred employee benefits	(664)	(593)
Other	476	476

Total current deferred taxes	$10,021	$9,371

Non-current deferred taxes:
Depreciation	$(3,596)	$(2,092)
Tradename and licensing agreements	(84,493)	(86,343)
Deferred employee benefits	3,998	4,060
Other	218	—

Total non-current deferred taxes	$(83,873)	$(84,375)

Total deferred tax assets	$14,901	$14,024

Total deferred tax liabilities	$(88,753)	$(89,028)

        The difference between our effective income tax rate and the federal statutory tax rate is reconciled below:

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Statutory federal income tax rate	35.0%	35.0%	34.0%	35.0%
State income taxes, net of Federal income tax benefit	3.8	3.1	1.5	4.1
Goodwill amortization	—	—	(0.7)	1.2
Non-deductible Acquisition-related costs	1.0	—	(5.1)	—
Foreign income, net of tax	0.2	(1.9)	(1.7)	0.1
Other	0.3	0.3	0.7	—

Total	40.3%	36.5%	28.7%	40.4%

        The portion of income (loss) before income taxes attributable to foreign income was approximately $1,276,000 for the Successor year ended December 28, 2002, $1,895,000 for the Successor period from August 15, 2001 through December 29, 2001, ($46,000) for the Predecessor period from December 31, 2000 through August 14, 2001 and $1,589,000 for the Predecessor year ended December 30, 2000.

NOTE 10—LEASE COMMITMENTS:

        Rent expense ($000) under operating leases was $20,584 for the Successor fiscal year ended December 28, 2002, $7,384 for the Successor period August 15, 2001 through December 29, 2001, $12,321 for the Predecessor period from December 31, 2000 through August 14, 2001 and $19,232 for the Predecessor year ended December 30, 2000.

        Minimum annual rental commitments under current noncancelable operating leases as of December 28, 2002 were as follows ($000):

Fiscal Year	Buildings, primarily retail stores	Transportation equipment	Data processing equipment	Manufacturing equipment	Total noncancelable leases
2003	$17,003	$149	$585	$158	$17,895
2004	15,202	36	448	155	15,841
2005	12,558	21	228	121	12,928
2006	9,979	1	38	61	10,079
2007	7,314	—	—	12	7,326
Thereafter	14,060	—	—	—	14,060

Total	$76,116	$207	$1,299	$507	$78,129

        In January 2003, we entered into a seven-year lease agreement, with a cancellation option after four years, for a new distribution facility in Stockbridge, Georgia. Payments will begin in April 2003. The four-year commitment obligation totals approximately $2.2 million. If cancelled upon exercising our option in year four, the remaining obligation would be approximately $230,000. The Stockbridge, Georgia lease commitment is included in the table above.

        Future annual lease commitments under capital lease obligations are as follows ($000):

Fiscal Year
2003	$288
Thereafter	168

Total minimum obligations	456
Interest	(29)

Present value of net minimum obligations	427
Current portion, included in other current liabilities	(263)

Long-term obligations, included in other long-term liabilities at December 28, 2002	$164

NOTE 11—COMMITMENTS AND CONTINGENCIES:

        We are subject to various federal, state and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties and costs. From time to time, our operations have resulted or may result in noncompliance with or liability pursuant to environmental laws. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

        Additionally, we enter into various purchase order commitments with full package suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

        During 2002, a lawsuit was filed against us in which the plaintiff is claiming damages of approximately $830,000 related to an alleged oral guarantee of money owed to it by a third-party vendor. We have not provided for this exposure as we believe that this claim is without merit and we intend to vigorously defend this matter.

        During the third quarter of 2002, TWCC executed an artwork agreement with Eric Carle, LLC. Under this agreement, we are obligated to pay $1.5 million in minimum royalty guarantees for the initial term which began June 28, 2002 and expires December 31, 2005.

NOTE 12—OTHER CURRENT LIABILITIES:

        Other current liabilities consisted of the following ($000):

	Successor, at
	December 28, 2002	December 29, 2001
Accrued income taxes	$8,229	$6,765
Accrued interest	7,650	7,729
Accrued incentive compensation	5,590	4,863
Accrued workers compensation	3,325	3,050
Accrued salaries and wages	2,143	1,731
Other current liabilities	10,749	9,677

	$37,686	$33,815

NOTE 13—VALUATION AND QUALIFYING ACCOUNTS:

        Information regarding valuation and qualifying accounts is as follows ($000):

	Allowance for
	Doubtful accounts	Inventory valuation
Predecessor:
Balance, January 1, 2000	$2,765	$5,237
Additions, charged to expense	1,840	3,408
Writeoffs	(2,560)	(4,563)

Balance, December 30, 2000	2,045	4,082
Additions, charged to expense	1,317	1,482
Writeoffs	(1,525)	(1,112)

Balance, August 14, 2001	$1,837	$4,452

Successor:
Balance, August 15, 2001	$1,837	$—
Additions, charged to expense	604	1,681
Writeoffs	(768)	—

Balance, December 29, 2001	1,673	1,681
Additions, charged to expense	2,578	1,177
Writeoffs	(2,371)	—

Balance, December 28, 2002	$1,880	$2,858

NOTE 14—RELATED PARTY TRANSACTIONS:

        In 1996, in connection with the closing of the acquisition by Investcorp S.A., we entered into an agreement for management advisory and consulting services under which we agreed to pay Investcorp $1.35 million per year for a five-year term. This agreement was terminated upon the consummation of the Acquisition.

        In connection with the Acquisition, we entered into a management agreement with Berkshire Partners. Under this agreement, we agreed, among other things, to pay Berkshire Partners an annual management fee of $1.65 million commencing on the first anniversary of the Acquisition. We pay this fee quarterly in advance. Through December 28, 2002, we have expensed approximately $1.8 million and paid Berkshire Partners approximately $619,000 under this agreement. In addition, upon consummation of the Acquisition, we paid Berkshire Partners an acquisition fee of $2.0 million. We have agreed to pay Berkshire Partners an acquisition fee of 1% of any future financing or 1% of the value of any acquisition for their advice in connection with any future financing or acquisition.

        In January 2000, TWCC issued a loan to Frederick J. Rowan, II, our Chairman, President and Chief Executive Officer, in the amount of $4.3 million, the proceeds of which were used by Mr. Rowan to repay a previous loan from TWCC in the amount of $1.5 million. In connection with the Acquisition, we amended the terms of this loan. As amended, the $4.3 million loan is payable in annual installments of $600,000 commencing on March 31, 2003, and thereafter on each anniversary thereof until such principal amount and all accrued and unpaid interest thereon has been repaid. In December 2002, Mr. Rowan made a voluntary payment of $1.5 million on this obligation. The loan may become due, at our option, if Mr. Rowan is no longer our employee, if we close a public offering of our equity securities, including this offering, upon a change in voting control of Carter's, or upon other customary events of default. The loan is collateralized by his equity in Carter's. The loan bears interest at the average rate payable by us under the revolving loan facility. The loan is prepayable with proceeds of any disposition of Mr. Rowan's stock in Carter's. The highest outstanding balance under Mr. Rowan's loan during fiscal 2002 was $5.3 million. As of December 28, 2002, the outstanding balance of this obligation, including interest accrued thereon, is $3.8 million and is included in other assets on the accompanying consolidated balance sheets.

        In December of 2002, we paid Mr. Rowan a special bonus of $5.0 million.

        We repurchased 40,000 shares of our Class C stock owned by certain of our former employees for cash payments of $60,000 in the Predecessor period from December 31, 2000 through August 14, 2001 and 46,760 shares for $70,000 in the Predecessor fiscal year ended December 30, 2000.

        In addition during the Predecessor period from December 31, 2000 through August 14, 2001 and the Predecessor fiscal year 2000, we issued 40,000 shares to employees at a fair value of $60,000.

NOTE 15—SEGMENT INFORMATION:

        We report segment information in accordance with the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires segment information to be disclosed based on a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. SFAS 131 also requires disclosure about products and services, geographic areas and major customers. For purposes of complying with SFAS 131, we have identified our two reportable segments as "Wholesale" and "Retail." We generally sell the same products in each business segment. Wholesale products are offered through our Wholesale sales channel while the Retail segment reflects the operations of our retail stores. The accounting policies of the segments are the same as those described in Note 2—"Nature of Business and Summary of Significant Accounting Policies." Each segment's results include the costs directly related to the segment's revenue and all other costs are allocated based on the relationship to consolidated net sales or units produced to support each segments revenue. Intersegment sales and transfers are recorded at cost and treated as a transfer of inventory.

        The table below presents certain segment information for the periods indicated ($000):

	Wholesale	Retail	Total
Successor fiscal year ended December 28, 2002:
Sales	$325,796	$253,751	$579,547
Adjusted EBITDA	$35,984	$44,539	$80,523
Successor for the period from August 15, 2001 through December 29, 2001:
Sales	$127,689	$108,091	$235,780
Adjusted EBITDA	$13,543	$24,440	$37,983
Predecessor for the period from December 31, 2000 through August 14, 2001:
Sales	$155,639	$127,088	$282,727
Adjusted EBITDA	$6,590	$9,092	$15,682
Predecessor fiscal year ended December 30, 2000:
Sales	$248,095	$215,280	$463,375
Adjusted EBITDA	$26,524	$31,517	$58,041

        A reconciliation of total segment Adjusted EBITDA to total consolidated income (loss) before income taxes is presented below ($000):

	Successor		Predecessor
	For fiscal year ended December 28, 2002	For the period from August 15, 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For fiscal year ended December 30, 2000
Total Adjusted EBITDA for reportable segments	$80,523	$37,983	$15,682	$58,041
Depreciation and amortization expense	(18,693)	(6,918)	(12,245)	(17,520)
Acquisition-related charges	—	—	(11,289)	—
Plant closure costs	—	268	(1,116)	—
Deferred charge write-off	(923)	—	—	—
Writedown of long-lived assets	(150)	—	(3,156)	—
Other non-cash items, net, in accordance with loan agreement	(192)	—	—	—
Interest expense, net	(28,301)	(11,100)	(11,730)	(18,679)

Consolidated income (loss) before income taxes	$32,264	$20,233	$(23,854)	$21,842

        The table below represents inventory by segment at ($000):

	Successor, at		Predecessor, at
	December 28, 2002	December 29, 2001	December 30, 2000
Wholesale	$82,635	$66,191	$72,114
Retail	23,065	22,878	20,321

	$105,700	$89,069	$92,435

        Wholesale inventories include inventory produced and warehoused for the Retail segment.

        The following represents property, plant and equipment, net, by geographic area as of ($000):

	Successor, at		Predecessor, at
	December 28, 2002	December 29, 2001	December 30, 2000
United States	$45,301	$40,603	$45,226
International	5,175	5,900	9,215

	$50,476	$46,503	$54,441

        Our international operations consist primarily of sewing facilities and, accordingly, no revenues are recorded at these locations.

        The following represents goodwill by segment at ($000):

	Successor, at
	December 28, 2002	December 29, 2001
Wholesale	$55,628	$55,704
Retail	83,654	83,768

	$139,282	$139,472

NOTE 16—CLOSURE OF MANUFACTURING FACILITIES:

        In the first quarter of fiscal 2001, we announced our plans to close our sewing facility located in Harlingen, Texas, which subsequently closed and ceased operations on May 11, 2001. In the first quarter of 2001, we recorded a charge of approximately $582,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $742,000 related to the writedown of the asset value of the facility to its estimated net realizable value. As of March 30, 2002, all of the costs provided for in the first quarter of 2001 for severance and other termination benefits had been paid.

        In the second quarter of fiscal 2001, we announced our plans to close our fabric printing operations located in Barnesville, Georgia, which subsequently closed and ceased operations on June 29, 2001. In the second quarter of 2001, we recorded a charge of approximately $534,000 for closure costs and involuntary termination benefits and a non-cash charge of approximately $2.4 million related to the writedown of the asset value of these fabric printing operations to estimated net realizable value. As of June 29, 2002, all of the costs provided for in the second quarter of 2001 for severance and other termination benefits had been paid.

        In connection with the Acquisition, we re-evaluated the requirements for certain manufacturing operations, which we had previously planned to maintain to support our long-term revenue growth plans. After a thorough assessment of alternative sourcing opportunities, we decided to exit certain manufacturing operations. We made this decision in connection with our new ownership in advance of the Acquisition. As a result of this decision, on October 23, 2001, we announced our plans to close our cutting and fabric warehouse operations located in Griffin, Georgia, our embroidery operation located in Milner, Georgia, our bed and bath sewing and finishing operation located in Barnesville, Georgia and our sewing facility located in San Pedro, Dominican Republic, all of which subsequently closed and ceased operations before the end of fiscal 2001. At the time of the Acquisition, we established a liability for these plant closures. As of June 29, 2002, all of the severance and other termination costs associated with these plant closures had been paid.

        The assets associated with the embroidery operations at Milner, Georgia were sold during the first quarter of 2002. During the second and third quarters of 2002, the assets related to our printing, and sewing and finishing operations located in Barnesville, Georgia were sold. In the fourth quarter of fiscal 2002, we recorded a charge of approximately $150,000 related to a further reduction in the carrying value of the land and building held for sale located in Barnesville, Georgia. The remaining assets included in assets held for sale on the accompanying consolidated balance sheet as of December 28, 2002 represent the land and building located in Barnesville, Georgia and land associated with the Harlingen, Texas facility.

NOTE 17—OTHER EXIT COSTS:

        In connection with the Acquisition and our new ownership, we announced our decision to terminate an initiative to open full-price retail stores. At Acquisition, we established a liability related to terminating three employees, exiting a full-price retail consulting contract, and providing for related lease obligations. As of June 29, 2002, all of the costs associated with exiting the full-price retail initiative were paid.

CARTER HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	July 5, 2003	December 28, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,959	$35,562
Accounts receivable, net	59,904	53,600
Inventories, net	132,910	105,700
Prepaid expenses and other current assets	5,065	4,903
Deferred income taxes	11,096	10,021

Total current assets	213,934	209,786
Property, plant and equipment, net	49,952	50,476
Tradename	220,233	220,233
Cost in excess of fair value of net assets acquired	139,282	139,282
Licensing agreements, net of accumulated amortization of $9,375 and $6,875	5,625	8,125
Deferred debt issuance costs, net	10,433	11,248
Other assets	3,659	4,199

Total assets	$643,118	$643,349

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$1,201	$6,346
Accounts payable	34,253	34,669
Other current liabilities	35,538	37,686

Total current liabilities	70,992	78,701
Long-term debt	290,742	291,276
Deferred income taxes	82,926	83,873
Other long-term liabilities	10,001	10,140

Total liabilities	454,661	463,990

Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.01 per share; 100,000 shares authorized; none issued and outstanding at July 5, 2003 and December 28, 2002	—	—
Common stock, voting; par value $.01 per share; 32,000,000 shares authorized; 22,558,884 issued and outstanding at July 5, 2003; 22,548,760 issued and outstanding at December 28, 2002	226	225
Additional paid-in capital	147,142	147,043
Retained earnings	41,089	32,091

Total common stockholders' equity	188,457	179,359

Total liabilities and stockholders' equity	$643,118	$643,349

The accompanying notes are an integral part of the consolidated financial statements

CARTER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)
(unaudited)

	For the six-month periods ended
	July 5, 2003	June 29, 2002
Net sales	$306,001	$243,690
Cost of goods sold	195,542	150,069

Gross profit	110,459	93,621
Selling, general and administrative expenses	86,764	78,913
Royalty income	(4,457)	(3,775)

Operating income	28,152	18,483
Interest expense, net	13,521	13,970

Income before income taxes	14,631	4,513
Provision for income taxes	5,633	1,738

Net income	$8,998	$2,775

Basic net income per common share	$0.40	$0.12
Diluted net income per common share	$0.38	$0.12
Basic weighted average number of shares outstanding	22,550,452	22,384,488
Diluted weighted average number of shares outstanding	23,974,808	23,366,324

See accompanying notes to the unaudited condensed consolidated financial statements

CARTER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)
(unaudited)

	For the six-month periods ended
	July 5, 2003	June 29, 2002
Cash flows from operating activities:
Net income	$8,998	$2,775
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	9,991	8,565
Amortization of debt issuance costs	815	815
Accretion of debt discount	66	65
Non-cash compensation expense	—	308
Gain on sale of property, plant and equipment	(21)	(200)
Deferred tax benefit	(2,022)	(661)
Effect of changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,304)	(4,612)
Inventories	(27,210)	(9,032)
Prepaid expenses and other assets	(672)	1,118
(Decrease) increase in liabilities:
Accounts payable and other liabilities	(5,579)	227

Net cash used in operating activities	(21,938)	(632)

Cash flows from investing activities:
Capital expenditures	(6,810)	(5,552)
Proceeds from sale of property, plant and equipment	275	498
Collections on loan	600	—

Net cash used in investing activities	(5,935)	(5,054)

Cash flows from financing activities:
Payments of term loan	(5,745)	(937)
Payments of capital lease obligations	(129)	(415)
Proceeds from sale of stock	100	500
Other	3,044	—

Net cash used in financing activities	(2,730)	(852)

Net decrease in cash and cash equivalents	(30,603)	(6,538)
Cash and cash equivalents, beginning of period	35,562	24,692

Cash and cash equivalents, end of period	$4,959	$18,154

See accompanying notes to the unaudited condensed consolidated financial statements

CARTER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—BASIS OF PREPARATION:

        On September 30, 2003, Carter Holdings, Inc., a Massachusetts corporation re-incorporated in Delaware and changed its name by forming and subsequently merging with and into its new wholly-owned Delaware subsidiary. The surviving company is named Carter's, Inc. ("Carter's").

        In connection with the re-incorporation, Carter's effected a 4-for-1 split of its common stock. As a result, the common stock share and per share data for all periods presented have been adjusted to reflect this stock split.

        Carter's is a holding company whose primary asset consists of an investment in 100% of the outstanding capital stock of The William Carter Company ("TWCC") (all together "we," "us" and "our").

        In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly our financial position as of July 5, 2003, the results of our operations for the six-month periods ended July 5, 2003 and June 29, 2002, and cash flows for the six-month periods ended July 5, 2003 and June 29, 2002. Operating results for the six-month period ended July 5, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending January 3, 2004. Our accompanying condensed consolidated balance sheet as of December 28, 2002 is from our audited consolidated financial statements included elsewhere in this prospectus.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The accounting policies we follow, except as described in Note 7, are set forth in the Notes to our Consolidated Financial Statements for the fiscal year ended December 28, 2002 included elsewhere in this prospectus.

        Our fiscal year ends on the Saturday in December or January nearest the last day of December. Consistent with this policy, fiscal 2002 ended on December 28, 2002, and fiscal 2003 will end on January 3, 2004. As a result, fiscal 2003 will contain 53 weeks of financial results. The additional week in fiscal 2003 was included in the first half of 2003. Therefore, the accompanying consolidated financial statements for the first half of 2003 reflect our financial position as of July 5, 2003 and for the 27-week period then ended. The first half of 2002 ended on June 29, 2002 and included 26 weeks of financial results.

        Certain prior year amounts have been reclassified for comparative purposes.

STOCK BASED COMPENSATION:

        We account for stock-based compensation on stock options under the intrinsic value method consistent with Accounting Principles Board Opinion No. 25 ("APB 25"). Under this method, we record compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock as of the date of the option grant. For disclosure purposes only, we also estimate the impact on our net income of applying the fair value method of measuring compensation cost on stock options with the fair value determined under the minimum value method as provided by Statement of Financial Accounting Standards ("SFAS")

No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148").

        The following table illustrates the effect on net income if compensation expense for our option grants had been determined based on the fair value as of the grant dates consistent with the methodology of SFAS 123 and SFAS 148 ($000):

	For the six-month periods ended
	July 5, 2003	June 29, 2002
Net income, as reported	$8,998	$2,775
Add:
Stock-based employee compensation (under APB 25) included in reported net income, net of related tax effects	8	2
Deduct:
Total stock-based employee compensation expense determined under the fair value based method (under SFAS 123 and SFAS 148) for all awards, net of related tax effects	(267)	(245)

Pro forma net income	$8,739	$2,532

        For basic options, using a minimum value method, the fair value of each option as of the date of grant has been estimated to be approximately $2.46 per share for options granted in 2003 and $2.44 to $3.95 per share for options granted in 2002. For basic options, using a fair value method, the fair value of each option at the date of grant has been estimated to be approximately $6.40 per share for options granted in 2003 and $6.31 per share for options granted from August 23, 2002 to December 28, 2002. These per share option values were calculated at an assumed risk free interest rate of 2.9% for 2003 and 4.4% to 3.0% for 2002, with an expected life of 10 years. No dividends were assumed.

        For performance options, using a minimum value method, the fair value of each option as of the date of grant has been estimated to be approximately $2.46 per share for options granted in 2003 and $2.44 to $3.95 per share for options granted in 2002. For performance options, using a fair value method, the fair value of each option at the date of grant has been estimated to be approximately $6.40 per share for options granted in 2003 and $6.31 per share for options granted from August 23, 2002 to December 28, 2002. These per share option values were calculated at the same assumed risk free interest rates shown above with an expected life of 10 years. No dividends were assumed.

        We have determined that the effect on pro forma net income would be immaterial had compensation expense for our option grants been determined based on the fair value method as of the grant date using the Black-Scholes model.

NOTE 2—THE COMPANY:

        TWCC designs, sources, manufactures and markets premier branded childrenswear under the Carter's, Carter's Classics, Child of Mine and Tykes brand names. TWCC's products are sourced through production at company-based sewing facilities located in Costa Rica and Mexico and through contractual arrangements with third-party manufacturers throughout the world. Products are manufactured for wholesale distribution to major domestic retailers and for TWCC's 159 retail stores that market Carter's brand name merchandise and certain products manufactured by other companies. TWCC's retail operations represented approximately 40% and 46% of our consolidated net sales in the second quarter of 2003 and 2002, and approximately 37% and 45% in the first half of 2003 and 2002.

NOTE 3—INVENTORIES:

        Inventories consisted of the following ($000):

	July 5, 2003	December 28, 2002
Finished goods	$124,861	$99,609
Work in process	6,502	3,509
Raw materials and supplies	1,547	2,582

Total	$132,910	$105,700

NOTE 4—STOCK TRANSACTIONS:

        During the first quarter of 2003, we issued options to purchase our common stock to a director and certain employees. Additionally, during the second quarter ended July 5, 2003, we sold shares of our common stock to one of our directors for cash proceeds of $100,000. In connection with this transaction, we recorded additional paid-in capital in the amount of $100,000. No compensation expense was recorded on these option grants or stock purchase, as the stock was purchased at its fair market value and options were issued with an exercise price equal to the fair market value of a share of stock as of the date of grant.

        During the second quarter ended June 29, 2002, we sold shares of our common stock to one of our directors for cash proceeds of $500,000 and issued shares of our common stock to a consultant. In connection with these transactions, as well as stock option grants to certain employees, we recorded compensation expense during the second quarter ended June 29, 2002 in the amount of approximately $641,000, received cash of $500,000 and recorded additional paid-in capital in the amount of approximately $1.1 million.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS:

        On August 15, 2001, we adopted the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141") and applied the required provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, our tradename and goodwill have been deemed to have indefinite lives and are no longer being amortized. Our licensing agreements are being amortized over the average three-year life of such agreements. Amortization expense for the second quarter and first half of 2003 and 2002 was $1.3 million and $2.5 million, respectively, and is expected to be a total of $5.0 million for fiscal 2003 and $3.1 million for 2004.

NOTE 6—SEGMENT INFORMATION:

        Our two business segments are "Wholesale" and "Retail." We generally sell the same products in each business segment. Wholesale products are offered through our Wholesale sales channel while the Retail segment reflects the operations of our retail stores. Each segment's results include the costs directly related to the segment's revenue and all other costs are allocated based on the relationship of such costs to consolidated net sales or units produced to support each segment's revenue.

        The table below presents certain segment information for the periods indicated ($000):

	For the six-month periods ended
	July 5, 2003	June 29, 2002
Net sales:
Wholesale	$192,480	$135,228
Retail	113,521	108,462

Total net sales	$306,001	$243,690

EBITDA:
Wholesale	$22,635	$13,486
Retail	15,508	13,562

Total EBITDA	$38,143	$27,048

        EBITDA shown above, represents earnings before interest, income tax expense, depreciation and amortization. EBITDA is presented because it is one measurement used by management in assessing financial performance, and we believe it is helpful to investors, securities analysts and other interested parties in evaluating performance of companies in our industry. EBITDA is also a measure used as a basis for calculating our financial covenants under our senior credit facility. Additionally, we believe EBITDA is an accepted indicator of our ability to incur and service debt obligations and make capital expenditures. EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States of America. It should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, an alternative to net income or any other measures of performance derived in accordance with generally accepted accounting principles. Our definition and calculation of EBITDA may not be comparable to similarly titled measures used by other companies.

        A reconciliation of EBITDA to net income is presented below ($000):

	For the six-month periods ended
	July 5, 2003	June 29, 2002
EBITDA	$38,143	$27,048
Depreciation and amortization expense	(9,991)	(8,565)
Interest expense, net	(13,521)	(13,970)
Provision for income taxes	(5,633)	(1,738)

Net income	$8,998	$2,775

NOTE 7—RECENT ACCOUNTING PRONOUNCEMENTS:

        In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires recording the fair market value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred (including certain lease obligations). SFAS 143 also requires recording an asset offsetting the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset. We adopted the provisions of SFAS 143 in the first quarter of 2003, and the impact of such adoption was not material to our financial position or results of operations for the second quarter or first half of 2003.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in Accounting Principles Board Opinion 30 will now be used to classify those gains and losses. The provisions of SFAS 145, as related to the rescission of FASB Statement No. 4, are effective for fiscal 2003. In the first quarter of 2003, we adopted the provisions of SFAS 145 and the extraordinary item recorded in the Predecessor period from December 31, 2000 through August 14, 2001 has been reclassified in the accompanying consolidated financial statements included in this Registration Statement.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 sets forth various modifications to existing accounting guidance, which prescribes the conditions that must be met in order for costs associated with contract terminations, facility consolidations and employee relocations and terminations to be accrued and recorded as liabilities in financial statements. Accordingly, SFAS 146 may affect the timing of recognizing any of our future restructuring costs as well as the amount recognized. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 are required to be applied prospectively to exit or disposal activities initiated by us after December 31, 2002. See Note 8 to the unaudited consolidated financial statements regarding our decision to close two of our production facilities.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a rollforward of the entity's product warranty liabilities. The disclosure provisions of FIN 45 were effective for financial statements of interim periods or annual periods ending after December 15, 2002. In addition, we adopted the recognition provisions of FIN 45 effective January 1, 2003 for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation in interim financial statements. The transition and annual disclosure requirements were effective for us as of December 28, 2002. The interim disclosure requirements were effective for the first quarter of fiscal 2003.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 is not expected to have a material effect on our financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to our existing financial instruments effective July 6, 2003, the beginning of the first fiscal period after June 15, 2003. We adopted SFAS 150 on June 1, 2003. The adoption of this statement did not have an effect on our financial position, results of operations or cash flows.

NOTE 8—RECENT EVENTS:

        Effective July 29, 2003, our senior credit facility was amended to, among other things, increase the amount of the commitments under the revolving loan facility from $60.0 million to $75.0 million and allow for a maximum amount of commitments of $80.0 million, provide for a 75 basis point reduction in the applicable interest margin by prepaying our existing Tranche B term loan and replacing it with a new Tranche C term loan, reduce the amount of our mandatory loan prepayment requirement following the consummation of an initial public offering by us from a prepayment of 50% or 75% of excess cash flow to 25% or 50% of excess cash flow, depending on the applicable leverage ratio, and permit an aggregate dividend not to exceed $27.5 million to our equity holders and vested option holders. Additionally, our senior credit facility was amended to provide that, upon the consummation of an initial public offering by us, we are permitted to repurchase up to $61.3 million of our senior subordinated notes (plus any prepayment fees) with proceeds from an equity offering and settle our obligations of up to $3.6 million under the management agreement with Berkshire Partners LLC. These payments may be made prior to using 50% of any of the net proceeds of such an equity offering to prepay borrowings under our senior credit facility. Following the consummation of an initial public offering, we will also be permitted to repurchase up to $15.0 million of additional senior subordinated notes.

        On July 31, 2003, we paid a cash dividend of approximately $24.9 million on the outstanding shares of our common stock to the stockholders of record as of July 30, 2003. At the same time, we paid a special bonus of approximately $2.5 million to our vested option holders. This special bonus will be recorded as compensation expense during the third quarter of 2003.

        In July 2003, we decided to exit two of our production facilities given our ability to obtain lower costs with third-party suppliers. Prior to the planned closure dates, the facilities will be held and used for production. During the second half of fiscal 2003 and the first half of 2004, it is estimated that the aggregate costs associated with such closures will be approximately $4.4 million, consisting primarily of accelerated depreciation, impairment charges, severance, and lease termination costs.

NOTE 9—EARNINGS PER SHARE

        In conjunction with this filing, we are presenting earnings per share information in the accompanying financial statements. In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share is computed based upon the weighted average number of common shares outstanding, whereas diluted earnings per share gives effect to outstanding stock options.

        All such stock options are reflected in the denominator using the treasury stock method. This method assumes that shares are issued for options that are "in the money," but that we use the proceeds of such option exercises (generally, cash to be paid plus future compensation expense to be recognized) to repurchase shares at the average market value of the stock during the period. We have used our best estimate of the average market value of our shares for the respective period.

        The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common equivalent shares outstanding:

	Six-month periods ended
	July 5, 2003	July 29, 2002
Net income	$8,998,000	$2,775,000

Weighted average number of common and common equivalent shares outstanding:
Basic number of common shares outstanding	22,550,452	22,384,488
Dilutive effect of stock options	1,424,356	981,836

Diluted number of common and common equivalent shares outstanding	23,974,808	23,366,324

Department Stores and National Chains

Carter's Retail Stores

Mass Merchants

carter's

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including             , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

6,250,000 Shares

Carter's, Inc.

Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

Credit Suisse First Boston

Morgan Stanley

Representatives of the Underwriters

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts shown are estimates except the SEC registration fee, the NASD fee and the NYSE listing fee.

Item	Amount
SEC registration fee	$9,303
NASD filing fee	12,000
NYSE listing fee	150,000
Printing and engraving expenses	350,000
Legal fees and expenses	400,000
Accounting fees and expenses	150,000
Blue sky fees and expenses	1,000
Transfer agent and registrar fees	3,500
Miscellaneous	198,500

Total	$1,274,303

        All expenses the registrant or the selling stockholders incur in connection with the issuance and distribution of the common stock registered hereby (other than underwriting discounts and commissions) will be borne by the registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation eliminates the personal liability of our directors to the fullest extent allowed under the DGCL. Our certificate of incorporation also requires us to indemnify each of our directors and officers to the fullest extent allowed under the DGCL.

        The Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        The following information is furnished with regard to all securities sold by the registrant within the past three years which were not registered under the Securities Act.

  (a)
  From October 10, 2000 through October 10, 2003 the registrant issued options to purchase 2,964,572 shares of its common stock to employees, directors, consultants and their affiliates. The registrant did not receive any consideration for these options.

  (b)
  In connection with the acquisition of the registrant by investment funds affiliated with Berkshire Partners LLC, on August 15, 2001, the registrant sold 1,732,584 shares of its common stock to those funds and other investors for aggregate consideration of $106.6 million. Based on representations made by these purchasers, each of these funds and other investors was an accredited investor and the total number of purchasers was under fifteen. No general solicitation was made in connection with the acquisition.

  (c)
  From October 10, 2000 through October 10, 2003, the registrant sold an aggregate of 274,186 shares of its common stock for aggregate consideration of approximately $2.0 million. A total of 208,446 of these shares were purchased by David Pulver, Paul Fulton, John R. Welch and Thomas Whiddon, each of whom is a director of the registrant, for aggregate consideration of $1.6 million. 54,157 shares were issued and sold to Bain & Company, Inc. in exchange for services valued at an aggregate price of $333,334 in connection with a consulting contract with the registrant. The remaining shares were issued and sold to Michael D. Casey, the registrant's CFO, for an aggregate price of $71,293. Based on representations made by these purchasers, the registrant believes that each of these purchasers was a sophisticated and accredited investor. No general solicitation was made in connection with any of these sales.

        The securities referenced in clause (a) were issued in reliance on the exemption from registration provided by Rule 701 of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, as securities issued pursuant to certain compensatory benefit plans and contracts relating to compensation.

        Based on the circumstances described in clauses (b) and (c) above, the securities referenced in clauses (b) and (c) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of the Securities and

Exchange Commission promulgated thereunder, as transactions by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description of Exhibits
1	Form of Underwriting Agreement among Carter's, Inc., the underwriters named therein and the selling stockholders named therein.
2.1	Stock Purchase Agreement dated July 12, 2001 by and among Carter Holdings, Inc., the stockholders of Carter Holdings, Inc. and CH Acquisitions LLC.***
2.2	Amendment No. 1 to the Stock Purchase Agreement, dated August 15, 2001, by and among CH Acquisitions LLC and the Management Stockholders.***
3.1	Certificate of Incorporation of Carter's, Inc.**
3.2	By-laws of Carter's, Inc.**
4.1	Specimen Certificate of Common Stock.
4.2	Indenture dated as of August 15, 2001 among The William Carter Company, Carter's de San Pedro, Inc., Carter's Imagination, Inc. and State Street Bank and Trust Company, as Trustee.***
5	Opinion of Ropes & Gray LLP.†
10.1	Amended and Restated Employment Agreement between Carter Holdings, Inc., The William Carter Company and Frederick J. Rowan, II, dated as of August 15, 2001.***
10.2	Amended and Restated Employment Agreement between The William Carter Company and Joseph Pacifico, dated as of August 15, 2001.***
10.3	Amended and Restated Employment Agreement between The William Carter Company and Charles E. Whetzel, Jr., dated as of August 15, 2001.***
10.4	Amended and Restated Employment Agreement between The William Carter Company and David A. Brown, dated as of August 15, 2001.***
10.5	Amended and Restated Employment Agreement between The William Carter Company and Michael D. Casey, dated as of August 15, 2001.***
10.6	2003 Equity Incentive Plan.†
10.7
Purchase Agreement, dated as of August 8, 2001, by and among CH Acquisitions LLC and Goldman, Sachs & Co., Fleet Securities, Inc. and BNP Paribas Securities Corp. and joined as of the Closing Date by The William Carter Company and Carter's de San Pedro, Inc. and Carter's Imagination, Inc. with respect to the $175,000,000 aggregate principal amount of 10.875% Senior Subordinated Notes due 2011.***

10.8
Credit and Guaranty Agreement dated as of August 15, 2001 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.***
10.9
Amendment No. 1 of Credit and Guaranty Agreement dated as of March 27, 2002 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.**
10.10	Amended and Restated Promissory Note dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.***
10.11	Amended and Restated Stock Pledge Agreement dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.***
10.12	Lease Agreement dated February 16, 2001 between The William Carter Company and Proscenium, L.L.C.***
10.13	Amended and Restated Stockholders Agreement dated as of August 15, 2001 among Carter's, Inc. and the stockholders of Carter's, Inc., as amended.†
10.14
Second Amendment dated as of July 29, 2003 to the Credit and Guaranty Agreement dated as of August 15, 2001, as amended by that certain First Amendment dated as of March 27, 2002, among The William Carter Company, Carter Holdings, Inc., Carter's de San Pedro, Inc., Carter's Imagination, Inc., the Lenders from time to time party thereto, Goldman Sachs Credit Partners L.P., and Fleet National Bank.****
10.15	Amended and Restated Employment Agreement between Carter's, Inc., The William Carter Company and Frederick J. Rowan, II, dated as of October 7, 2003.†
10.16	Lease Agreement dated January 27, 2003 between The William Carter Company and Eagle Trade Center, L.L.C.**
10.17	Amended and Restated Supplemental Executive Retirement Agreement dated as of November 1, 1993, by and between Frederick J. Rowan, II and The William Carter Company.**
10.18	First Amendment to Amended and Restated Supplemental Executive Retirement Agreement dated as of October 30, 1996, by and between Frederick J. Rowan, II and The William Carter Company.**
10.19
Trust Agreement for The Frederick J. Rowan Retirement Trust dated as of August 1, 1994, by and between The William Carter Company and Wachovia Bank of Georgia, N.A. and its successor or successors or assigns in the Trust, as trustee.**
10.20	First Amendment to Trust Agreement for The Frederick J. Rowan Retirement Trust dated as of October 30, 1996.**
10.21	Split Dollar Agreement dated as of September 21, 1992, by and between The William Carter Company and Frederick J. Rowan, II.**

10.22	Amended and Restated Annual Incentive Compensation Plan.
21	Subsidiaries of Carter's, Inc.†
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Ropes & Gray LLP (included in Exhibit 5).
23.3	Consent of Fitzgerald & Co.**
23.4	Consent of NPD Group, Inc.**
24.1	Power of Attorney by Messrs. Bloom, Jones, Pulver, Fulton, Welch and Whiddon.**

†
Replaces previously filed exhibit.

**
Previously filed

***
Incorporated by reference to The William Carter Company's Registration Statement filed on Form S-4 (No. 333-72790) on November 5, 2001.

****
Incorporated by reference to The William Carter Company's Quarterly Report on Form 10-Q filed on August 19, 2003.

(b)
Financial Statement Schedules. The following Report of Independent Auditors and financial statement schedule are included as part of this registration statement:

REPORT OF INDEPENDENT AUDITORS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
Carter Holdings, Inc.:

        Our audits of the consolidated financial statements of Carter Holdings, Inc. referred to in our report dated February 19, 2003, except for Note 2 as to which the date is August 19, 2003 and Note 1 as to which the date is September 30, 2003 also included an audit of the financial statement schedule listed in ITEM 16(b) of this Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
February 19, 2003, except for Note 2 as to which the date is August 19, 2003 and Note 1 as to which the date is September 30, 2003

SCHEDULE I CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)

CARTER HOLDINGS, INC.

CONDENSED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 28, 2002	December 29, 2001
ASSETS
Income tax receivable	$623	$623
Investment in TWCC at equity	178,736	157,715

Total assets	$179,359	$158,338

LIABILITIES AND STOCKHOLDERS' EQUITY
Preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at December 28, 2002 or December 29, 2001	—	—
Common stock, voting; par value $.01 per share; 32,000,000 shares authorized; 22,548,760 issued and outstanding at December 28, 2002; 22,332,136 shares issued and outstanding at December 29, 2001	225	223
Additional paid-in capital	147,043	145,277
Retained earnings	32,091	12,838

Total stockholders' equity	179,359	158,338

Total liabilities and stockholders' equity	$179,359	$158,338

See accompanying note

CARTER HOLDINGS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August, 15 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Interest expense	$—	$—	$(1,670)	$(2,688)
Loss on extinguishment of debt	—	—	(2,237)	—
Income tax benefit	—	—	1,338	896

Loss before equity interest in TWCC	—	—	(2,569)	(1,792)
Equity in net income (loss) of TWCC	19,253	12,838	(14,428)	14,445

Net income (loss)	$19,253	$12,838	$(16,997)	$12,653

Basic net income (loss) per common share	$0.86	$0.57	$(0.44)	$0.33
Pro forma basic net income (loss) per common share	$0.86	$0.57	$(0.40)	$0.38
Diluted net income (loss) per common share	$0.82	$0.56	$(0.44)	$0.33
Pro forma diluted net income (loss) per common share	$0.82	$0.56	$(0.40)	$0.38
Basic weighted average number of shares outstanding	22,453,088	22,332,136	38,752,744	38,759,508
Diluted weighted average number of shares outstanding	23,544,900	23,086,845	38,752,744	38,759,508

See accompanying note

CARTER HOLDINGS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Successor		Predecessor
	For the year ended December 28, 2002	For the period from August, 15 2001 through December 29, 2001	For the period from December 31, 2000 through August 14, 2001	For the year ended December 30, 2000
Cash flows from operating activities:
Net income (loss)	$19,253	$12,838	$(16,997)	$12,653
Loss on extinguishment of debt	—	—	2,237	—
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Equity in net (income) loss of TWCC	(21,021)	(12,838)	14,428	(14,445)
Non-cash compensation expense	768	—	—	—
Dividend received from earnings of TWCC	—	—	1,267	2,510
Amortization of debt issuance costs	—	—	162	254
Deferred tax expense	—	—	—	662
Increase in tax receivable	—	(843)	(1,338)	(1,558)
(Decrease) increase in accrued interest	—	(700)	301	(6)

Net cash (used in) provided by operating activities	(1,000)	(1,543)	60	70

Cash flows from investing activities:
Payment to sellers for Acquisition	—	(234,236)	—	—
Acquisition-related dividend from TWCC	—	128,559	—	—

Net cash used in investing activities	—	(105,677)	—	—

Cash flows from financing activities:
Repurchase of Class C stock	—	—	(60)	(70)
Proceeds from sale of stock	1,000	—	—	—
Payment of 12% Senior Subordinated Notes	—	(20,000)	—	—
Proceeds from issuance of Common Stock	—	127,220	—	—

Net cash provided by (used in) financing activities	1,000	107,220	(60)	(70)

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of the period	—	—	—	—

Cash and cash equivalents at end of the period	$—	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activity:
Increase in investment in TWCC as a result of treasury shares issued to an employee	$—	$—	$60	$60

See accompanying note

CARTER HOLDINGS, INC.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common stock	Class A stock	Class C stock	Class C treasury stock	Class D stock	Additional paid-in capital	Retained earnings (accumulated deficit)
Predecessor:
Balance at January 1, 2000	$—	$8	$2	$(1,860)	$—	$59,990	$(1,187)
Issuance of Class C Treasury Stock (40,000 shares)				60
Purchase of Class C Treasury Stock (46,760 shares)				(70)
Net income							12,653

Balance at December 30, 2000	—	8	2	(1,870)	—	59,990	11,466
Issuance of Class C Treasury Stock (40,000 shares)				60
Purchase of Class C Treasury Stock (40,000 shares)				(60)
Net loss							(16,997)

Balance at August 14, 2001	$—	$8	$2	$(1,870)	$—	$59,990	$(5,531)

Successor:
Balance at August 15, 2001	$223					$145,277	$—
Net income							12,838

Balance at December 29, 2001	223					145,277	12,838
Sales and issuances of common stock (216,624 shares)	2					1,751
Stock compensation on stock options						15
Net income							19,253

Balance at December 28, 2002	$225					$147,043	$32,091

See accompanying note

CARTER HOLDINGS, INC.

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

NOTE 1—THE COMPANY:

        On September 30, 2003, Carter Holdings, Inc., a Massachusetts corporation re-incorporated in Delaware and changed its name by forming and subsequently merging with and into its new wholly-owned Delaware subsidiary. The surviving company is named Carter's, Inc. ("Carter's").

        In connection with the re-incorporation, Carter's effected a 4-for-1 split of its common stock. As a result, the common stock share and per share data for all periods presented have been adjusted to reflect this stock split.

        Carter's is a holding company whose primary asset consists of an investment in 100% of the outstanding capital stock of The William Carter Company ("TWCC"). On July 12, 2001, a special purpose entity formed by Berkshire Partners LLC and affiliates ("Berkshire") entered into a stock purchase agreement with Carter's and all of Carter's stockholders to acquire substantially all of the stock of Carter's except for some equity interests held by our management (the "Acquisition"). The Acquisition was consummated on August 15, 2001. Financing for the Acquisition and related transactions totaled $468.2 million and was provided by: $24.0 million in new revolving loan facility borrowings; $125.0 million in new term loan borrowings (both the revolving loan facility and term loan are part of a $185.0 million new senior credit facility entered into by TWCC); $173.7 million of borrowings under a new senior subordinated loan facility (issued by TWCC in connection with an August 15, 2001 private placement); and $145.5 million of capital invested by affiliates of Berkshire and other investors, which includes rollover equity by management of $18.3 million. For further information, reference should be made to the Notes to Consolidated Financial Statements of Carter's, Inc. included in the accompanying prospectus.

ITEM 17. UNDERTAKINGS.

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, state of Georgia, on October 10, 2003.

CARTER'S, INC.
By:	/s/ FREDERICK J. ROWAN, II Frederick J. Rowan, II Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FREDERICK J. ROWAN, II Frederick J. Rowan, II	Chairman, President and Chief Executive Officer (principal executive officer)	October 10, 2003
/s/ MICHAEL D. CASEY Michael D. Casey	Chief Financial Officer (principal financial and accounting officer)	October 10, 2003
* Bradley M. Bloom	Director	October 10, 2003
* Ross M. Jones	Director	October 10, 2003
* David Pulver	Director	October 10, 2003
* Paul Fulton	Director	October 10, 2003
* John R. Welch	Director	October 10, 2003
* Thomas Whiddon	Director	October 10, 2003
*By:	/s/ MICHAEL D. CASEY Attorney in fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1	Form of Underwriting Agreement among Carter's, Inc., the underwriters named therein and the selling stockholders named therein.
2.1	Stock Purchase Agreement dated July 12, 2001 by and among Carter Holdings, Inc., the stockholders of Carter Holdings, Inc. and CH Acquisitions LLC.***
2.2	Amendment No. 1 to the Stock Purchase Agreement, dated August 15, 2001, by and among CH Acquisitions LLC and the Management Stockholders.***
3.1	Certificate of Incorporation of Carter's, Inc.**
3.2	By-laws of Carter's, Inc.**
4.1	Specimen Certificate of Common Stock.
4.2	Indenture dated as of August 15, 2001 among The William Carter Company, Carter's de San Pedro, Inc., Carter's Imagination, Inc. and State Street Bank and Trust Company, as Trustee.***
5	Opinion of Ropes & Gray LLP.†
10.1	Amended and Restated Employment Agreement between Carter Holdings, Inc., The William Carter Company and Frederick J. Rowan, II, dated as of August 15, 2001.***
10.2	Amended and Restated Employment Agreement between The William Carter Company and Joseph Pacifico, dated as of August 15, 2001.***
10.3	Amended and Restated Employment Agreement between The William Carter Company and Charles E. Whetzel, Jr., dated as of August 15, 2001.***
10.4	Amended and Restated Employment Agreement between The William Carter Company and David A. Brown, dated as of August 15, 2001.***
10.5	Amended and Restated Employment Agreement between The William Carter Company and Michael D. Casey, dated as of August 15, 2001.***
10.6	2003 Equity Incentive Plan.†
10.7
Purchase Agreement, dated as of August 8, 2001, by and among CH Acquisitions LLC and Goldman, Sachs & Co., Fleet Securities, Inc. and BNP Paribas Securities Corp. and joined as of the Closing Date by The William Carter Company and Carter's de San Pedro, Inc. and Carter's Imagination, Inc. with respect to the $175,000,000 aggregate principal amount of 10.875% Senior Subordinated Notes due 2011.***
10.8
Credit and Guaranty Agreement dated as of August 15, 2001 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.***

10.9
Amendment No. 1 of Credit and Guaranty Agreement dated as of March 27, 2002 among The William Carter Company, as Borrower, Carter Holdings, Inc. and certain subsidiaries of The William Carter Company, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger and Syndication Agent, Fleet National Bank, as Administrative Agent and Collateral Agent, and BNP Paribas, as Documentation Agent.**
10.10	Amended and Restated Promissory Note dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.***
10.11	Amended and Restated Stock Pledge Agreement dated August 15, 2001 between The William Carter Company and Frederick J. Rowan, II.***
10.12	Lease Agreement dated February 16, 2001 between The William Carter Company and Proscenium, L.L.C.***
10.13	Amended and Restated Stockholders Agreement dated as of August 15, 2001 among Carter's, Inc. and the stockholders of Carter's, Inc., as amended.†
10.14
Second Amendment dated as of July 29, 2003 to the Credit and Guaranty Agreement dated as of August 15, 2001, as amended by that certain First Amendment dated as of March 27, 2002, among The William Carter Company, Carter Holdings, Inc., Carter's de San Pedro, Inc., Carter's Imagination, Inc., the Lenders from time to time party thereto, Goldman Sachs Credit Partners L.P., and Fleet National Bank.****
10.15	Amended and Restated Employment Agreement between Carter's, Inc., The William Carter Company and Frederick J. Rowan, II, dated as of October 7, 2003.†
10.16	Lease Agreement dated January 27, 2003 between The William Carter Company and Eagle Trade Center, L.L.C.**
10.17	Amended and Restated Supplemental Executive Retirement Agreement dated as of November 1, 1993, by and between Frederick J. Rowan, II and The William Carter Company.**
10.18	First Amendment to Amended and Restated Supplemental Executive Retirement Agreement dated as of October 30, 1996, by and between Frederick J. Rowan, II and The William Carter Company.**
10.19
Trust Agreement for The Frederick J. Rowan Retirement Trust dated as of August 1, 1994, by and between The William Carter Company and Wachovia Bank of Georgia, N.A. and its successor or successors or assigns in the Trust, as trustee.**
10.20	First Amendment to Trust Agreement for The Frederick J. Rowan Retirement Trust dated as of October 30, 1996.**
10.21	Split Dollar Agreement dated as of September 21, 1992, by and between The William Carter Company and Frederick J. Rowan, II.**
10.22	Amended and Restated Annual Incentive Compensation Plan.
21	Subsidiaries of Carter's, Inc.†
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Ropes & Gray LLP (included in Exhibit 5).
23.3	Consent of Fitzgerald & Co.**
23.4	Consent of NPD Group, Inc.**
24.1	Power of Attorney by Messrs. Bloom, Jones, Pulver, Fulton, Welch and Whiddon.**

†
Replaces previously filed exhibit.

**
Previously filed

***
Incorporated by reference to The William Carter Company's Registration Statement filed on Form S-4 (No. 333-72790) on November 5, 2001.

****
Incorporated by reference to The William Carter Company's Quarterly Report on Form-10-Q filed on August 19, 2003.

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